

ANNUAL REPORT 2024

COVENANT LOGISTICS GROUP, INC.

	2022	2023	2024
Total revenue (in thousands)	$ 1,216,858	$ 1,103,573	$ 1,131,476
Freight revenue (in thousands)	$ 1,046,396	$ 970,509	$ 1,013,941
Net income (in thousands)	$ 108,682	$ 55,229	$ 35,921
Net margin[1]	10.4%	5.7%	3.5%
Earnings per share (diluted)	$ 3.50	$ 2.00	$ 1.30
Tangible book value at December 31 (in thousands)	$ 270,742	$ 228,059	$ 269,273
Operating ratio	90.1%	94.7%	96.0%
Adjusted operating ratio[2][3]	90.7%	93.4%	93.0%
Net income to average invested capital	18.3%	6.7%	4.2%
Adjusted ROIC[3][4]	15.3%	5.4%	4.1%

[1] Net margin is net income as a percentage of freight revenue.
[2] Adjusted operating expenses, net of fuel surcharge revenue and amortization of intangibles, as a percentage of freight revenue.
[3] Adjusted operating ratio and Adjusted ROIC are non-GAAP financial measures. Please see the reconciliation on pages iii and iv of this Annual Report.
[4] Calculated as follows: the sum of adjusted operating income after tax at our effective tax rate as a percentage of the sum of average trailing twelve months balance sheet total net assets (total assets net of cash and cash equivalents) less average trailing twelve months total current liabilities, net of debt and finance leases.

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "would," "will," "expects," "estimates," "projects," "appears," "mission," "anticipates," "plans," "outlook," "focus," "seek," "potential," "continue," "goal," "target," "objective,", "optimistic", "intends," derivations thereof, and similar terms and phrases. Forward-looking statements are based upon the current beliefs and expectations of our management and inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in the "Risk Factors" section of this Annual Report, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission. We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

On December 31, 2024, after market close, the Company effected a 2 for 1 forward split on its Class A common stock and Class B common stock outstanding in the form of a stock dividend, under which each stockholder of the Company's Class A common stock on that date received one additional share of the Company's $0.01 par value Class A common stock for every one share owned and each stockholder of the Company's Class B common stock on that date received one additional share of the Company's $0.01 par value Class B common stock for every one share owned. All share and per share amounts presented in this Annual Report, including with respect to dividends and in the financial statement and notes hereto have been adjusted for the stock split, except for the share amounts presented in the stockholders' equity section of our consolidated balance sheets.

COVENANT LOGISTICS GROUP, INC.

Dear Fellow Stockholders,

Our company continues to outperform the truckload industry amidst challenging operating conditions. Operating results improved modestly compared to 2023, a nearly singular achievement in an industry in which declining earnings has been the norm for two-plus years. We attribute this achievement to focusing on "nichey" businesses with high service standards that limit the commoditization of our services, a culture of integrity, collaboration and value, and intense effort toward service, safety, and cost control. With a sound strategy, a vigorous management team, and access to the resources we need, our company's future is bright.

Our business has been resilient in the face of an historically deep and extended general freight market downturn. The impact of this downturn on Covenant has been limited because we invested in M&A and growth assets in less cyclical end markets, primarily in our specialized Dedicated and Expedited units. At the same time, we negotiated contractual protections with certain other customers where our services add unique value, and we grew our warehousing unit. A significant portion of our revenue comes from these more stable areas, while the remainder is more exposed to market fluctuations. Although this business mix has lowered our downside risk during the extended downturn, it will also limit our flexibility to quickly reprice our services in the next strong freight market. Due to our long-term focus and desire to manage volatility where possible, this is a trade-off we are willing to make.

While our business model mitigated some of the market pressure on rates and volumes, our earnings remained exposed to weakness in the used equipment market. The combination of lower gain on sale of revenue producing equipment and lower contribution from our 49% ownership of TEL was an approximately $13 million pretax, or 34 cents per share, drag on earnings from 2023 to 2024. In a stronger general freight market, we expect the value of used equipment to increase, affording the opportunity to capitalize indirectly on the market cycle through gains on sale of equipment and higher TEL earnings.

Highlights of 2024:

- **Safety First.** Our consolidated safety record, measured by reportable accidents per million miles, improved again in 2024. We are dedicated to recruiting good driving candidates, using training and technology to support them, and bringing them home safely to their families every day. Our drivers are the lifeblood of our company, and we appreciate them, and everyone who supports them, every day.

- **Weed and Feed.** With new contracts and customers during 2024, we have doubled the size of our specialized Dedicated fleet following the 2023 acquisition of Lew Thompson & Son and related companies. As a source of capital, we downsized our fleet operating under less profitable general commodity Dedicated contracts. The net impact was improved operating results for our Dedicated unit despite a very difficult freight market that negatively impacted most competitors. We intend to continue ongoing upgrades of our freight mix.

- **Managed Freight Breakout.** While many freight brokerage businesses struggled to generate a profit during 2024, our Managed Freight unit increased operating income approximately 30% on a slight decrease in revenue. Strong coordination with Expedited and tighter cost control led to improved freight mix and better margins.

- **Equipment.** We continue to invest in maintaining a fleet that meets our safety, service, maintenance, and driver satisfaction standards. With an average tractor age of 20 months at December 31, 2024, we maintain significant flexibility in managing our fleet with no deferred capital expenditures.

- **Financial Flexibility.** Maintaining our margins and managing our cash flows and leverage has allowed us to invest for the future and return capital to our stockholders. We recently increased our quarterly dividend as a reflection of our focus on stockholder returns.

Looking ahead, each of our business units – Dedicated, Expedited, Warehousing, and Managed Freight – has the potential to grow in 2025 and beyond. At the same time, our industry has multiple challenges that we must navigate carefully as we make targeted, prudent investments.

New and existing customers in our specialized Dedicated business continue to ask us to grow with them, and we have been able to more than double the size of this business at strong margins since acquiring it in 2023. We have expanded geographic reach to the eastern and western United States, added new logos, and increased density in the unit's home territory of Arkansas and Missouri. However, volumes continue to be impacted by ongoing outbreaks of avian influenza that are limiting some customers' shipments, and the cost of start-up operations has been negatively impacting the operating margin of this business unit. On a normalized basis, we continue to view this as a growing business with margins accretive to the segment's operating ratio.

Specialized Expedited and warehousing are both smaller units offering strong returns on capital with limited scale. We have roughly doubled the size of these units since their acquisition dates; our challenge in each instance remains to find more opportunities to grow without diluting margins. We regularly evaluate acquisitions and organic growth as ways to expand these units.

Managed Freight is continuing to execute by selecting good freight, buying capacity effectively, and controlling overhead. Operating margin has continued to impress, and the team is ready to attack overflow freight and drive revenue growth when demand improves. However, growth in managed freight has been cyclical, and we are not inclined to grow for growth's sake or compete with technology-based platforms for commoditized freight.

Across our non-specialized Expedited and Dedicated business units and income from TEL, capacity and demand have become more balanced than they have been for the past two to three years. Customers have reacted more positively to volume and yield discussions, which should support better margins and eventually lead to a better equipment sales and leasing market. However, uncertainty regarding consumer demand, manufacturing activity, interest rates, and trade policy is causing some customers to pause investment or modify their supply chains, which could elongate the return to a favorable general freight environment.

We are being presented many acquisition and investment opportunities across diverse end markets, any number of which could add to existing units or afford us an additional growth vertical. We reject most opportunities because they don't meet our criteria. We intend to be opportunistic while remaining cautious about our leverage ratio and evaluating each opportunity against the ability to invest in our own shares. We are fortunate to have ample capital resources and the full range of capital allocation alternatives available.

Perhaps most encouraging, our biggest value-driving opportunity is improving our operating ratio. At $1.1 billion in revenue, every 100 basis points of operating ratio improvement equals generates over 25 cents per diluted share. Even during times of uncertainty or negative freight cycles, we have opportunities to allocate assets to the best returns, operate more efficiently, and prepare for the future. Overall, we believe our long-term opportunities dramatically outweigh the near-term risks.

We are confident in the future because of our people. Starting with our board of directors and continuing through our executives and managers to the front line, we have a strong team with unified purpose. This is reflected not just in financial results, but in our service, safety, and succession planning. Our leadership team is well balanced with experience, youth, and depth, giving us the foundation to plan and execute for long-term value.

In addition to being confident, we are grateful. I want to recognize the strength of our current team and thank all teammates for their contributions to our success during a challenging freight environment. I would also like to thank Sam Hough and Lynn Doster, who retired from leadership of Expedited and Dedicated during 2024, for their years of valuable contribution to our company. We would not have been as successful without them.

In closing, I would like to thank you for your support. We continue to work diligently toward driving long-term value for our fellow owners.

Sincerely,

David R. Parker
Chairman and Chief Executive Officer

Non-GAAP Reconciliation Tables

The following tables present the calculations for adjusted operating ratio and adjusted ROIC (non-GAAP financial measures) for the periods presented. Adjusted operating ratio and adjusted ROIC are not substitutes for the corresponding financial measures computed in accordance with GAAP. There are limitations to using non-GAAP financial measures. We believe the use of adjusted operating ratio and adjusted ROIC allow us to more effectively compare periods, while excluding the potentially volatile effect of changes in fuel prices, as well as amortization of intangibles. Our Board and management focus on these non-GAAP measures as indicators our performance from period to period. We believe our presentation of these non-GAAP measures is useful because it provides investors and securities analysts the same information that we use internally to assess our core operating performance. Although we believe that these non-GAAP measures improve comparability in analyzing our period-to-period performance, it could limit comparability to other companies in our industry, if those companies define such measures differently. Because of these limitations, these non-GAAP measures should not be considered a measure of income generated by our business or discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by primarily relying on GAAP results and using non-GAAP financial measures on a supplemental basis.

	(dollars in millions)		
GAAP Presentation	2022	2023	2024
Total revenue	$ 1,216.9	$ 1,103.6	$ 1,131.5
Total operating expenses	1,096.2	1,044.8	1,086.7
Operating ratio	**90.1%**	**94.7%**	**96.0%**
Non-GAAP Presentation	2022	2023	2024
Total revenue	$ 1,216.9	$ 1,103.6	$ 1,131.5
Fuel surcharge revenue	170.5	133.1	117.5
Freight revenue	$ 1,046.4	$ 970.5	$ 1,013.9
Operating expenses	1,096.2	1,044.8	1,086.7
Adjusted for:			
Fuel surcharge revenue	(170.5)	(133.1)	(117.5)
Amortization of intangibles	(4.3)	(7.5)	(9.5)
Strategic restructuring items:			
Gain on disposal of terminals, net	38.5	7.6	-
Contingent consideration liability adjustment	(0.8)	(3.0)	(16.5)
Abandonment of revenue equipment	(10.0)	-	-
Transaction and executive retirement	-	(2.2)	-
Adjusted operating expenses	$ 949.2	$ 906.7	$ 943.2
Adjusted operating ratio	**90.7%**	**93.4%**	**93.0%**

GAAP Presentation		2022		2023		2024
				(dollars in millions)		
Net income	$	108.7	$	55.2	$	35.9
Average total assets, net of cash	$	727.0	$	951.7	$	962.0
Less: Average total current liabilities, net of debt and financing leases	$	(131.9)	$	(121.9)	$	116.3
Average invested capital	$	595.1	$	829.8	$	845.7
Net income to average invested capital		**18.3%**		**6.7%**		**4.2%**

Non-GAAP Presentation		2022		2023		2024
Net income	$	108.7	$	55.2	$	35.9
Add: Interest expense, net (after tax)		2.3		6.0		10.5
Less: Income from equity method investment, net (after tax)		(19.1)		(16.2)		(11.3)
Less: Income (loss) from discontinued operations, net (after tax)		(0.8)		(0.6)		(0.6)
Net operating profit after tax ("NOPAT")	$	91.2	$	44.5	$	34.5
Average invested capital	$	595.1	$	829.8	$	845.7
Adjusted ROIC		**15.3%**		**5.4%**		**4.1%**

BUSINESS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical or current fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance, including future inflation, consumer spending, supply chain conditions, and gross domestic product changes; and any statements of belief and any statements of assumptions underlying any of the foregoing. In this Annual Report, statements relating to our ability to achieve our strategic plan and the anticipated impact of our strategic plan and other strategic initiatives, our ability to recruit and retain qualified independent contractors and qualified driver and non-driver employees, our ability to react to market conditions and gain market share, future demand for and supply of new and used tractors and trailers (including expected prices of such equipment), expected functioning and effectiveness of our information systems and other technology we implement and our ability to safeguard such systems and technology, our ability to leverage technology to gain efficiencies, expected sources and adequacy of working capital and liquidity (including our mix of debt, finance leases, and operating leases as means of financing revenue equipment), future relationships, use, classification, compensation, and availability with respect to third-party service providers, future driver market conditions, including future driver pay, the expected impact of our cost-saving measures, expected improvements to financial and operational measures, expected future cash flows, future allocation of capital, including equipment purchases and upgrades and the allocation of capital among our reportable segments, future insurance and claims levels and expenses, future impact of pending litigation, future tax rates, tax expense, and allowable deductions, future fuel management, expense, and the future effectiveness of fuel surcharge programs, future interest rates and effectiveness of interest rate swaps, future inflation, future investments in and the growth of individual reportable segments and services, expected capital expenditures, future asset dispositions, future asset utilization and efficiency, future fleet size, age, management, and upgrades, future trucking capacity, expected freight demand and volumes, future rates, future pricing and terms from our vendors and suppliers, future depreciation and amortization, future compliance with and impact of existing and proposed federal and state laws and regulations, future salaries, wages, and related expenses, future earnings from and value of our investments, including our equity investment in Transport Enterprise Leasing, LLC ("TEL"), any future indemnification obligations related to the Transport Financial Services ("TFS") Portfolio, future customer relationships, potential results of a default and testing of our fixed charge covenant under the Credit Facility or other debt agreements, future payment of financing and operating lease liabilities, future unforeseen events such as strikes, work stoppages, and weather catastrophes, future acquisitions, the expected impact of recent acquisitions, including the contingent consideration related to such acquisitions, future credit availability, future repurchases and dividends, if any, future stock prices, future goodwill impairment, future indebtedness, expected transition to and effect of new accounting standards, expected effect of deferred tax assets, our mix of single and team operations, the effect of safety ratings and hours-of-service expectations, future operating and maintenance expenses, and the future impact of the COVID-19 outbreak or other similar outbreaks, among others, are forward-looking statements. Such statements may be identified by the use of terms or phrases such as "believe," "may," "could," "would," "will," "expects," "estimates," "projects," "appears," "mission," "anticipates," "plans," "outlook," "focus," "seek," "potential," "continue," "goal," "target," "objective,", "optimistic", "intends," derivations thereof, and similar terms and phrases. Forward-looking statements are based on currently available operating, financial, and competitive information. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth below. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission ("SEC").

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," or the "Company" or similar terms refer to Covenant Logistics Group, Inc. and its subsidiaries.

GENERAL

Background and Strategy

We were founded in 1986 as a provider of expedited freight transportation, primarily using two-person driver teams in transcontinental lanes. Since that time, we have grown from 25 tractors to approximately 2,300 tractors and expanded our services to include a wide array of transportation and logistics services for our customers. We are strategically focused on continuing to integrate into the supply chain of our customers and reducing our seasonal and cyclical volatility. Our 2018 acquisition of Landair Holdings, Inc., Landair Transport, LLC, Landair Logistics, LLC, and Landair Leasing, Inc. (collectively, "Landair"), our 2022 acquisition of AAT Carriers, Inc. ("AAT"), and our 2023 acquisitions of Lew Thompson & Son Trucking, LLC, Lew Thompson & Son Leasing LLC, Lew Thompson & Son Dedicated Leasing, LLC, Josh Thompson Trucking, LLC (collectively "LTST") and Sims Transport Services LLC ("Sims") are examples of that commitment. Landair is a leading dedicated truckload carrier and supplier of transportation management, warehousing, and logistics inventory management systems. AAT specializes in highly regulated, time-sensitive loads for the U.S. government. LTST specializes in poultry feed and live haul transportation. Sims is a specialized brokerage company.

As our fleet has grown over almost four decades and our service platform matured, several important trends dramatically affected the truckload industry and our business. First, supply chain patterns became more fluid in response to dynamic changes in labor and transportation costs, ocean freight and rail-intermodal service standards, retail distribution center networks, governmental regulations, and other industry-wide factors. Second, the cost structure of the truckload business rose dramatically, particularly equipment, driver wages, insurance premiums, and, at times, fuel prices, impacting us and our customers' freight decisions. Third, customers used technology to constantly optimize their supply chains, which necessitated expanding our own technological capability to optimize our asset allocation, manage yields, and drive operational efficiency. Fourth, a confluence of regulatory constraints, safety and security demands, and scarcity of qualified driver applicants, negatively impacted our asset productivity and reinforced what a precious resource professional truck drivers are (and we believe increasingly will be) in our industry.

We are proud of the operational improvements we have made in recent years, in spite of rising casualty insurance costs and the challenging supply shortage of professional drivers. We believe we have made significant progress in achieving our strategic plan, but remain focused on seven initiatives that fall under the following key tenets:

- **Organizational Excellence and Entrepreneurial Spirit.** In 2022, we initiated changes to our senior leadership team as part of our long term succession plan and continued to focus on metrics, accountability, and ownership.

- **Focus on the Driver.** Drivers are the lifeblood of our company and our industry. We employ a broad range of safety, lifestyle, compensation, equipment technology, and personal recognition methods to convey our respect and appreciation for our drivers and to improve their careers. A portion of these techniques involve analytics to identify likely candidates, match teams, evaluate recruiting spending, deliver training content to drivers, and design tractor specifications.

- **Focus on the Customer Experience.** We offer premium service in sectors where we can make a difference, and we use our brokerage services to cover loads that cannot be as efficiently serviced through our asset based transportation services. With each interaction, we seek to enhance the value we bring to the customer relationship.

- **Rigorous Capital Allocation Process.** Our senior management evaluates capital investment opportunities against available capital and acceptable leverage levels, and material investments must pass return on investment and capital investment committee approval processes. Our leverage ratio increased in 2024 as compared to the prior year, as we remain focused on investing capital when we can obtain acceptable returns while maintaining lower leverage than we have historically. During 2023 we completed our revenue equipment replacement plan to bring our trade cycle back to normalized levels. We believe our disciplined investment review has contributed to our improved results by allocating capital to more profitable business units and downsizing other units into greater profitability. In January 2022, our Board of Directors (the

"Board") approved a quarterly cash dividend program of $0.03125 per share, which was increased to $0.04 per share in August 2022 and $0.055 per share in February 2023.

- **Risk Management—Assess and Mitigate.** We evaluate risk areas with significant volatility, as well as the costs and benefits associated with mitigating the volatility. In 2022, the Board established a Risk Committee focused on identification, evaluation, and mitigation of operational, strategic, and environment risks, as well as monitoring and approving risk policies and associated practices for the Company. The Board believes an actively engaged Risk Committee is vital in recognizing and managing key risks facing the Company. Diesel fuel prices, interest rates, safety, driver retention, insurance and claims cost, and used equipment prices are all areas where we identified significant risk and volatility for our business. To manage these risks, we have at times employed fuel hedging contracts on a portion of our fuel usage not covered by customer fuel surcharges, maintain lower self-insured accident liability retention when economically feasible, and expanded our ability to sell our used equipment to increase bargaining power with the tractor and trailer manufacturers.

- **Technology**. We purchase and deploy technology that we believe will allow us to operate more safely, securely, and efficiently. Our operational information systems are tailored to the needs of our various service offerings, utilizing software developed internally and purchased off-the-shelf depending on the operational needs. We will continue to seek out technology to improve efficiencies and expand our resources while still providing enterprise wide visibility for critical operating functions.

- **Safety**. The Company experienced another record setting year, as measured by accident rates. The DOT accident rate per million miles, as defined by the Federal Motor Carrier Safety Administration ("FMCSA"), decreased 1% year over year and was the lowest in the Company's history. We believe that the key to the improved safety results remains a combination of training, consistent and proactive coaching, utilizing proven safety technologies, and consistent collaboration between all of our business units. The expansion of our safety training program has allowed us to further increase new driver training and sustain consistent messaging around the culture of safety. During 2024, we continued to expand implementation of several safety related technologies, including telematics, predictive analytics programs, enhancing usage of our dorm/training facility, and ongoing adoption of truck manufacturer preventative systems. Each of these areas focus on sustainable safety performance for the enterprise.

We believe the ongoing execution of our strategic plan has contributed to the substantial improvement in operating results and profitability we have generated over the past several years. Some of the significant successes resulting from our strategic planning efforts include the Landair Acquisition in 2018; consolidation of our back-office operations; enhancements to recruiting, retention, and business intelligence; upgraded information technology; focus on service and on time delivery; sale of TFS; the acquisition of AAT in 2022; and the acquisition of LTST and Sims in 2023. Each of these accomplishments positively impacted the success of the key initiatives identified above, our overarching financial goals, and ultimately, the Company. However, we still have significant work ahead to achieve our goals, deliver a strong and stable product for our customers, provide a bright future for our employees and independent contractors, and create meaningful value for our stockholders.

The Company

We operate a relatively new tractor fleet and employ sophisticated tractor technology that enhances our operational efficiencies and our drivers' safety. Our company-owned tractor fleet has an average age of approximately 1.6 years, compared to an average U.S. Class 8 tractor age of approximately 5.7 years in 2024. Some of the technologies we employ include the following: (1) freight optimization software that can perform sophisticated analyses of profitability and other measures on each customer, route, and load; (2) routing software that selects the best route, identifies fuel stops, and warns of deviations from routing instructions; (3) a tracking and communications system that permits direct communication between drivers and fleet managers, as well as constant location and delivery updates; (4) electronic logging devices ("ELDs") in all of our tractors; (5) aerodynamics and other fuel efficiency systems that have significantly improved fuel mileage; and (6) safety technology, including rollover stability control, collision mitigation, adaptive cruise control, and lane-change warning. We believe our modern fleet lowers maintenance costs, improves fuel mileage, improves safety, contributes to better customer service, and assists with driver retention.

Reportable Segments and Service Offerings

Our asset based transportation services include two separate reportable segments: (i) Expedited and (ii) Dedicated, both of which transport full trailer loads of freight from origin to destination with minimal intermediate stops or handling. We provide truckload transportation services primarily throughout the continental United States utilizing equipment we own or lease or equipment owned by independent contractors. Our Expedited reportable segment transports freight over nonroutine routes. Our Dedicated reportable segment provides similar transportation services, but does so pursuant to agreements whereby we make our equipment available to a specific customer for shipments over particular routes at specified times.

To complement our asset based transportation services, we also offer non-asset based or asset light logistics services through our Managed Freight reportable segment. Our Managed Freight reportable segment relies heavily on technology and provides: (i) freight brokerage ("Brokerage") and (ii) transportation management services ("TMS") to our customers.

Lastly, to further our goal of becoming more critical throughout the supply chain, we offer day-to-day warehouse management services through our Warehousing reportable segment. At this point we own no Warehouse facilities but either lease space coterminous with the underlying customer contract or manage the customer's facility.

Our combined asset based and non-asset based capabilities, allow us to transport many types of freight for a diverse customer base. We concentrate on service offerings where we believe our capacity in relation to sector size and our operating proficiency can make a meaningful difference to customers. The primary service offerings are further described below:

- **Expedited:** In our Expedited business, we operate approximately 900 tractors substantially all of which are driven by two-person driver teams. The Expedited reportable segment primarily provides truckload services to customers with high service freight and delivery standards, such as 1,000 miles in 22 hours, or 15-minute delivery windows. Expedited services generally require two-person driver teams on equipment either owned or leased by the Company.

- **Dedicated:** In our Dedicated business, we operate approximately 1,400 tractors, substantially all of which are driven by a solo driver. The Dedicated reportable segment provides customers with committed truckload capacity over contracted periods with the goal of three to five years in length. Equipment is either owned or leased by the Company.

- **Managed Freight:** Our Managed Freight reportable segment, includes our brokerage services and TMS. Brokerage services provide logistics capacity by outsourcing the carriage of customers' freight to third-parties. TMS provides comprehensive logistics services on a contractual basis to customers who prefer to outsource their logistics needs.

- **Warehousing:** The Warehousing reportable segment provides day-to-day warehouse management services to customers who have chosen to outsource this function. We also provide shuttle and switching services related to shuttling containers and trailers in or around freight yards and to/from warehouses.

Additionally, we participate in the market for used equipment sales and leasing through our 49% ownership of Transport Enterprise Leasing, LLC ("TEL").

The following table reflects the size of each of our reportable segments measured by 2024 total revenue, net of fuel surcharge revenue, which we refer to as "freight revenue":



2024



Distribution of Freight Revenue Among Service Offerings	
Expedited	34%
Dedicated	31%
Managed Freight	25%
Warehousing	10%
Total	100%

In our Expedited and Dedicated reportable segments, we generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile for our truckload services. We enhance our truckload revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that could affect our Expedited and Dedicated revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of shipments and miles we generate. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of truck capacity in the trucking industry, and driver availability.

The main expenses that impact the profitability of our Expedited and Dedicated reportable segments are the variable costs of transporting freight for our customers. These costs include fuel expenses, driver-related expenses, such as wages, benefits, training, and recruitment, and purchased transportation expenses, which primarily include compensating independent contractors. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, self-insured retention versus insurance premiums, fleet age, efficiency, and other factors. Historically, our main fixed costs include rentals and depreciation of long-term assets, such as revenue equipment and terminal facilities, and the compensation of non-driver personnel.

We measure the productivity of our Expedited reportable segment with three key performance metrics: average freight revenue per total mile, average miles per tractor and average freight revenue per tractor per week. We primarily measure the productivity of our Dedicated reportable segment with the average freight revenue per tractor per week metric. A description of each follows:

Average Freight Revenue Per Total Mile. Our average freight revenue per total mile is primarily a function of 1) the allocation of assets among our subsidiaries, 2) the macro U.S. economic environment including supply/demand of freight and carriers, and 3) individual negotiations with customers.

Average Miles Per Tractor. Average miles per tractor reflect 1) economic demand, 2) driver availability, 3) regulatory constraints, and 4) the allocation of tractors among the service offerings.

Average Freight Revenue Per Tractor Per Week. We use average freight revenue per tractor per week as our main measure of asset productivity. This operating metric accumulates the effects of freight rates, non-revenue miles, and miles per tractor. In addition, because we calculate average freight revenue per tractor using all of our tractors, it takes into account the percentage of our fleet that is unproductive due to lack of drivers, repairs, and other factors.

A summary of these metrics for our Expedited reportable segment for 2024 and 2023 is as follows:

	2024	2023
Average freight revenue per total mile	$ 2.09	$ 2.13
Average miles per tractor	185,340	183,717
Average freight revenue per tractor per week	$ 7,416	$ 7,501

A summary of the key performance metrics for our Dedicated reportable segment for 2024 and 2023 is as follows:

	2024	2023
Average freight revenue per total mile	$ 2.88	$ 2.67
Average miles per tractor	80,556	81,387
Average freight revenue per tractor per week	$ 4,436	$ 4,162

Within our Managed Freight reportable segment, we derive revenue from providing Brokerage and TMS services, particularly arranging transportation services for customers directly and through relationships with thousands of third-party carriers and integration with our Expedited reportable segment. Additionally, utilizing technology and process management to provide detailed visibility into a customer's movement of freight – inbound and outbound – throughout the customer's network providing focused customer support through multi-year contracts. We provide Brokerage services directly and through agents, who are paid a commission for the freight they provide. The main factors that impact profitability in terms of expenses are the variable costs of outsourcing the transportation freight for our customers and managing fixed costs, including purchased transportation, salaries, facility warehousing costs, and selling, general, and administrative expenses.

Within our Warehousing reportable segment we empower customers to outsource warehousing management including moving containers and trailers in or around freight yards. The main factors that impact profitability in terms of expenses are managing fixed costs, including salaries, facility warehousing costs, and selling, general, and administrative expenses.

In May 2011, we acquired a 49.0% interest in TEL. TEL is a tractor and trailer equipment leasing company and used equipment reseller. We have accounted for our investment in TEL using the equity method of accounting and thus our financial results include our proportionate share of TEL's net income since May 2011, or $14.7 million in 2024 and $21.4 million in 2023.

Refer to Note 17, "Segment Information," of the accompanying consolidated financial statements for further information about our reportable segments' operating and financial results.

Customers and Operations

We focus on targeted markets throughout the United States where we believe our service standards can provide a competitive advantage. We are a major carrier for transportation companies such as parcel freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses, as well as for traditional truckload customers such as manufacturers, retailers, and food and beverage shippers. Additionally, we provide poultry feed and live haul transportation, as well as highly regulated, time sensitive loads for the U.S. government.

We had one customer, serviced by our Expedited, Managed Freight, and Warehousing reportable segments, that accounted for more than 10% of our consolidated revenue in 2024 and one customer, serviced by our Expedited and Managed Freight reportable segments, that accounted for more than 10% of our consolidated revenue in 2023. Our top ten customers accounted for approximately 45% and 44% of our total revenue in 2024 and 2023, respectively.

Within our asset based transportation service offerings (Expedited and Dedicated), we operate tractors driven by a single driver and also tractors assigned to two-person driver teams. Our single driver tractors generally operate in shorter lengths of haul, generate fewer miles per tractor, and experience more non-revenue miles, but the lower productive miles are expected to be offset by generally higher revenue per loaded mile and the reduced employee expense of compensating only one driver. In contrast, our two-person driver tractors generally operate in longer lengths of haul, generate greater miles per tractor, and experience fewer non-revenue miles, but we typically receive lower revenue per loaded mile and incur higher employee expenses of compensating both drivers. We expect operating statistics and expenses to shift with the mix of single and team operations.

Our reportable segments operate on a variety of operating systems to maximize the effectiveness of the unique attributes associated with each service offering. We have one primary financial system and continue to focus on cloud based solutions for data storage versus storing on local servers when possible. We continue to evaluate where we can leverage technology to add further efficiencies across the Company and for our customers.

Drivers and Other Personnel

Driver recruitment, retention, and satisfaction are essential to our success, and we have made each of these factors a primary element of our strategy. We recruit both experienced and student drivers as well as independent contractor drivers who own and drive their own tractor and provide their services to us under contract. We conduct recruiting and/or driver orientation efforts from four of our locations, and we offer ongoing training throughout our terminal network. We emphasize driver-friendly operations throughout our organization. We have implemented automated programs to signal when a driver is scheduled to be routed toward home, and we assign fleet managers specific tractors, regardless of geographic region, to foster positive relationships between the drivers and their principal contact with us.

The truckload industry has experienced difficulty in attracting and retaining enough qualified truck drivers. It is also common for the driver turnover rate of individual carriers to exceed 100% in a year. At times, there are driver shortages in the trucking industry. In past years, when there were driver shortages, the number of qualified drivers had not kept pace with freight growth because of (i) changes in the demographic composition of the workforce; (ii) alternative employment opportunities other than truck driving; (iii) individual drivers' desire to be home more often; and (iv) regulatory requirements that limit the available pool of drivers.

Our average number of teams as a percentage of our seated fleet increased for 2024 as compared to 2023. Our average open tractors, including wrecked tractors, decreased to 3.3% for the year ended December 31, 2024, from approximately 4.8% for the year ended December 31, 2023.

Independent contractors provide a tractor and a driver and are responsible for all operating expenses in exchange for a fixed payment per mile. We do not have the capital outlay of purchasing the tractor. The payments to independent contractors are recorded in revenue equipment rentals and purchased transportation. When independent contractor tractors are utilized, we avoid expenses generally associated with company-owned equipment, such as driver compensation, fuel, interest, and depreciation. Obtaining equipment from independent contractors and under operating leases effectively shifts financing expenses from interest to "above the line" operating expenses.

We continue to educate our drivers and non-driver personnel regarding the FMCSA Compliance Safety Accountability program ("CSA"). We believe CSA, in conjunction with other U.S. Department of Transportation ("DOT") regulations, including those related to hours-of-service and ELDs, has reduced and will likely continue to impact effective capacity in our industry as well as negatively impact equipment utilization. Nevertheless, for carriers that are able to successfully manage this regulation-laden environment with driver-friendly equipment, compensation, and operations, we believe opportunities to increase market share may be available. Driver pay may increase as a result of regulation and economic expansion, which could provide more alternative employment opportunities. In periods of economic growth, however, the supply/demand environment may be favorable enough for us to offset expected compensation increases with better freight pricing.

We use driver teams in a substantial portion of our tractors. Driver teams permit us to provide expedited service on selected long haul lanes because teams are able to handle longer routes and drive more miles while remaining within DOT hours-of-service rules. The use of teams contributes to greater equipment utilization of the tractors they drive than obtained with single drivers. The use of teams, however, increases the accumulation of miles on tractors and trailers, personnel costs as a percentage of revenue, and the number of drivers we must recruit.

We are not a party to any collective bargaining agreement. At December 31, 2024, we employed approximately 3,100 drivers and approximately 1,700 non-driver personnel. At December 31, 2024, we engaged 109 independent contractor drivers.

Revenue Equipment

At December 31, 2024, we operated 2,307 tractors and 6,445 trailers. Of such tractors, 2,196 tractors were owned, 2 tractors were financed under operating or finance leases, and 109 tractors were provided by independent contractors, who own and drive their own tractors. Of such trailers, 5,804 trailers were owned, 641 trailers were held under operating or finance leases. Furthermore, at December 31, 2024, approximately 71% of our trailers were dry vans, 12% of our trailers were refrigerated vans, and the remaining trailers were specialty trailers related to our poultry business.

We believe that operating high quality, late-model equipment contributes to operating efficiency, helps us recruit and retain drivers, and is an important part of providing excellent service to customers. We operate a modern fleet of tractors, with the majority of tractors under warranty, to minimize repair and maintenance costs and reduce service interruptions caused by breakdowns. We also order most of our equipment with uniform specifications to reduce our parts inventory and facilitate maintenance. At December 31, 2024, our tractor fleet had an average age of approximately 1.6 years, and our trailer fleet had an average age of approximately 5.7 years. We equip our tractors with a satellite-based tracking and communications system that permits direct communication between drivers and fleet managers. We believe that this system enhances our operating efficiency and improves customer service and fleet management. This system also updates the tractor's position approximately every fifteen minutes, which allows us and our customers to locate freight and accurately estimate pick-up and delivery times. We also use the system to monitor engine idling time, speed, performance, and other factors that affect operating efficiency. At December 31, 2024, all of our tractors were equipped with ELDs, which electronically monitor tractor miles and facilitate enforcement of hours-of-service regulations.

Over the past decade, the price of new tractors has risen dramatically and there has been significant volatility in the used equipment market. This has substantially increased our costs of operation. Tractor and trailer manufacturers have recently experienced periodic shortages of certain component parts and supplies, including semi-conductor chips, forcing many such manufacturers to curtail or suspend their production, which could lead to a lower supply of tractors and trailers, higher prices, and lengthened trade cycles, and which could lead to, among other things, higher maintenance expense and driver retention.

In an effort to improve our driver experience, service and operating cost, we made the decision in 2022 to aggressively reduce the average age of our equipment. We did this through the combination of acquiring additional unbudgeted trucks in the fourth quarter of 2022 and increasing our original tractor order for 2023. During the fourth quarter of 2022 we made significant progress on the plan but incurred unusual expense from two items: (i) an early lease abandonment and disposal charge and (ii) excess equipment due to delivery of a large number of new tractors combined with delays in removing existing leased tractors from operations. During 2024 we maintained an average age for tractors comparable to that of 2023 at 1.6 years. Our baseline expectation for net capital equipment expenditures in 2025 is $70 million to $80 million and reflects our priorities of growing our dedicated footprint, maintaining the average age of our fleet in a manner that allows us to optimize operational uptime and related operating costs, and offering a fleet of equipment that our professional drivers are proud to operate.

Industry and Competition

The truckload market is the largest portion of the for-hire ground freight transportation market based on revenue, surpassing the combined market size of less-than-truckload, railroad, intermodal, and parcel delivery combined. The truckload market is further segmented into sectors such as regional dry van, temperature-controlled van, flatbed, dedicated contract, expedited, and irregular route.

The U.S. trucking industry is highly competitive and includes thousands of "for-hire" motor carriers, none of which dominate the market. Service and price are the principal means of competition in the trucking industry. We compete to some extent with railroads and rail-truck intermodal service but attempt to differentiate ourselves from our competition on the basis of service. Rail and rail-truck intermodal movements are more often subject to delays and disruptions arising from rail yard congestion, which reduce the effectiveness of such service to customers with time-definite pick-up and delivery schedules. Historically, in times of high fuel prices or decreased consumer demand, however, rail-intermodal competition has been more significant.

Our industry is subject to dynamic factors that significantly affect our operating results. These factors include the availability of qualified truck drivers, the volume of freight in the sectors we serve, the price of diesel fuel, and government regulations that impact productivity and costs. Recently, our industry has experienced decreased freight demand, volatile fuel costs, tight new and used equipment market, scarcity of qualified truck drivers, and regulations that limit productivity. As we look toward 2025, we do not see anything in the first half of the year that would indicate a near-term recovery of the freight market. We anticipate a continuation of difficult conditions where capacity continues to exit the market at a rate that yields steady but modest improvement. In the first quarter, we expect our revenue and earnings to decline, reflecting normal seasonality and the temporary headwinds of severe inclement weather conditions, year over year rate reductions in our Expedited segment and incremental costs associated with a large new customer startup within our Dedicated segment. Despite these short-term headwinds, we believe our more resilient operating model, together with the steps we have taken to reduce costs and inefficiencies, have positioned us well for another successful year.

We believe that the cost and complexity of operating trucking fleets are increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry. As a result, we believe that larger, better-capitalized companies, like us, will have opportunities to increase profit margins and gain market share. In the market for dedicated services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, which are the other major participants in the market, because we expect to be able to offer lower prices by utilizing back-haul freight within our network that traditional lessors may not have.

Regulation

Transportation Regulations

Our operations are regulated and licensed by various U.S. agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency ("EPA"), the Department of Homeland Security ("DHS"), and the U.S. Department of Defense also regulate our equipment, operations, drivers, and environment.

The DOT, through the FMCSA, imposes safety and fitness regulations on us and our drivers, including rules that restrict driver hours-of-service. Changes to such hours-of-service rules can negatively impact our productivity and affect our operations and profitability by reducing the number of hours per day or week our drivers may operate and/or disrupting our network. In recent years, the FMCSA has made changes to the hours-of-service rules to provide greater flexibility to truck drivers regarding their 30-minute rest breaks, an extension of the shorthaul exemption by an additional two hours, and an extension of duty time for drivers encountering adverse weather by up to two hours. Certain industry groups have challenged these hours-of-service rules in court, and while the FMCSA's final rule has been upheld, it remains unclear if industry or other groups will bring additional challenges against the FMCSA's final rule. Any future changes to hours-of-service rules could materially and adversely affect our operations and profitability. Future rulemaking relating to ELD may occur and any final rules could affect our ELD technology, compliance, usage, and compliance efforts.

The DOT uses two methods of evaluating the safety and fitness of carriers. The first method is the application of a safety rating that is based on an onsite investigation and affects a carrier's ability to operate in interstate commerce. All of our subsidiaries with operating authority currently have a satisfactory DOT safety rating under this method, which is the highest available rating under the current safety rating scale. If we received a conditional or unsatisfactory DOT safety rating, it could adversely affect our business, as some of our existing customer contracts require a satisfactory DOT safety rating.

In addition to the safety rating system, the FMCSA has adopted the CSA program as an additional safety enforcement and compliance model that evaluates and ranks fleets on certain safety-related standards. The CSA program analyzes data from roadside inspections, moving violations, crash reports from the last two years, and investigation results. The data is organized into seven categories (such categories known as the "BASICs"). Carriers are grouped by category with other carriers that have a similar number of safety events (e.g., crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile to prioritize them for interventions if they are above a certain threshold. Generally, these scores do not have a direct impact on a carrier's safety rating. However, the occurrence of unfavorable scores in one or more categories may (i) affect driver recruiting and retention by causing high-quality drivers to seek employment with other carriers, (ii) cause our customers to direct their business away from us and to carriers with higher fleet rankings, (iii) subject us to an increase in compliance reviews and roadside inspections, (iv) cause us to incur greater than expected expenses in our attempts to improve unfavorable scores or (v) increase our insurance costs, any of which could adversely affect our results of operations and profitability.

Under the CSA, these scores were initially made available to the public in five of the seven categories. However, pursuant to the Fixing America's Surface Transportation Act (the "FAST Act"), the FMCSA was required to remove from public view the previously available CSA scores while it reviews the reliability of the scoring system. During this period of review by the FMCSA, we will continue to have access to our own scores and will still be subject to intervention by the FMCSA when such scores are above the intervention thresholds. A study was conducted and delivered to the FMCSA with several recommendations to make the CSA program more fair, accurate, and reliable. The FMCSA provided a report to Congress outlining the changes it may make to the CSA program in response to the study. Such changes include the testing and possible adoption of a revised risk modeling theory, potential collection and dissemination of additional carrier data and revised measures for intervention thresholds. The adoption of such changes is contingent on the results of the new modeling theory and additional public feedback. Therefore, it is unclear if, when and to what extent such changes to the CSA program will occur.

In February 2023, the FMCSA published a notice of proposed changes to its Safety Measurement System ("SMS") methodology, including the BASIC categories. In August 2023, the FMCSA announced in an advanced notice of proposed rulemaking and request for comments that it was interested in developing a new methodology to determine whether a carrier is fit to operate commercial motor vehicles ("CMVs" or a "CMV"). Additionally, the U.S. Government Accountability Office made a suggestion in 2023 to the FMCSA to make complaint data public. In November 2024, the FMCSA published a notice announcing a revised SMS methodology implementing certain changes proposed in the February 2023 notice, including, among other changes, (i) rebranding BASICs as "Compliance Categories" and revising certain categories, (ii) consolidating existing road violations into simplified and distinct violation groups and simplifying the scale used to measure the severity of violations, (iii) adjusting intervention thresholds, and (iv) revising the SMS methodology to focus more heavily on recent violations. Whether this revised SMS methodology will take effect is uncertain; however, any change which results in the Company or its subsidiaries receiving less favorable scores, or an increased visibility of less favorable scores or of complaints against the Company may have an adverse effect on our operations and financial position. Moreover, in September 2023, the FMCSA announced a proposal that would allow carriers to undergo an appeal process for requests of data review, which are in relation to such requests through the agency's DataQs system. The proposal, if adopted, may provide an opportunity for the Company to appeal in certain scenarios which could result in more favorable outcomes. Another source of potential changes may be from the FMCSA's study on the causation of crashes, known as the Crash Causal Factors Program ("CCFP") which builds upon the FMCSA's previous Large Truck Crash Causation Study. Phase 1 of the CCFP is designed to study crashes of heavy-duty trucks and a report from Phase 1 of the CCFP is expected in 2029. Any changes that increase the likelihood of us receiving unfavorable scores could adversely affect our results of operations and profitability.

In 2020, the FMCSA announced that it would permanently implement the Crash Preventability Demonstration Program ("CPDP"), which does not count crashes when motor carriers are not at fault while calculating a carrier's safety measurement profile. The CPDP will expand the types of eligible crashes, modifies the SMS to exclude crashes with not preventable determinations from the prioritization algorithm and notes the not preventable determinations in the Pre-Employment Screening Program. Under the program, may submit a Request for Data Review with the required police accident report and other supporting documents, photos or videos through the FMCSA's DataQs website. If the FMCSA determines the crash was not preventable, it will be listed on the SMS but not included when calculating a carrier's BASICs measure for the crash indicator category in SMS.

Currently, certain of our subsidiaries are exceeding the established thresholds in one or more of the BASICs categories, in comparison to their peer groups; however, they all continue to maintain a satisfactory rating with the DOT. We will continue to promote improvement of these scores in all seven categories with ongoing reviews of all safety-related policies, programs, and procedures for their effectiveness.

There is a national clearinghouse for drug and alcohol testing results that requires motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers are required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating CMVs. Currently, the Company is required to (i) report drug and alcohol violations to the clearinghouse; (ii) query the clearinghouse regarding drug and alcohol violations for current and prospective employees prior to permitting such employees to operate a CMV; and (iii) query the clearinghouse for each currently employed driver annually. In November 2024, a new rule referred to by the FMCSA as "Clearinghouse II," a program that relates to drivers with drug and alcohol violations took effect. Under Clearinghouse II, a driver with a drug or alcohol violation resulting in a "Prohibited" status in the Clearinghouse may not operate a CMV and must complete the FMCSA's return to duty education, treatment, and testing prior to regaining CMV driving privileges. With Clearinghouse II now in effect, states will be required to query the Clearinghouse when issuing, renewing, transferring, or upgrading a commercial driver's license and must revoke a driver's commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations. It is expected that the rule may further impair the availability of an already weak driver pool.

In 2020, the Department of Health and Human Services ("DHHS") announced proposed mandatory guidelines to allow employers to drug test truck drivers and other federal workers for pre-employment and random testing using hair specimens. However, the proposal also requires a second sample using either urine or an oral fluid test if a hair test is positive, if a donor is unable to provide a sufficient amount of hair for faith-based or medical reasons, or due to an insufficient amount or length of hair. The proposal specifically requires that the second test be done simultaneously at the collection event or when directed by the medical review officer after review and verification of laboratory-reported results for the hair specimen. DHHS indicated the two-test approach is intended to protect federal workers from issues that have been identified as limitations of hair testing, and related legal deficiencies identified in two prior court cases. In 2022, an industry group known as the Trucking Alliance sought an exemption from the FMCSA that would allow positive hair specimen tests to be uploaded to the Clearinghouse. This request was denied by the FMCSA, however, noting they cannot act until the DHHS finalizes these guidelines, which have been delayed by the DHHS until May 2025. Additionally, in 2022 the DOT issued a notice of proposed rulemaking that would include oral fluid testing as an alternative to urine testing for purposes of the DOT's drug testing program, with a goal of improving the integrity and effectiveness of the drug testing program, along with potential cost savings to regulated parties. In 2023, a final rule was published amending DOT's drug testing program to include oral fluid testing became effective; however, implementation cannot take effect until DHHS approves at least two laboratories to conduct oral fluid testing. Currently, DHHS has not approved any laboratories. Any changes to drug testing programs may reduce the number of available drivers. We currently perform urine testing and will continue to monitor any developments in this area to ensure compliance. Finally, federal drug regulators have announced a proposal to add fentanyl to a drug testing panel that would detect the use of such drug among safety-sensitive federal employees, which would include truck drivers if adopted by the DOT. Fentanyl testing is expected to be added to the urine panel beginning as soon as July 2025.

Other rules have been proposed or made final by the FMCSA, including a rule setting forth minimum driver training standards for new drivers applying for commercial driver's licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, known as Entry-Level Driver Training regulations. Training schools and other programs are required to implement the prescribed curriculum and register with the FMCSA's Training Provider Registry to certify that their program meets the classroom and driving standards. The effects of these rules could result in a decrease in fleet production and driver availability, and/or an increase in recruitment and training costs, either of which could adversely affect our business, operations or profitability.

In February 2023, the FMCSA issued a supplemental notice of proposed rulemaking requesting additional information on automated driving systems ("ADS") and seeking comment on regulatory approaches that would enable it to obtain relevant safety information and the current and anticipated size of the population of carriers operating ADS-equipped CMVs. Public comment on the supplemental notice closed in March 2023, and it remains to be seen, what, if any, final rules will stem therefrom. In June 2023, FMCSA and the National Highway Traffic Safety Administration ("NHTSA") issued a joint proposed rule that would require automated emergency braking on all new heavy-duty trucks. Additionally, in April 2023, NHTSA issued an advance notice of proposed rulemaking that would require side underride guards to be installed on all new heavy-duty trucks. While a final rule with respect to automatic braking is expected to be issued in 2025, it remains to be seen, what, if any, final rules will stem from such proposals.

Our industry is also subject to a number of proposed rules which mandate the use of speed-limiting devices in certain CMVs, including requiring CMVs with a gross weight of more than 26,000 pounds to be equipped with a speed limiter that would limit the vehicle's speed to no more than 65 M.P.H. The FMCSA issued a notice of intent to propose a rule during 2023 that will require certain commercial vehicles to be equipped with speed limiters; however, no final rule was proposed. It is now expected that the DOT will issue a rule sometime in May 2025. The effect of these rules, to the extent they become effective, could result in a decrease in driver availability, which could adversely affect our business or operations.

Among other things, the Infrastructure Investment and Jobs Act ("IIJA"), signed into law in 2021, created an apprenticeship program for drivers aged 18 to 20 years old to eventually qualify to drive commercial trucks in interstate commerce. The FMCSA announced the establishment of this apprenticeship program in January 2022 in an effort to begin to help the industry's ongoing driver shortage. This program, known as the Safe Driver Apprenticeship Pilot Program ("SDAP"), is open to 18 to 20-year-old drivers who already hold intrastate commercial driver's licenses and sets a strict training regimen for participating drivers and carriers to comply with. Motor carriers interested in participating must complete an application for participation and submit monthly data on an apprentice's driver activity, safety outcomes, and additional supporting information. The SDAP is limited to 3,000 driver-apprentices at any given time, with new driver-apprentices allowed into the program to replace those that leave or age out. If not renewed, the SDAP is currently set to conclude in November 2025. In May 2023, the DRIVE Safe Integrity Act of 2023 was introduced, which supports participation in the SDAP and would permit 18- to 20-year-olds to operate across state lines if data from the SDAP does not indicate such drivers are less safe than current CMV drivers. Whether this legislation will ultimately become law is uncertain. It remains unclear whether any regulatory changes will stem from the apprenticeship program.

The IIJA also required that the FMCSA clarify the differences between brokers, bona fide agents, and dispatch services, and to further specify its interpretation of the definitions of "broker" and "bona fide agents." In June 2023, FMCSA issued final guidance on the definitions of "broker" and "bona fide agents," in which the distinction between the two largely hinges upon control and whether the person or company is engaged in the allocation of traffic between motor carriers. Several of the Company's subsidiaries currently hold FMCSA brokerage authority, so while the impact of this guidance remains to be seen, the Company does not currently anticipate an adverse impact on its operations.

In a November 2023 final rule, the FMCSA implemented more oversight of truck brokers, freight forwarders, and the surety bond and trust companies that back them. The final rule, which became effective in January 2024, modified regulations in five areas: (i) assets readily available, (ii) immediate suspension of broker/freight forwarder operating authority, (iii) surety or trust responsibilities, (iv) enforcement authority, and (v) entities eligible to serve as BMC-85 trustees. Among other changes, the rule allows brokers or freight forwarders to meet regulatory requirements to have "assets readily available" by maintaining trusts that meet certain criteria, including that they can be liquidated within seven calendar days of an event that triggers a payment from the trust. The rule also stipulates that "available financial security" falls below $75,000 when there is a drawdown on the broker or freight forwarder's surety bond or trust fund. Implementation and compliance with these changes may negatively impact our business by increasing our compliance obligations, operating costs, and related expenses. Compliance under this final rule has been pushed back until January 2026. Implementation and compliance with these changes may negatively impact our business by increasing our compliance obligations, operating costs, and related expenses. Additionally, in November 2024, the FMCSA published a notice of proposed rulemaking relating to brokerage operations which, among other things, proposes to increase transparency and the maintenance of recordkeeping procedures. It is uncertain what changes, if any, will result from the notice of proposed rulemaking.

Recently, federal courts have reached different decisions on the issue of whether preemption applies to broker liability. In 2022, the United States Supreme Court (the "Supreme Court") declined to review a Ninth Circuit Court of Appeals holding that broker liability is not preempted by federal regulation, which expose freight brokers to a patchwork of state regulations across the United States. In April 2023, the Eleventh Circuit Court held that the Federal Aviation Administration Authorization Act ("FAAAA") expressly preempted such personal liability claims against a broker, and subsequently, in July 2023, the Seventh Circuit Court of Appeals provided a decision that also supported federal preemption. The U.S. Supreme Court has declined to review the issue and it is uncertain how long the current circuit split will continue and whether the U.S. Supreme Court will decide to review similar cases in the future. If additional circuit courts, or the U.S. Supreme Court, adopt the Ninth Circuit view, that freight brokers liability is not preempted by federal regulation, it could lead to patchwork regulations across the United States and also result in primary (as opposed to contingent) liability being imposed upon freight brokers, and increased insurance premiums for brokerage operations generally. Although we are committed to selecting safe and secure motor carriers in carrying out our brokerage activities, if we are found to be negligent in the motor carrier selection process it could lead to significant liabilities in the event of an accident, which could have a materially adverse effect on our business and operating results.

In 2022, the FMCSA issued an advance notice of proposed rulemaking that would require fleets and independent contractors to equip their trucks with unique electronic identification systems designed to streamline roadside inspections and provide transparency and accountability in day-to-day trucking operations. The petition was generally disfavored by transportation industry participants, citing, among other things, the petition's failure to address privacy and data security risks. It remains to be seen what rules, if any, may stem from this notice. However, in February 2023, the FMCSA announced a new operational test for monitoring and enforcing driver and motor carrier safety compliance standards. In March 2024, the FMCSA began proof-of-concept testing to determine whether the technology required for electronic identification systems is sufficient and information and data being provided is secure, reliable, and useful for the FMCSA.

In 2022 Senate lawmakers introduced legislation that would set aside grant funds over four years to expand truck parking across the United States. Such legislation would allow for the creation of new parking areas, the expansion of existing facilities, and the approval of commercial parking at existing weigh stations, rest areas, and park-and-ride facilities. It would also allow for truck parking expansion at commercial truck stops and travel plazas. More recently, the DOT has provided funding to increase parking in certain heavily congested areas of Nevada, Ohio, and Wisconsin, and Congressional leaders have included a provision in the House funding bill introduced in June 2024 to allocate $200 million for truck parking projects. Industry groups are generally in favor of additional funding to improve parking infrastructure, as a lack of available parking has negatively impacted the industry as a whole, including the Company and its subsidiaries.

In 2018, the FMCSA granted a petition filed by the ATA and in doing so determined that federal law does preempt California's wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA's decision has been appealed by labor groups and multiple lawsuits have been filed in federal courts seeking to overturn the decision. In 2021, the Ninth Circuit Court of Appeals upheld the FMCSA's determination that federal law does preempt California's meal and rest break laws, as applied to drivers of property-carrying CMVs. Other current and future state and local laws, including laws related to employee meal breaks and rest periods, may also vary significantly from federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws and lawsuits have recently been filed and/or adjudicated against carriers demanding compensation for sleeper berth time, layovers, rest breaks and pre-trip and post-trip inspections, the outcome of which could have major implications for the treatment of time that drivers spend off-duty (whether in a truck's sleeper berth or otherwise) under applicable wage laws. Both of these issues are adversely impacting the Company and the industry as a whole, with respect to the practical application of the laws, thereby resulting in additional cost. As a result, we, along with other companies in the industry, could become subject to an uneven patchwork of laws throughout the United States. In the past, certain legislators have proposed federal legislation to preempt certain state and local laws; however, passage of such legislation is uncertain. If federal legislation is not passed, we will either need to comply with the most restrictive state and local laws across our entire network or overhaul our management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency, and amplified legal exposure.

In a 2023 case involving the Fair Labor Standards Act, the First Circuit Court of Appeals affirmed a decision that would require additional payment to team drivers to be paid while in their sleeper berth. It is unclear if other jurisdictions will adopt this view, or if any legislation will result from this holding. If so, this could have a material adverse effect on our business, financial condition, and results of operations.

In November 2023, a bill was introduced to Congress that would eliminate an exclusion of truck drivers from receiving overtime pay. If enacted, this could have a material adverse effect on our business, financial condition, and results of operations.

Tax and other regulatory authorities, as well as independent contractors themselves, have increasingly asserted that independent contractors in the trucking industry are employees rather than independent contractors, for a variety of purposes, including income tax withholding, workers' compensation, wage and hour compensation, unemployment, and other issues. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractors and to heighten the penalties of companies who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. The Protecting the Rights to Organize ("PRO") Act was passed by the U.S. House of Representatives and received by the Senate in 2021, which was further sent to the Senate's Committee on Health, Education, Labor, and Pensions. In 2023, a substantially similar bill was introduced to the U.S. House of Representatives and referred to the House Committee on Education and Workforce. These bills propose to apply the "ABC Test" for classifying workers under Federal Fair Labor Standards Act claims. In January 2024, the Department of Labor published a final rule regarding independent contractor classification, which took effect in 2024. The final rule rescinded the Independent Contractor Status Under the Fair Labor Standards Act. Under the 2024 rule, workers' relationship with a principal will be classified under six factors, including: (i) opportunity for profit and loss depending on managerial skill; (ii) investments by the worker and the principal; (iii) degree of permanence of the relationship; (iv) nature and degree of control; (v) extent to which worker in integral to the principal's business; and (vi) skill and initiative, together with a provision for unspecified other factors, to determine if such worker should be classified as an independent contractor Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, extend the Fair Labor Standards Act to independent contractors, and impose notice requirements based upon employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation, and income taxes, and a reclassification of independent contractors as employees would help states with these initiatives.

Recently, courts in certain states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states. In 2019, California enacted A.B. 5 ("AB5"), a new law that changed the landscape of the state's treatment of employees and independent contractors. AB5 provides that the three-pronged "ABC Test" must be used to determine worker classification in wage-order claims. Under the ABC Test, a worker is presumed to be an employee, and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria:

- the worker is free from control and direction in the performance of services;

- the worker is performing work outside the usual course of business of the hiring company; and

- the worker is customarily engaged in an independently established trade, occupation, or business.

How AB5 will be enforced is still to be determined. Court proceedings have resulted in AB5 being effective as of January 2020, with the ABC Test being applied in certain circumstances retroactively to April 2018. Litigation surrounding the matter continues, and it remains unclear whether such challenges will be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect our results of operations and profitability.

Further, class actions and other lawsuits have been filed against certain members of our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers' compensation and health care coverage. In addition, companies that utilize lease-purchase independent contractor programs, such as us, have been more susceptible to reclassification lawsuits and several recent decisions have been made in favor of those seeking to classify as employees certain independent contractors that participated in lease-purchase programs. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. Our classification of independent contractors has been the subject of audits by such authorities from time to time. While we have been successful in continuing to classify our independent contractor drivers as independent contractors and not employees, we may be unsuccessful in defending that position in the future. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Environmental Regulations

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. Our tractor terminals often are located in industrial areas where groundwater or other forms of environmental contamination could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Certain of our facilities have waste oil or fuel storage tanks and fueling islands. A certain portion of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations, and another portion consists of high security cargo such as arms, ammunition, and explosives, which subjects us to a myriad of regulatory requirements concerning the storage, handling and transportation of hazardous materials, chemicals, and explosives. Accidents or malfeasance involving these services or cargo, or a failure of a product (including as a result of cyberattack), could cause personal injury, loss of life, damage or destruction of property, equipment or the environment, or suspension of operations, any of which could materially and adversely affect our operations and profitability. Additionally, increasing efforts to control emissions of greenhouse gases may have an adverse effect on us. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable laws or regulations, we could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

The NHTSA and the EPA have fuel economy and greenhouse gas standards for medium-and heavy-duty vehicles, including the tractors we use. In 2016, the NHTSA and EPA published the final rule mandating that fuel economy and greenhouse gas standards apply to trailers beginning with model year 2018 and tractors beginning with model year 2021; however, in 2021, a panel for the U.S. Court of Appeals for the District of Columbia ruled in favor of an association challenging the standards and vacated all portions of the standards that applied to trailers. Consequently, the standards require 25 reductions in emissions and fuel consumption for tractors. The Company's (or its subsidiaries', as applicable) new tractor purchases in 2024 complied with the emission and fuel consumption reductions required by the standards. Even though the trailer provisions of the standards have been removed, we will still need to ensure the majority of our fleet is compliant with the California standards (described in further detail below).

In 2022, the EPA adopted a final rule regarding emissions standards of nitrogen oxides for heavy-duty motor vehicles beginning with model year 2027 being more than 80% stronger than current emission standards, with the intent to reduce heavy duty emissions by almost 50% from 2022 levels by 2045. The EPA has indicated that the 2022 rule is the first part of a three-part plan focusing on greenhouse gas emissions, which is commonly referred to as the "Cleaner Trucks Initiative," or the "Clean Trucks Plan." In 2023, the EPA released the second and third parts to the Clean Trucks Plan, including a proposed rule relating to GHG standards for heavy-duty vehicles known as "Phase 3" to the EPA's GHG program. A final rule with respect to these regulations was issued in March 2024 and establishes new GHG emission standards for heavy-duty motor vehicles which are phased-in starting with model year 2027 and increasing in stringency annually through model year 2032. . Compliance with these regulations could increase the cost of new tractors and trailers, impair equipment productivity, and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

The California Air Resources Board ("CARB") also adopted emission control regulations that will be applicable to all heavy-duty tractors that pull 53-foot or longer box-type trailers within the state of California. The tractors and trailers subject to these CARB regulations must be either EPA SmartWay certified or equipped with low-rolling, resistance tires and retrofitted with SmartWay-approved aerodynamic technologies. We currently purchase Smart Way certified equipment in our new tractor and trailer acquisitions. In 2019, the California standards that generally align with the federal standards (with some minor additional requirements) became final. Thus, even though the trailer provisions of the federal were removed, we still must ensure the majority of our fleet is compliant with the California standards, which may adversely affect our operating results and profitability.

In the past, CARB has announced its intentions to adopt regulations ensuring that 100% of tractors operating in California are operating with battery or fuel cell-electric engines in the future. Whether these regulations will ultimately be adopted remains unclear. Federal and state lawmakers also have proposed a variety of other regulatory limits on carbon emissions and fuel consumption. Compliance with these regulations could increase the cost of new tractors and trailers, impair equipment productivity, and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

In 2020 CARB also passed the Advanced Clean Trucks ("ACT") regulation, which became effective in 2021 and generally requires original equipment manufacturers to begin shifting towards greater production and sales of zero-emission heavy duty tractors starting with model year 2024. Under ACT, by 2045, every new tractor sold in California will need to be zero-emission. The most aggressive ACT standards apply to Class 4-8 trucks, which range from 14,000-33,000 pounds, by requiring that 9% of such trucks be zero emission beginning in 2024 and increasing to 75% by 2035. Similar (albeit lower) increasing zero emission requirements apply to Class 2b-3 trucks, and Class 7-8 trucks between 2024 and 2035. Among other impacts, ACT could affect the cost and/or supply of traditional diesel tractors. It has also led to similar legislation in several states and a number of other states either considering adoption of ACT or affirmatively conducting a preliminary rulemaking process to that effect. In 2023, CARB finalized what is known as the Advanced Clean Fleets ("ACF") regulation, also aimed at transitioning to zero emission vehicles, which became effective in January 2024. ACF is a purchase requirement for medium and heavy-duty fleets to adopt an increasing percentage of zero emission trucks, designed to complement the sell-side obligations of ACT. However, given legal challenges to the ACF and a lack of public support for environmental regulation, CARB withdrew its request for the EPA to provide a waiver of certain federal regulations necessary for CARB to impose the environmental restrictions and mandates in the ACF that are more stringent than federal law, which effectively tabled the ACF. If CARB seeks to adopt and implement the ACF in the future, it could materially and negatively impact our business by increasing our compliance obligations, operating costs, and related expenses.

The periodic testing portion of California's Clean Truck Check (as a part of CARB's Clean Truck program), known as Phase 3 of the Clean Truck Check, began in July 2024. Under Phase 3, heavy duty vehicles are subject to periodic emissions testing and annual compliance fees, increasing our operating costs and related expenses

Additionally, in 2023, California enacted two bills into law, Senate Bill 253 ("SB 253") and Senate Bill 261 ("SB 261"), which require certain companies doing business in California to disclose greenhouse gas ("GHG") emissions and climate-related financial risks, with reporting beginning in 2026. SB 253 requires companies that exceed $1 billion in annual revenue and that do business in California to publicly disclose their GHG emissions, while SB 261 requires companies doing business in California and earning annual revenue exceeding $500 million to report on their climate-related financial risks and measures taken to mitigate such risks on or before January 2026. Senate Bill 219 ("SB 219"), which was enacted in September 2024, delays the final regulations for SB 253 until July 2025 and permits subsidiaries to file SB 253 reports on a consolidated basis with their parent companies, which previously was only permitted under SB 261. These laws are currently facing litigation, which could result in delays or modifications to the laws. Implementation of these additional reporting requirements would result in increased compliance costs and resource utilization.

In order to reduce exhaust emissions, lawmakers, including federal and some states and municipalities, have begun to restrict the locations and amount of time where diesel-powered tractors may idle. These restrictions could force us to purchase on-board power units that do not require the engine to idle or to alter our drivers' behavior, which could result in a decrease in productivity or increase in driver turnover.

Complying with these environmental regulations and any future GHG regulations enacted by CARB, the EPA, the NHTSA and/or any other state or federal governing body has increased and will likely continue to increase the cost of our new tractors, may increase the cost of new trailers, may require us to retrofit certain of our trailers, may increase our maintenance costs, and could impair equipment productivity and increase our operating costs, particularly if such costs are not offset by potential fuel savings. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of our equipment, could materially increase our costs or otherwise adversely affect our business or operations. We cannot predict, however, the extent to which our operations and productivity will be impacted. We will continue monitoring our compliance with federal and state GHG and other material environmental regulations.

Food Safety Regulations

The Food Safety Modernization Act of 2011, (the "FSMA") requires us to use sanitary transportation practices to ensure the safety of the food we transport. This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. We believe we have been in compliance with these requirements since that time. However, if we are found to be in violation of applicable laws or regulations related to the FSMA or if we transport food or goods that are contaminated or are found to cause illness and/or death, we could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, expenses associated with compliance with these laws and regulations may increase given our 2023 acquisition of LTST, a company primarily involved in poultry-related freight movement.

As the FDA continues its efforts to modernize food safety, it is likely additional food safety regulations will take effect in the future. In July 2020, the FDA released its "New Era of Smarter Food Safety" blueprint, which creates a ten-year roadmap to create a more digital, traceable and safer food system. The Food Traceability Rule is one aspect of the blueprint and has a compliance date for all parties subject to its recordkeeping requirements of January 20, 2026. In the event the Company becomes subject to any such recordkeeping requirements, compliance costs may increase. This blueprint builds on the work done under the FSMA, generally requiring persons who manufacture, process, pack, or hold foods on the FDA's "Food Traceability List" to maintain detailed records of key data elements for critical tracking events in a manner that can be provided to the FDA within 24 hours of request. It is still unclear what impact of the Food Traceability Rule will have on the Company and others in the industry, but further regulation in this area could negatively affect our business by increasing our compliance obligations and related expenses going forward.

Executive and Legislative Climate

Recently, the Trump administration issued on memorandum which directed federal departments and agencies to freeze regulatory actions. In particular, the memorandum prohibited new rules from being proposed or issued until such are reviewed and approved by heads of departments or agencies appointed under the Trump administration. Rules previously sent to the Federal Register but not already published are also to be withdrawn to permit additional review and permission to proceed. Additionally, existing rules could be delayed for up to 60 days to allow for additional review, including the assessment their impacts and allow for public comments.

The Inflation Reduction Act of 2022 contains provisions relating to energy, climate change, and tax reform. In particular, the Inflation Reduction Act shifts timing for certain tax payments, imposes an excise tax on certain corporate stock buybacks, and creates a 15% corporate alternative minimum tax, which is generally applicable to corporations that reported over $1 billion in profits in each of the three proceeding tax years. Tax changes in the Inflation Reduction Act, together with changes to any other U.S. tax laws may have an adverse impact on our business and profitability. It is unclear what other legislative initiatives will be signed into law and what changes they may undergo. However, adoption and implementation could negatively impact our business by increasing our compliance obligations and related expenses.

In January 2023, the Safer Highways and Increased Performance for Interstate Trucking Act (the "SHIP IT Act") was introduced into the U.S. House of Representatives. As proposed, the SHIP IT Act would allow states to issue special permits for overweight vehicles and loads during emergencies, allow drivers to apply for Workforce Innovation and Opportunity Act grants, attempt to recruit truck drivers to the industry through targeted and temporary tax credits, streamline the CDL process in certain respects, and expand access to truck parking and rest areas for commercial drivers. A similar bill, the Truck Parking Safety Improvement Act, was introduced into the Senate in March 2023 and if enacted as proposed, would dedicate $755 million in funding over the next three years to expand access to truck parking and rest areas for commercial drivers. It remains unclear whether such acts will ultimately become law, however, and what changes they may undergo prior to finalization.

Fuel Availability and Cost

The cost of fuel trended lower in 2024 as compared to 2023, as demonstrated by a decrease in the Department of Energy ("DOE") national average for diesel to approximately $3.76 per gallon for 2024, compared to $4.21 per gallon for 2023. There were no fuel hedging gains in 2024 or 2023.

We actively manage our fuel costs by routing our drivers through fuel centers with which we have negotiated volume discounts and through jurisdictions with lower fuel taxes, where possible. We have also reduced the maximum speed of many of our trucks, implemented strict idling guidelines for our drivers, purchased technology to enhance our management and monitoring of out-of-route miles, encouraged the use of shore power units in truck stops, and imposed standards for accepting broker freight that includes minimum rates and fuel surcharges. These initiatives have contributed to significant improvements in fleet wide average fuel mileage. Moreover, we have a fuel surcharge program in place with the majority of our customers, which has historically enabled us to recover some of the higher fuel costs. However, even with the fuel surcharges, the price of fuel can affect our profitability. Our fuel surcharges are billed on a lagging basis, meaning we typically bill customers in the current week based on a previous week's applicable index. Therefore, in times of increasing fuel prices, we do not recover as much as we are currently paying for fuel. In periods of declining prices, the opposite is true. In addition, we incur additional costs when fuel prices rise that cannot be fully recovered due to our engines being idled during cold or warm weather, empty or out-of-route miles, and for fuel used by refrigerated trailers that generally is not billed to customers. In addition, from time-to-time customers attempt to modify their surcharge programs, some successfully, which can result in recovery of a smaller portion of fuel price increases. Rapid increases in fuel costs or shortages of fuel could have a materially adverse effect on our operations or future profitability.

To reduce the variability of the ultimate cash flows associated with fluctuations in diesel fuel prices, we have periodically entered into various derivative instruments, including forward futures swap contracts. We have historically entered into hedging contracts with respect to ultra-low sulfur diesel ("ULSD"). Under these contracts, we would pay a fixed rate per gallon of ULSD and receive the monthly average price of Gulf Coast ULSD. Because the fixed price is determined based on market prices at the time we enter into the hedge, in times of increasing fuel prices the hedge contracts become more valuable, whereas in times of decreasing fuel prices the opposite is true. We had no fuel hedging contracts at December 31, 2024 or December 31, 2023.

Seasonality

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Our Expedited reportable segment has historically experienced a greater reduction in first quarter demand than our other operations, however, this trend has lessened following the growth of AAT, which is part of the Expedited reportable segment, and our work with long-term customers to improve the stability of contracted capacity in our Expedited fleet. Revenue also can be affected by bad weather, holidays and the number of business days that occur during a given period, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs. In addition, many of our customers, particularly those in the retail industry where we have a large presence, demand additional capacity during the fourth quarter, which limits our ability to take advantage of more attractive spot market rates that generally exist during such periods. Further, despite our efforts to meet such demands, we may fail to do so, which may result in lost future business opportunities with such customers, which could have a materially adverse effect on our operations. Recently, the duration of this increased period of demand in the fourth quarter has shortened, with certain customers requiring the same volume of shipments over a more condensed timeframe, resulting in increased stress and demand on our network, people, and systems. If this trend continues, it could make satisfying our customers and maintaining the quality of our service during the fourth quarter increasingly difficult. We may also suffer from natural disasters and weather-related events, such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, destroy our assets, or adversely affect the business or financial condition of our customers, any of which could have a materially adverse effect on our results of operations or make our results of operations more volatile. Weather and other seasonal events could adversely affect our operating results.

Additional Information

Our headquarters is located at 400 Birmingham Highway, Chattanooga, Tennessee 37419, and our website address is www.covenantlogistics.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all other reports we file or furnish with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge through our website. Information contained in or available through our website is not incorporated by reference into, and you should not consider such information to be part of, this Annual Report.

Additionally, you may read all of the materials that we file with the SEC by visiting the SEC's website at www.sec.gov. This site contains reports, proxy and information statements and other information regarding the Company and other companies that file electronically with the SEC.


RISK FACTORS


Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements as discussed in "Cautionary Note Regarding Forward-Looking Statements" under "Business". The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

STRATEGIC RISKS

Our business is subject to economic, credit, business, and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a materially adverse effect on our operating results.

The truckload industry is highly cyclical, and our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors include (i) recessionary economic cycles; (ii) changes in customers' inventory levels and practices, including shrinking product/package sizes, and in the availability of funding for their working capital; (iii) changes in the way our customers choose to utilize our services; (iv) downturns in our customers' business cycles, including declines in consumer spending, (v) excess trucking capacity in comparison with shipping demand, (vi) driver shortages and increases in driver's compensation, (vii) industry compliance with ongoing regulatory requirements, (viii) the availability and price of new revenue equipment and/or declines in the resale value of used revenue equipment; (ix) the impact of public health crises, epidemics, pandemics, or similar events, such as COVID-19; (x) compliance with ongoing regulatory requirements; (xi) strikes, work stoppages or work slowdowns at our facilities, or at customer, port, border crossing or other shipping-related facilities, including related reductions in demand; (xii) increases in interest rates, inflation, fuel taxes, insurance, tolls, and license and registration fees; (xiii) changes in trade policy and tariff rates; and (xiv) rising costs of healthcare.

Economic conditions that decrease shipping demand or increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the United States economy is weakened. Some of the principal risks during such times, are as follows:

- we may experience a reduction in overall freight levels, which may impair our asset utilization;

- certain of our customers may face credit issues and could experience cash flow problems that may lead to payment delays, increased credit risk, bankruptcies, and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for credit losses;

- freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers' freight demand;

- customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates from among existing choices in an attempt to lower their costs, and we might be forced to lower our rates or lose freight; and

- we may be forced to accept more freight from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue miles to obtain loads.

We are also subject to potential increases in various costs and other events that are outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Further, we may not be able to appropriately adjust our costs and staffing levels to changing market demands.

In addition, events outside our control, such as deterioration of U.S. transportation infrastructure and reduced investment in such infrastructure, public health crises, epidemics, pandemics, or similar event, such as COVID-19, strikes or other work stoppages at our facilities or at customer, port, border or other shipping locations, armed conflicts, including the conflicts in Ukraine and the Middle East or as a result of rising tensions between China and Taiwan, terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to our equipment, driver dissatisfaction, reduced economic demand and freight volumes, reduced availability of credit, increased prices for fuel, or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

The Trump administration has stated its intention to impose new or increased tariff rates on imported goods from a number of countries, including China, Canada, Mexico, and the E.U. Such trade policies and tariff implementations, and any related retaliatory trade policies and tariff implementations by foreign governments may result in decreased shipping volumes and have an adverse impact on our revenues and results of operations.

We may not be successful in achieving our strategic plan.

Our initiatives include continuing to improve the durability of contracts in our Expedited and Dedicated reportable segments, growing our Dedicated reportable segment, with new poultry related business, delivering more consistent returns for our stockholders, increasing operating income and margins in each of our segments, improving profitability, and reducing costs and inefficiencies. Such initiatives will require time, management and financial resources, changes in our operations and sales functions, and monitoring and implementation of technology. We may be unable to effectively and successfully implement, or achieve sustainable improvement from, our strategic plan and initiatives or achieve these objectives. In addition, our operating margins could be adversely affected by future changes in and expansion of our business. Further, our operating results may be negatively affected by a failure to further penetrate our existing customer base, cross-sell our services, pursue new customer opportunities, or manage the operations and expenses. There is no assurance that we will be successful in achieving our strategic plan and initiatives. Even if we are successful in achieving our strategic plan and initiatives, we still may not achieve our goals. If we are unsuccessful in implementing our strategic plan and initiatives, our financial condition, results of operations, and cash flows could be adversely affected.

We derive a significant portion of our revenues from our major customers, and the loss of, or a significant reduction of business with, one or more of which could have a materially adverse effect on our business.

A significant portion of our revenues is generated from a small number of major customers. A substantial portion of our freight is from customers in the retail industry. As such, our volumes are largely dependent on consumer spending and retail sales, and our results may be more susceptible to trends in unemployment and retail sales than carriers that do not have this concentration. In addition, our major customers engage in bid processes and other activities periodically (including currently) in an attempt to lower their costs of transportation. We may not choose to participate in these bids or, if we participate, may not be awarded the freight, either of which could result in a reduction of our freight volumes with these customers. In this event, we could be required to replace the volumes elsewhere at uncertain rates and volumes, suffer reduced equipment utilization, or reduce the size of our fleet. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations, and ability to meet our current and long-term financial forecasts.

Generally, we do not have contractual relationships that guarantee any minimum volumes with our customers, and there can be no assurance that our customer relationships will continue as presently in effect. Our business with the Department of Defense is not subject to a contract, requires significant compliance work, and could be terminated at any time. Our Dedicated reportable segment is typically subject to longer term written contracts than our other reportable segments. However, certain of these contracts contain cancellation clauses, including our "evergreen" contracts, which automatically renew for one-year terms but that can be terminated more easily. There is no assurance any of our customers, including our Dedicated customers, will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. For our multi-year and Dedicated contracts, the rates we charge may not remain advantageous. Further, despite the existence of contractual arrangements, certain of our customers may nonetheless engage in competitive bidding processes that could negatively impact our contractual relationship. In addition, certain of our major customers may increasingly use their own truckload and delivery fleets, which would reduce our freight volumes. A reduction in or termination of our services by one or more of our major customers, including our Dedicated customers, could have a material adverse effect on our business, financial condition, and results of operations.

While we review and monitor the financial condition of our key customers on an ongoing basis to determine whether to provide services on credit, our customers' financial difficulties could nevertheless negatively impact our results of operations and financial condition, especially if these customers were to delay or default on payments to us.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to improve our profitability, limit growth opportunities, and could have a materially adverse effect on our results of operations.

Numerous competitive factors present in our industry could impair our ability to maintain or improve our current profitability, limit our prospects for growth, and could have a materially adverse effect on our results of operations. These factors include the following:

- we compete with many other truckload carriers of varying sizes and, to a lesser extent, with (i) less-than-truckload carriers, (ii) railroads, intermodal companies, and (iii) other transportation and logistics companies, many of which have access to more equipment and greater capital resources than we do, preferential customer contracts, and other competitive advantages;

- many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates or to maintain or expand our business or may require us to reduce our freight rates in order to maintain business and keep our equipment productive;

- many of our customers, including several in our top ten, are other transportation companies or also operate their own private trucking fleets, and they may decide to transport more of their own freight;

- we may increase the size of our fleet during periods of high freight demand during which our competitors also increase their capacity, and we may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if we are required to dispose of assets at a loss to match reduced customer demand;

- a significant portion of our business is in the retail industry, which continues to undergo a shift away from the traditional brick and mortar model towards e-commerce, and this shift could impact the manner in which our customers source or utilize our services;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers or by engaging dedicated providers, and we may not be selected;

- the trend toward consolidation in the trucking industry may create large carriers with greater financial resources and other competitive advantages relating to their size, and we may have difficulty competing with these larger carriers;

- the market for qualified drivers is increasingly competitive, and our inability to attract and retain drivers could reduce our equipment utilization or cause us to increase compensation to our drivers and independent contractors we engage, both of which would adversely affect our profitability;

- competition from freight logistics and freight brokerage companies and the proliferation of new brokerage platforms and technologies may adversely affect our customer relationships and freight rates;

- the Covenant brand name is a valuable asset that is subject to the risk of adverse publicity (whether or not justified), which could result in the loss of value attributable to our brand and reduced demand for our services; and

- advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

We may not grow substantially in the future and we may not be successful in improving our profitability.

We may not be able improve profitability in the future. Improving profitability depends upon numerous factors, including our ability to effectively and successfully implement other strategic initiatives, increase our average revenue per tractor, improve driver retention, and control costs and inefficiencies. If we are unable to improve our profitability, then our liquidity, financial position, and results of operations may be adversely affected.

There is no assurance that in the future, our business will grow substantially or without volatility, nor can we assure you that we will be able to effectively adapt our management, administrative, and operational systems to respond to any future growth. Furthermore, there is no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business.

Should the growth in our operations stagnate or decline, our results of operations could be adversely affected. We may encounter operating conditions in new markets, as well as our current markets, that differ substantially from our current operations, and customer relationships and appropriate freight rates in new markets could be challenging to attain.

We may not make acquisitions in the future, or if we do, we may not be successful in our acquisition strategy.

Acquisitions have provided a substantial portion of our growth. We may not have the financial capacity or be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our historical growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness, the terms of which may be less favorable to us than anticipated. Any future acquisitions we may consummate involve numerous risks, any of which could have a materially adverse effect on our business, financial condition, and results of operations, including:

- some of the acquired businesses may not achieve anticipated revenue, earnings, or cash flows;

- we may assume liabilities that were not disclosed to us or otherwise exceed our estimates;

- we may be unable to integrate acquired businesses successfully, or at all, and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

- the acquired business may increase our customer concentration;

- transaction costs and acquisition-related integration costs could adversely affect our results of operations in the period in which such charges are recorded;

- we may incur future impairment charges, write-offs, write-downs, or restructuring charges that could adversely impact our results of operations;

- acquisitions could disrupt our ongoing business, distract our management, and divert our resources;

- we may experience difficulties operating in markets in which we have had no or only limited direct experience;

- we may rely on management of the acquired businesses, especially in markets in which we have no or only limited direct experience, and turnover of such management may affect our ability to manage the acquired businesses efficiently and effectively;

- we could lose customers, employees, and drivers of any acquired company; and

- we may incur additional indebtedness.

The conflicts in Ukraine and the Middle East, expansion of such conflicts to other areas or countries or similar conflicts, as well as the rising tensions between China and Taiwan, could adversely impact our business and financial results.

Although we do not have any direct operations in Russia, Belarus, Ukraine, the Middle East, China, or Taiwan, we may be affected by the broader consequences of the conflicts in Ukraine or the Middle East, or expansion of such conflicts to other areas or countries or similar conflicts elsewhere, such as, increased inflation, supply chain issues (including access to parts for our revenue equipment), embargoes, geopolitical shift, access to diesel fuel, higher energy prices, potential retaliatory action by the Russian or other governments, including cyber-attacks, and the extent of the conflict's effect on the global economy. The increased tensions between China and Taiwan, and any resulting hostilities, may have similar consequences. The magnitude of these risks cannot be predicted, including the extent to which the conflict may heighten other risks disclosed herein. Ultimately, these or other factors could materially and adversely affect our results of operations.

COMPLIANCE RISKS

Litigation may adversely affect our business, financial condition, and results of operations.

Our business is subject to the risk of litigation by employees, independent contractors, customers, vendors, government agencies, stockholders, and other parties through private actions, class actions, administrative proceedings, regulatory actions, and other processes. Recently, trucking companies, including us, have been and currently are subject to lawsuits, including class action lawsuits, alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. We operate a business that hauls arms, ammunitions, and explosives that could increase our exposure if there were an accident involving this freight.

The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by our insurance, and there can be no assurance that our coverage limits will be adequate to cover all amounts in dispute. To the extent we experience claims that are uninsured, exceed our coverage limits, involve significant aggregate use of our self-insured retention amounts, or cause increases in future premiums, the resulting expenses could have a materially adverse effect on our business, results of operations, financial condition, or cash flows.

In addition, we may be subject, and have been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. These lawsuits have resulted, and may result in the future, in the payment of substantial settlements or damages and increases of our insurance costs.

We self-insure for a significant portion of our claims exposure, which could significantly increase the volatility of, and decrease the amount of, our earnings.

Our business results in a substantial number of claims and litigation related to personal injuries, property damage, workers' compensation, employment issues, health care, and other issues. We self-insure a significant portion of our claims exposure, which could increase the volatility of, and decrease the amount of, our earnings, and could have a materially adverse effect on our results of operations. See Note 1, "Summary of Significant Accounting Policies," of the accompanying consolidated financial statements for more information regarding our self-insured retention amounts. Our future insurance and claims expenses may exceed historical levels, which could reduce our earnings. We currently accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise, and we evaluate and revise these accruals from time to time based on additional information. Actual settlement of such liabilities could differ from our estimates due to a number of uncertainties, including evaluation of severity, legal costs, and claims that have been incurred but not reported. Due to our significant self-insured amounts, we have significant exposure to fluctuations in the number and severity of claims and the risk of being required to accrue or pay additional amounts if our estimates are revised or the claims ultimately prove to be more severe than originally assessed. Historically, we have had to significantly adjust our reserves on several occasions, and future significant adjustments may occur. Further, our self-insured retention levels could change and result in more volatility than in recent years. If we are required to accrue or pay additional amounts because our estimates are revised or the claims ultimately prove to be more severe than originally assessed or if our self-insured retention levels change, our financial condition and results of operations may be materially adversely affected.

We maintain insurance for most risks above the amounts for which we self-insure with licensed insurance carriers. If any claim were to exceed our coverage, or fall outside the aggregate coverage limit, we would bear the excess or uncovered amount, in addition to our other self-insured amounts. Insurance carriers have recently raised premiums for our industry, and premiums in the near term are expected to continue to increase. Our insurance and claims expense could increase if we have a similar experience at renewal, or we could find it necessary to raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced. Additionally, with respect to our insurance carriers, the industry is experiencing a decline in the number of carriers and underwriters that offer certain insurance policies or that are willing to provide insurance for trucking companies, and the necessity to go off-shore for insurance needs has increased. This may materially adversely affect our insurance costs or make insurance in excess of our self-insured retention more difficult to find, as well as increase our collateral requirements for policies that require security. Should these expenses increase, we become unable to find excess coverage in amounts we deem sufficient, we experience a claim in excess of our coverage limits, we experience a claim for which we do not have coverage, or we have to increase our reserves or collateral, there could be a materially adverse effect on our results of operations and financial condition.

Our auto liability insurance policy contains a provision under which we have the option, on a retroactive basis, to assume responsibility for the entire cost of covered claims during the policy period in exchange for a refund of a portion of the premiums we paid for the policy. This is referred to as "commuting" the policy. We have elected to commute policies on several occasions in the past. In exchange, we have assumed the risk for all claims during the years for the policies commuted. Our subsequent payouts for the claims assumed have been less than the refunds. We expect the total refunds to exceed the total payouts; however, not all of the claims have been finally resolved and we cannot assure you of the result. We may continue to commute policies for certain years in the future. To the extent we do so, and one or more claims result in large payouts, we will not have insurance, and our financial condition, results of operation, and liquidity could be materially and adversely affected.

Our self-insurance for auto liability claims and our use of captive insurance companies could adversely impact our operations.

Covenant Transport, LLC has been approved to self-insure for auto liability by the FMCSA. We believe this status, along with the use of captive insurance companies, allows us to post substantially lower aggregate letters of credit and restricted cash than we would be required to post without this status or the use of captive insurance companies. We have two wholly owned captive insurance subsidiaries which are regulated insurance companies through which we insure a portion of our auto liability claims in certain states. An increase in the number or severity of auto liability claims for which we self-insure through the captive insurance companies or pressure in the insurance and reinsurance markets could adversely impact our earnings and results of operations. Further, both arrangements increase the possibility that our expenses will be volatile.

Our captive insurance companies are regulated by state authorities. State regulations generally provide protection to policy holders, rather than stockholders. Such regulations may increase our costs, limit our ability to change premiums, restrict our ability to access cash held by these subsidiaries, and otherwise impede our ability to take actions we deem advisable.

To comply with certain state insurance regulatory requirements, cash and cash equivalents must be paid to our captive insurance subsidiary as capital investments and insurance premiums, which could be restricted as collateral for anticipated losses. Significant future increases in the amount of collateral required by third-party insurance carriers and regulators would reduce our liquidity and could adversely affect our results of operations and capital resources.

We have experienced, and may experience additional, erosion of available limits in our aggregate insurance policies. Furthermore, we may experience additional expense to reinstate insurance policies due to liability claims.

Our insurance program includes multi-year policies with specific insurance limits that may be eroded over the course of the policy term. If that occurs, we will be operating with less liability coverage insurance at various levels of our insurance tower. For discussion regarding the erosion of the $9.0 million in excess of $1.0 million coverage layer for the policy period that ran from April 1, 2018 to March 31, 2021, please see "Insurance and claims" under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Also, we may face mandatory reinstatement charges for expired policies due to liability claims. In the event of such developments, we may experience additional expense accruals, increased insurance and claims expenses, and greater volatility in our insurance and claims expenses, which could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a materially adverse effect on our operations and profitability.

We, our drivers, and our equipment are regulated by the DOT, the EPA, the DHS, the U.S. Department of Defense, and other agencies in states in which we operate. The sections of Environmental and Other Regulation included in "Regulation" under "Business" discuss several proposed, pending, suspended, and final regulations that could materially impact our business and operations. Our 2022 acquisition of an arms, ammunitions, and explosives carrier requires us to meet stringent rules relating to those operations and failure to comply could result in loss of all business purchased and our related investment. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. Higher costs incurred by us, or by our suppliers who pass the costs onto us through higher supplies and materials pricing, or liabilities we may incur related to our failure to comply with existing or future regulations could adversely affect our results of operations.

If our independent contractor drivers are deemed by regulators or judicial process to be employees, our business, financial condition, and results of operations could be adversely affected.

Tax and other regulatory authorities, as well as independent contractors themselves, have increasingly asserted that independent contractor drivers in the trucking industry are employees rather than independent contractors, for a variety of purposes, including income tax withholding, workers' compensation, wage and hour compensation, unemployment, and other issues. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractors and to heighten the penalties of companies who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, extend the Fair Labor Standards Act to independent contractors, and impose notice requirements based upon employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation, and income taxes, and a reclassification of independent contractors as employees would help states with these initiatives. Additionally, courts in certain states have issued recent decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states. Further, class actions and other lawsuits have been filed against certain members of our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers' compensation and health care coverage. In addition, companies that utilize lease-purchase independent contractor programs, such as us, have been more susceptible to reclassification lawsuits and several recent court decisions have been made in favor of those seeking to classify as employees certain independent contractors that participated in lease-purchase programs. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. Our classification of independent contractors has been the subject of audits by such authorities from time to time. While we have been successful in continuing to classify our independent contractor drivers as independent contractors and not employees, we may be unsuccessful in defending that position in the future. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. For further discussion of the laws impacting the classification of independent contractors, please see "Regulation" under "Business."

Developments in labor and employment law and any unionizing efforts by employees could have a materially adverse effect on our results of operations.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees which would have substantially liberalized the procedures for union organization. None of our domestic employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board's "speedy election" rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we entered into a collective bargaining agreement with our domestic employees, the terms could materially adversely affect our costs, efficiency, and ability to generate acceptable returns on the affected operations. Moreover, our responses to any union organizing efforts could also expose us to legal risk or reputational harm and cause us to incur costs to defend legal and regulatory actions. Any labor disputes or work stoppages, whether or not our employees unionize, could disrupt our operations and reduce our revenues. Failure to comply with existing or future labor and employment laws could have a materially adverse effect on our business and operating results. For further discussion of the labor and employment laws, please see "Regulation" under "Business."

The CSA program adopted by the FMCSA could adversely affect our profitability and operations, our ability to maintain or grow our fleet, and our customer relationships.

Under CSA, fleets are evaluated and ranked against their peers based on certain safety-related standards. As a result, our fleet could be ranked poorly as compared to peer carriers, which could have an adverse effect on our business, financial condition, and results of operations. We recruit and retain first-time drivers to be part of our fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment by causing high-quality drivers to seek employment with other carriers, limit the pool of available drivers, or could cause our customers to direct their business away from us and to carriers with higher fleet safety rankings, either of which would adversely affect our results of operations. Further, we may incur greater than expected expenses in our attempts to improve unfavorable scores.

Certain of our subsidiaries are currently exceeding the established intervention thresholds in a number of the seven CSA safety-related categories. Based on these unfavorable ratings, we may be prioritized for an intervention action or roadside inspection, either of which could adversely affect our results of operations. In addition, customers may be less likely to assign loads to us. For further discussion of the CSA program, please see "Regulation" under "Business". Insofar as any changes in the CSA Program increase the likelihood of us receiving unfavorable scores or mandate FMCSA to restore public access to scores, it could adversely affect our results of operation and profitability.

Receipt of an unfavorable DOT safety rating could have a materially adverse effect on our operations and profitability.

All of our motor carriers currently have a satisfactory DOT safety rating, which is the highest available rating under the current safety rating scale. If any of our motor carriers receive a conditional or unsatisfactory rating, certain provisions in customer contracts could allow the customer to reduce or terminate their relationship, it could affect our insurance costs and our ability to self-insure for personal injury and property damage relating to the transportation of freight, and it could materially adversely affect our business, financial condition, and results of operations. For further discussion of the DOT safety rating, please see "Regulation" under "Business."

Compliance with various environmental laws and regulations upon which our operations are subject may increase our costs of operations and non-compliance with such laws and regulations could result in substantial fines or penalties.

In addition to direct regulation under the DOT and related agencies, we are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, and discharge and retention of storm water. Our tractor terminals often are located in industrial areas where groundwater or other forms of environmental contamination may have occurred or could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at several of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable laws or regulations, we could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Governmental agencies continue to enact more stringent laws and regulations to reduce engine emissions. These laws and regulations are applicable to engines used in our revenue equipment. We have incurred and continue to incur costs related to the implementation of these more rigorous laws and regulations. Additionally, in certain locations governments have banned or may in the future ban internal combustion engines for some types of vehicles. To the extent these bans affect our revenue equipment, we may be forced to incur substantial expense to retrofit existing engines or make capital expenditures to update our fleet. As a result, our business, results of operations, and financial condition could be negatively affected.

For further discussion of environmental laws and regulations, please see "Regulation" under "Business."

Changes to trade regulation, quotas, duties, or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs and materially adversely affect our business.

The imposition of additional tariffs or quotas or changes to certain trade agreements, including tariffs applied to goods traded between the United States and China, and proposed changes to tariffs on various imports from other countries (such as Canada, Mexico, and the E.U.) could, among other things, increase the costs of the materials used by our suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for our revenue equipment suppliers would likely be passed on to us, and to the extent fuel prices increase, we may not be able to fully recover such increases through rate increases or our fuel surcharge program, either of which could have a material adverse effect on our business.

Regulatory changes related to climate change could increase our costs significantly.

To the extent regulatory changes continue related to climate change, we could incur significant costs to our operation, mainly centered around our revenue producing equipment and our warehousing operations. We are not able to accurately predict the materiality of any potential losses or costs. Concern over climate change, including the impact of global warming, has led to significant legislative and regulatory efforts to limit carbon and other greenhouse gas emissions. Emission-related regulatory actions have historically resulted in increased costs related to revenue equipment, diesel fuel, equipment maintenance, and environmental monitoring or reporting requirements, and future legislation, if any, could impose substantial costs that may adversely affect our results of operations. In addition, any such legislation may require changes in our operating practices, impair equipment productivity, or require additional reporting disclosures, and compliance with any such legislation may increase our risk of litigation or governmental investigations or proceedings.

Conflicting views on environmental, social and governance ("ESG") matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks.

Certain stakeholders have pressured companies on initiatives relating to ESG matters, including environmental stewardship, social responsibility, and corporate governance. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward the Company, which could have a negative impact on our stock price. Additionally, given the Trump administration's initiatives surrounding ESG and diversity, equity, and inclusion matters, which may conflict with stakeholder initiatives on such matters, we may experience conflicts between governmental regulations and stakeholder expectations which could impose additional costs on our business and negatively impact investor sentiment.

OPERATIONAL RISKS

Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a materially adverse effect on our profitability and the ability to maintain or grow our fleet.

Like many truckload carriers, we experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, which includes the engagement of independent contractors. The truckload industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school. Furthermore, capacity at driving schools may be limited by future outbreaks of contagious diseases, like COVID-19. Regulatory requirements, including those related to safety ratings, ELDs, hours-of-service changes, government-imposed measures related to future outbreaks of contagious diseases, like COVID-19, and an improved economy could further reduce the number of eligible drivers or force us to increase driver compensation to attract and retain drivers. We have seen evidence that stricter hours-of-service regulations adopted by the DOT in the past have tightened, and, to the extent new regulations are enacted, may continue to tighten, the market for eligible drivers. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours-of-service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. Further, the compensation we offer our drivers and independent contractor expenses are subject to market conditions, and we may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, we and many other truckload carriers suffer from a high turnover rate of drivers and independent contractors, and our turnover rate is higher than the industry average and as compared to our peers. This high turnover rate requires us to spend significant resources recruiting a substantial number of drivers and independent contractors in order to operate existing revenue equipment and maintain our current level of capacity and subjects us to a higher degree of risk with respect to driver and independent contractor shortages than our competitors. We also employ driver hiring standards that we believe are more rigorous than the hiring standards employed in general in our industry and could further reduce the pool of available drivers from which we would hire. Our use of team-driven tractors in our Expedited reportable segment requires two drivers per tractor, which further increases the number of drivers we must recruit and retain in comparison to operations that require one driver per tractor. If we are unable to continue to attract and retain a sufficient number of drivers, we could be forced to, among other things, adjust our compensation packages, increase the number of our tractors without drivers, or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect our growth and profitability.

Our engagement of independent contractors to provide a portion of our capacity exposes us to different risks than we face with our tractors driven by company drivers.

As independent business owners, independent contractors may make business or personal decisions that may conflict with our best interests. For example, if a load is unprofitable, route distance is too far from home, personal scheduling conflicts arise, or for other reasons, independent contractors may deny loads of freight from time to time. Additionally, independent contractors may be unable to obtain or retain equipment financing, which could affect their ability to continue to act as a third-party service provider for the Company. In these circumstances, we must be able to deliver the freight timely in order to maintain relationships with customers, and if we fail to meet certain customer needs or incur increased expenses to do so, this could materially adversely affect our relationship with customers and our results of operations.

We provide financing to certain qualified independent contractors. If we are unable to provide such financing in the future, due to liquidity constraints or other restrictions, we may experience a decrease in the number of independent contractors we are able to engage. Further, if independent contractors we engage default under or otherwise terminate the financing arrangement and we are unable to find a replacement independent contractor or seat the tractor with a company driver, we may incur losses on amounts owed to us with respect to the tractor.

Our agreements with the independent contractors we engage are governed by the federal leasing regulations, which impose specific requirements on us and the independent contractors. If more stringent federal leasing regulations are adopted, independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect our goal of growing our current fleet levels of independent contractors.

Fluctuations in the price or availability of fuel, the volume and terms of diesel fuel purchase commitments, surcharge collection, and hedging activities may increase our costs of operation, which could have a materially adverse effect on our profitability.

Fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond our control, such as political events, terrorist activities, armed conflicts, commodity futures trading, devaluation of the dollar against other currencies, weather events and other natural disasters, which could increase in frequency and severity due to climate change, as well as other man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices also are affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon diesel fuel, significant diesel fuel cost increases, as well as widespread or long-term shortages, rationings, or supply disruptions of diesel fuel, would materially and adversely affect our business, financial condition, and results of operations.

Fuel also is subject to regional pricing differences and is often more expensive in certain areas where we operate. Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have a materially adverse effect on our operations and profitability. While we have fuel surcharge programs in place with a majority of our customers, which historically have helped us offset the majority of the negative impact of rising fuel prices associated with loaded or billed miles, we also incur fuel costs that cannot be recovered even with respect to customers with which we maintain fuel surcharge programs, such as those associated with non-revenue generating miles, time when our engines are idling, and fuel for refrigeration units on our refrigerated trailers. Moreover, the terms of each customer's fuel surcharge program vary, and certain customers have sought to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. In addition, because our fuel surcharge recovery lags behind changes in fuel prices, our fuel surcharge recovery may not capture the increased costs we pay for fuel, especially when prices are rising. This could lead to fluctuations in our levels of reimbursement, which have occurred in the past. During periods of low freight volumes, shippers can use their negotiating leverage to impose fuel surcharge policies that provide a lower reimbursement of our fuel costs. There is no assurance that our fuel surcharge programs can be maintained indefinitely or will be sufficiently effective. Our results of operations would be negatively affected to the extent we cannot recover higher fuel costs or fail to improve our fuel price protection through our fuel surcharge program.

From time to time, we use hedging contracts and volume purchase arrangements to attempt to limit the effect of price fluctuations. In times of falling diesel fuel prices, such arrangements could cause costs to not be reduced to the same extent as they would be reduced in the absence of such arrangements and such arrangements may require significant cash payments.

We depend on third-party providers, particularly in our Managed Freight reportable segment where we offer brokerage and other logistics services, and service instability from these providers could increase our operating costs and reduce our ability to offer such services, which could adversely affect our revenue, results of operations, and customer relationships.

Our Managed Freight reportable segment is dependent upon the services of third-party capacity providers, including other truckload carriers. For this business, we do not own or control the transportation assets that deliver our customers' freight, and we do not employ the people directly involved in delivering the freight. This reliance could also cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers may seek other freight opportunities and may require increased compensation in times of improved freight demand or tight truckload capacity. If we are unable to secure the services of these third-parties or if we become subject to increases in the prices we must pay to secure such services, our business, financial condition, and results of operations may be materially adversely affected, and we may be unable to serve our customers on competitive terms. Our ability to secure sufficient equipment or other transportation services may be affected by many risks beyond our control, including equipment shortages increased equipment prices, interruptions in service due to labor disputes, driver shortages, changes in regulations impacting transportation, and changes in transportation rates.

We depend on the proper functioning and availability of our management information and communication systems and other information technology assets (including the data contained therein) and a system failure or unavailability, including those caused by cybersecurity breaches internally or with third-parties, or an inability to effectively upgrade such systems and assets could cause a significant disruption to our business and have a materially adverse effect on our results of operations.

We depend heavily on the proper functioning, availability, and security of our management information and communication systems and other information technology assets, including financial reporting and operating systems and the data contained in such systems and assets, in operating our business. Our operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers, and billing and collecting for our services. Our financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help us manage effectively. Furthermore, data privacy laws, which provide data privacy rights for consumers and operational requirements for companies, may result in increased liability and amplified compliance and monitoring costs, any of which could have a material adverse effect on our financial performance and business operations.

Our operations and those of our technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as, power loss, telecommunications failure, cyberattacks, terrorist attacks, Internet failures, computer viruses, and other events beyond our control. More sophisticated and frequent cyberattacks in recent years have also increased security risks associated with information technology systems. We also maintain information security policies to protect our systems, networks, and other information technology assets (and the data contained therein) from cybersecurity breaches and threats, such as hackers, malware, and viruses; however, such policies cannot ensure the protection of our systems, networks, and other information technology assets (and the data contained therein). In addition, remote or flexible work options for our employees could create increased demand for information technology resources and increase the avenues for unauthorized access to sensitive information, phishing, and other cyberattacks. If any of our critical information systems fail or become otherwise unavailable, whether as a result of a system upgrade project or otherwise, we would have to perform the functions manually, which could temporarily impact our ability to dispatch and manage our fleet efficiently, to respond to customers' requests effectively, to maintain billing and other records reliably, and to bill for services and prepare financial statements accurately or in a timely manner. Our business interruption insurance may be inadequate to protect us in the event of an unforeseeable and extreme catastrophe. Any significant system failure, upgrade complication, security breach (including cyberattacks), or other system disruption could interrupt or delay our operations, damage our reputation, cause us to lose customers, or impact our ability to dispatch and manage our operations and report our financial performance, any of which could have a materially adverse effect on our business. Such risks related to system failure, upgrade complication, security breach (including cyberattacks), or other system disruption may also impact our customers, vendors, third-party capacity providers, and other counterparties, which could result in declines and volatility in customer demand and unavailability of products and services from vendors and third-party capacity providers, any of which would have a material adverse effect on our business. In addition, we are currently dependent on a single vendor to support several information technology functions. If the stability or capability of such vendor became compromised and we were forced to migrate such functions to a new platform, it could adversely affect our business, financial condition, and results of operations. For further discussion of our cybersecurity programs, please see "Cybersecurity."

In addition, the adoption of artificial intelligence ("AI") and other emerging technologies may become significant to operating results in the future. While AI and other technologies may offer substantial benefits, they may also introduce additional risk. If we are unable to successfully implement and utilize such emerging technologies as effectively as competitors, we may be at a competitive disadvantage to such competitors and our results of operation may be negatively affected.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are dependent upon the services of our executive management team and other key personnel. Turnover, planned or otherwise, in these or other key leadership positions may materially adversely affect our ability to manage our business efficiently and effectively, and such turnover can be disruptive and distracting to management, may lead to additional departures of existing personnel, and could have a material adverse effect on our operations and future profitability. In addition, hiring, training, and successfully integrating replacement personnel, whether internal or external, could be time-consuming, may cause additional disruptions to our operations and may be unsuccessful, which could negatively impact our business, financial condition, and results of operations. We must continue to develop and retain a core group of managers and attract, develop, and retain sufficient additional managers if we are to continue to improve our profitability and have appropriate succession planning for key management personnel.

Seasonality and the impact of weather and climate change and other catastrophic events affect our operations and profitability.

We may suffer from natural disasters and weather-related events, such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, destroy our assets, or adversely affect the business or financial condition of our customers, any of which could have a materially adverse effect on our results of operations or make our results of operations more volatile.

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Our Expedited reportable segment has historically experienced a greater reduction in first quarter demand than our other operations, however, this trend has lessened following the growth of AAT, which is part of the Expedited reportable segment, and our work with long-term customers to improve the stability of contracted capacity in our Expedited fleet. Revenue also can be affected by bad weather, holidays, and the number of business days that occur during a given period, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency decline because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs. In addition, many of our customers, particularly those in the retail industry where we have a large presence, demand additional capacity during the fourth quarter, which limits our ability to take advantage of more attractive spot market rates that generally exist during such periods. Further, despite our efforts to meet such demands, we may fail to do so, which may result in lost future business opportunities with such customers, which could have a materially adverse effect on our operations.

The effects of a widespread outbreak of an illness or disease, or any other public health crisis, as well as regulatory measures implemented in response to such events, could negatively impact the health and safety of our workforce and/or adversely impact our business, results of operations, financial condition, and cash flows.

We face a wide variety of risks related to public health crises, epidemics, pandemics, or similar events, such as COVID-19. If a new health epidemic or outbreak were to occur, we could experience broad and varied impacts similar to the impact of COVID-19, including adverse impacts to our workforce, our operations, equipment availability and financial results, such as increased costs, tightening of credit markets, greater risk for collection of amounts owed, market volatility and a weakened freight environment. If any of these were to occur, our operations, financial condition, liquidity, results of operations, and cash flows could be adversely impacted.

A large-scale outbreak of avian flu or related illness among the nation's poultry flock may adversely affect the revenues of LTST.

Our subsidiary, LTST derives the majority of its revenue from the transportation of poultry and feed products related to poultry operations. While LTST does not transport eggs, a widespread outbreak of avian flu or related illness among our customers' poultry flocks could reduce the volume of loads hauled for such customers. Additionally, public concern following a nation-wide or well-publicized outbreak of avian flu may cause fear about the consumption of chicken, turkey, eggs, and other products derived from poultry, which could cause customers to consume less poultry and related products, reducing the volume of poultry and related products produced and negatively affecting the revenues of LTST. Any decrease in the revenue of LTST may negatively impact our income and results of operations.

FINANCIAL RISKS

Our Third Amended and Restated Credit Agreement (our "Credit Facility") and other financing arrangements contain certain covenants, restrictions, and requirements, and we may be unable to comply with such covenants, restrictions, and requirements.

We have a $110.0 million Credit Facility and numerous other financing arrangements. Our Credit Facility contains certain restrictions and covenants relating to, among other things, debt, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, affiliate transactions, and a fixed charge coverage ratio, if availability is below a certain threshold. We have had difficulty meeting budgeted results and have had to request amendments or waivers in the past. If we are unable to meet budgeted results or otherwise comply with our Credit Facility, we may be unable to obtain amendments or waivers under our Credit Facility, or we may incur fees in doing so.

Certain other financing arrangements contain certain restrictions and non-financial covenants, in addition to those contained in our Credit Facility. If we fail to comply with any of our financing arrangement covenants, restrictions, and requirements, we will be in default under the relevant agreement, which could cause cross-defaults under our other financing arrangements. In the event of any such default, if we failed to obtain replacement financing, amendments to, or waivers under the applicable financing arrangements, our lenders could cease making further advances, declare our debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on our operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If acceleration occurs, economic conditions, such as recently experienced higher interest rates, may make it difficult or expensive to refinance the accelerated debt or we may have to issue equity securities, which would dilute stock ownership. Even if new financing is made available to us, credit may not be available to us on acceptable terms. A default under our financing arrangements could result in a materially adverse effect on our liquidity, financial condition, and results of operations.

In the future, we may need to obtain additional financing that may not be available or, if it is available, may result in a reduction in the percentage ownership of our stockholders.

We may need to raise additional funds in order to:

- finance working capital requirements, capital investments, or refinance existing indebtedness;

- develop or enhance our technological infrastructure and our existing products and services;

- fund strategic relationships;

- respond to competitive pressures; and

- acquire complementary businesses, technologies, products, or services.

If the economy and/or the credit markets weaken, or we are unable to enter into finance or operating leases to acquire revenue equipment on terms favorable to us, our business, financial results, and results of operations could be materially adversely affected, especially if consumer confidence declines and domestic spending decreases.

If adequate funds are not available or are not available on acceptable terms, our ability to fund our strategic initiatives, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures or market changes could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders may be reduced, and holders of these securities may have rights, preferences, or privileges senior to those of our stockholders. Volatility in equity markets could also impair our financial position in general terms and our ability to effectively capitalize on potential merger and acquisition opportunities.

Our indebtedness and finance and operating lease obligations could adversely affect our ability to respond to changes in our industry or business.

As a result of our level of debt, finance leases, operating leases, fluctuations in working capital requirements, and encumbered assets, we believe:

- our vulnerability to adverse economic and industry conditions and competitive pressures is heightened;

- we will continue to be required to dedicate a substantial portion of our cash flows from operations to lease payments and repayment of debt, limiting the availability of cash for our operations, capital expenditures, and future business opportunities;

- our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

- our results of operations and cash flows are sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations;

- our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, or other purposes may be limited;

- it may be difficult for us to comply with the multitude of financial covenants, borrowing conditions, or other obligations contained in our debt agreements, thereby increasing the risk that we trigger certain cross-default provisions;

- we may be required to issue additional equity securities (which would dilute the ownership position of our stockholders) or debt securities to raise funds; and

- we may be placed at a competitive disadvantage relative to some of our competitors that have less, or less restrictive, debt than us.

Our financing obligations could negatively impact our future operations, ability to satisfy our capital needs, or ability to engage in other business activities. We also cannot assure you that additional financing will be available to us when required or, if available, will be on terms satisfactory to us. Finally, we may be unsuccessful in our strategy to maintain lower leverage than we have historically.

Our profitability may be materially adversely impacted if our capital investments do not match customer demand or if there is a decline in the availability of funding sources for these investments.

Our operations require significant capital investments. The amount and timing of such investments depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, we may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. Our ability to select profitable freight and adapt to changes in customer transportation requirements is important to efficiently deploy resources and make capital investments in tractors and trailers (with respect to our asset based operations) or obtain qualified third-party capacity at a reasonable price (with respect to our Managed Freight reportable segment). Our customers' financial failures or loss of customer business may also affect us.

We expect to pay for projected capital expenditures with cash flows from operations, borrowings under our Credit Facility, proceeds from the sale of our used revenue equipment, proceeds under other financing facilities, and leases of revenue equipment. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices for new revenue equipment, design changes of new engines, future uses of autonomous tractors, volatility in the used equipment market, decreased availability of new revenue equipment, and the failure of manufacturers to meet their sale or trade-back obligations to us could have a materially adverse effect on our business, financial condition, results of operations, and profitability.

We are subject to risk with respect to higher prices for new tractors and trailers. We have at times experienced an increase in prices for new tractors and trailers and the resale values of the tractors and trailers have not always increased to the same extent. Prices have increased in the past and may continue to increase, due, in part, to (i) government regulations applicable to newly manufactured tractors and diesel engines, (ii) higher commodity prices, (iii) the pricing discretion of equipment manufacturers, and (iv) increased demand for equipment due to more favorable freight market. In addition, we have equipped our tractors with safety, aerodynamic, and other options that increase the price of new equipment. Compliance with such regulations has increased the cost of our new tractors, may increase the cost of new trailers, could impair equipment productivity, in some cases, result in lower fuel mileage, and increase our operating expenses. Our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons, and future use of autonomous tractors and alternative fuel could increase the price of new tractors and decrease the value of used, non-autonomous tractors. As a result, we expect to continue to pay steady to increased prices for equipment and incur additional expenses and related financing costs for the foreseeable future. Furthermore, reduced equipment efficiency may result from new engines designed to reduce emissions, thereby increasing our operating expenses.

A decrease in vendor output may have a materially adverse effect on our ability to purchase or take possession of a quantity of new revenue equipment that is sufficient to sustain our desired growth rate and to maintain a late-model fleet. Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. During the COVID-19 pandemic some tractor and trailer manufacturers experienced periodic shortages of certain component parts and supplies, including semi-conductor chips, forcing such manufacturers to curtail or suspend their production, which led to a lower supply of tractors and trailers and higher prices. If such shortages occur again, such shortages could have a material adverse effect on our business, financial condition, and results of operations, particularly our maintenance expense, driver retention, and the length of our trade cycle.

A depressed market for used equipment could require us to trade our revenue equipment at depressed values or to record losses on disposal or impairments of the carrying values of our revenue equipment that is not protected by residual value arrangements. Used equipment prices are subject to substantial fluctuations based on freight demand, the supply of new and used equipment, the availability and terms of financing, the presence of buyers for export to foreign countries, the desirability of specific models of used equipment, and commodity prices for scrap metal. If there is a deterioration of resale prices, it could have a material adverse effect on our business, financial condition, and results of operations. In 2022 through 2024, we experienced a softened used equipment market.

Certain of our revenue equipment financing arrangements have balloon payments at the end of the finance terms equal to the values we expect to be able to obtain in the used market. To the extent the used market values are lower than that, we may be forced to sell the equipment at a loss and our results of operations would be materially adversely affected.

Our 49% owned subsidiary, TEL, faces certain additional risks particular to its operations, any one of which could adversely affect our operating results.

We hold a 49% interest in TEL, a used equipment leasing company and reseller. We account for our investment in TEL using the equity method of accounting. TEL faces several risks similar to those we face and additional risks particular to its business and operations. TEL has significant ongoing capital requirements and carries significant debt. The ability to secure financing and market fluctuations in interest rates could impact TEL's ability to grow its leasing business and its margins on leases. Adverse economic activity may restrict the number of used equipment buyers and their ability to pay prices for used equipment that we find acceptable. In addition, TEL's leasing customers are typically small trucking companies without substantial financial resources, and TEL is subject to risk of loss should those customers be unable to make their lease payments or declare bankruptcy, which has happened in the past. A portion of TEL's business includes leasing equipment to individual independent contractors who are generally not required to provide significant amounts to secure their obligations under the lease agreements with TEL. Such independent contractors generally have few assets and are at a heightened risk of defaulting under such lease agreements, which may cause TEL to incur unreimbursed costs related to the recovery of equipment, equipment maintenance and repair, missed lease payments, and the reletting of the equipment. In addition, the shrinking independent contractor market may decrease the number of drivers available to utilize such portion of TEL's business and could decrease TEL's revenues. Further, we believe the used equipment market will significantly impact TEL's results of operations and such market has been volatile in the past and declined recently. There can be no assurance that TEL will experience gains on sale similar to those it has experienced in the past and it may incur losses on sale. As regulations change, the market for used equipment may be impacted as such regulatory changes may make used equipment costly to upgrade to comply with such regulations or we may be forced to scrap equipment if such regulations eliminate the market for particular used equipment. Further, there is an overlap in providers of equipment financing to TEL and our wholly owned operations and those providers may consider the combined exposure and limit the amount of credit available to us.

TEL's majority owners are generally restricted from transferring their interests in TEL, other than to certain permitted transferees, without our consent. There is no assurance that we will be able to agree on any proposed sale or transfer of interests in TEL, whether by us or the other owners.

Finally, we do not control TEL's ownership or management. Our investment in TEL is subject to the risk that TEL's management and controlling members may make business, financial, or management decisions with which we do not agree or that the management or controlling members may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the value of our investment in TEL could decrease, dividends could be reduced or eliminated, and our financial condition, results of operations, and cash flow could suffer as a result.

We could determine that our goodwill and other intangible assets are impaired, thus recognizing a related loss.

As of December 31, 2024, we had goodwill of $78.9 million and other intangible assets of $90.1 million. We evaluate our goodwill and other intangible assets for impairment. We could recognize impairments in the future, and we may never realize the full value of our intangible assets. If these events occur, our profitability and financial condition will suffer.

Our Chairman of the Board and Chief Executive Officer and his wife control a large portion of our stock and have substantial control over us, including as a result of our concentrated leadership structure, which could limit other stockholders' ability to influence the outcome of key transactions, including changes of control.

Our Chairman of the Board and Chief Executive Officer, David Parker, and his wife, Jacqueline Parker, beneficially own or have sole voting and dispositive power approximately 13% of our outstanding Class A common stock and 100% of our Class B common stock. On all matters with respect to which our stockholders have a right to vote, including the election of directors, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. All outstanding shares of Class B common stock are owned by the Parkers and are convertible to Class A common stock on a share-for-share basis at the election of the Parkers or automatically upon transfer to someone outside of the Parker family. This voting structure gives the Parkers approximately 39% of the voting power of all of our outstanding stock. As such, the Parkers are able to substantially influence decisions requiring stockholder approval, including the election of our entire Board, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay for the Class A common stock, and could allow the Parkers to prevent or could discourage or delay a change of control, which other stockholders may favor. The interests of the Parkers may conflict with the interests of other holders of Class A common stock, and they may take actions affecting us with which other stockholders disagree.

Moreover, Mr. Parker serves as both our Chief Executive Officer and Chairman of our Board. Although the Board has determined that the combination of Chief Executive Officer and Chairman of the Board positions is the most appropriate and suitable structure for proper and efficient Board functioning and communication, Mr. Parker may have an outsized ability to influence the operations of the Company, which may result in conflicts with the interests of Mr. Parker, the Parker Family, and the interests of our other stockholders.

Provisions in our charter documents or Nevada law may inhibit a takeover, which could limit the price investors might be willing to pay for our Class A common stock.

Our Third Amended and Restated Articles of Incorporation ("Articles of Incorporation"), our Sixth Amended and Restated Bylaws ("Bylaws"), and Nevada corporate law contain provisions that could delay, discourage or prevent a change of control or changes in our Board or management that a stockholder might consider favorable. For example, our Articles of Incorporation authorize our Board to issue preferred stock without stockholder approval and to set the rights, preferences and other terms thereof, including voting rights of those shares; our Articles of Incorporation do not provide for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors; our Class B common stock possesses disproportionate voting rights; and our Bylaws provide that a stockholder must provide advance notice of business to be brought before an annual meeting or to nominate candidates for election as directors at an annual meeting of stockholders. These provisions will apply even if the change may be considered beneficial by some of our stockholders, and thereby negatively affect the price that investors might be willing to pay in the future for our Class A common stock. Furthermore, pursuant to the "Acquisition of Controlling Interest" statutes set forth in Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes (the "Control Statutes"), if a person acquires a controlling interest in the Company (defined in Nevada Statutes Section 78.3785 as ownership of voting securities to exercise voting power in the election of directors in excess of 1/5, 1/3, or a majority thereof), the voting rights of such person in excess of the applicable threshold would be nullified, unless the acquirer obtains approval of the disinterested stockholders or unless the Company amends its Articles of Incorporation or Bylaws within ten days of the acquisition to provide that the Control Statutes do not apply to the Company or to types of existing or future stockholders. Our Bylaws provide that the Control Statutes do not apply to an acquisition of a controlling interest in the Company by the Parkers or their affiliates. In addition, to the extent that these provisions discourage an acquisition of our company or other change in control transaction, they could deprive stockholders of opportunities to realize takeover premiums for their shares of our Class A common stock.

The market price of our Class A common stock may be volatile.

The price of our Class A common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. In addition, stock markets generally experience significant price and volume volatility from time to time which may adversely affect the market price of our Class A common stock for reasons unrelated to our performance.

We cannot guarantee the timing or amount of repurchases of our Class A common stock, or the declaration of future dividends, if any.

The timing and amount of future repurchases of our Class A common stock, including repurchases under our current stock repurchase program authorizing the purchase of up to $55 million of our Class A common stock, as well as the declaration of future dividends, is at the discretion of our Board and will depend on many factors such as our financial condition, earnings, cash flows, capital requirements, any future debt service obligations, covenants under our existing or future debt agreements, industry practice, legal requirements, regulatory constraints, changes in federal and state tax laws, and other factors our Board deems relevant. While it is expected that we will continue to pay a quarterly dividend under the dividend program initiated in January 2022, there is no assurance that we will declare or pay any future dividends or as to the amount or timing of those dividends, if any.

Changes in taxation could lead to an increase of our tax exposure and could affect the Company's financial results.

Our effective tax rate may be adversely impacted by, among other things, changes in the regulations relating to capital expenditure deductions, or changes in tax laws where we operate, including the uncertainty of future tax rates. President Trump has indicated a desire to amend the federal tax laws. Until any changes are passed into law we will not know if such changes, if any, will have a materially adverse effect on our financial results and financial position. Any changes to the federal tax laws are likely to have an immediate revaluation of our deferred tax assets and liabilities in the year of enactment.

If we fail to maintain effective internal control over financial reporting in the future, there could be an elevated possibility of a material misstatement, and such a misstatement could cause investors to lose confidence in our financial statements, which could have a material adverse effect on our stock price.

Our internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonably assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain effective internal controls in the future, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, including with the implementation of our internal controls in acquired companies, it could result in a material misstatement of our financial statements, which could cause investors to lose confidence in our financial statements or cause our stock price to decline.

CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third-party assessments, internal information technology audit, information technology security, governance, and risk and compliance reviews. To defend, detect, and respond to cybersecurity incidents, we, among other things: conduct proactive privacy and cybersecurity reviews of systems and applications, audit applicable data policies, perform penetration testing using external third-party tools and techniques to test security controls, conduct employee training, and monitor emerging laws and regulations related to data protection and information security and implement appropriate changes.

We have implemented incident response and breach management processes which have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and analysis of a security incident, 3) containment, eradication and recovery, and 4) post-incident analysis. Such incident responses are overseen by leaders from our Information Technology, Compliance, and Legal teams regarding matters of cybersecurity.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We also conduct tabletop exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals then collaborate with technical and business stakeholders across our business units to further analyze the risk to the company, and form detection, mitigation, and remediation strategies.

As part of the above processes, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Our risk management program also assesses third-party risks, and we perform third-party risk management to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Cybersecurity risks are evaluated when determining the selection and oversight of applicable third-party service providers and potential fourth-party risks when handling and/or processing our employee, business, or customer data. In addition to new vendor onboarding, we perform risk management during third-party cybersecurity incidents to identify and mitigate risks to us from third-party incidents. We also carry business interruption insurance that provides protection against potential losses arising from certain cybersecurity incidents as part of our cybersecurity risk mitigation strategy.

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on us. Although we have not experienced cybersecurity incidents that are individually, or in the aggregate, material, we have experienced cyberattacks in the past, which we believe have thus far been mitigated by cybersecurity strategies we have put in place. Despite the capabilities, processes, and other security measures we employ that we believe are designed to detect, mitigate, and remediate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For more information about the cybersecurity risks we face, see the risk factor entitled "We depend on the proper functioning and availability of our management information and communication systems and other information technology assets (including the data contained therein) and a system failure or unavailability, including those caused by cybersecurity breaches internally or with third-parties, or an inability to effectively upgrade such systems and assets could cause a significant disruption to our business and have a materially adverse effect on our results of operations" included as part of our risk factor disclosures of this Annual Report.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive updates on a quarterly basis from senior management, including leaders from our Information Technology, Compliance, and Legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), and status on key information security initiatives. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Information Technology, Compliance, and Legal teams. Such individuals have an average of over 15 years of prior work experience in various roles involving information technology, including security, auditing, compliance, systems, and programming. These individuals are informed about, and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

PROPERTIES

Our corporate headquarters and main terminal are located on approximately 180 acres of property in Chattanooga, Tennessee. Also, we own or lease administrative offices and truck terminals (which provide a transfer location for trailer relays on transcontinental routes, parking space for equipment dispatch, facilities for recruiting and orientation, sales offices, and warehouses) throughout the continental United States, none of which are individually material.

LEGAL PROCEEDINGS

Information about our legal proceedings is included in Note 16, "Commitments and Contingent Liabilities" of the accompanying consolidated financial statements and is incorporated by reference herein.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our Class A common stock is traded on the New York Stock Exchange, under the symbol "CVLG."

As of February 26, 2025, we had approximately 55 stockholders of record of our Class A common stock; however, we estimate our actual number of stockholders is much higher because a substantial number of our shares are held of record by brokers or dealers for their customers in street names. As of February 26, 2025, Mr. Parker, together with certain of his family members, owned all of the outstanding Class B common stock.

Dividend Policy

In January 2022, our Board approved a quarterly cash dividend program of $0.03125 per share, which was increased to $0.04 per share in August 2022 and $0.055 per share in February 2023.

Our most recent dividend was declared in February of 2025 for $0.07 per share of Class A and Class B common stock and is scheduled to be paid in March of 2025.

Dividends under the quarterly cash dividend program are subject to quarterly approval by our Board. It is the current intention of our Board to continue to pay a quarterly dividend under the dividend program, however, there is no assurance that we will declare or pay any future dividends or as to the amount or timing of those dividends, if any. The payment of cash dividends is currently limited by our financing arrangements. Future payments of cash dividends will depend upon our financial condition, earnings, cash flows, capital requirements, any future debt service obligations, covenants under our existing or future debt agreements, industry practice, legal requirements, regulatory constraints, and other factors our Board deems relevant.

See "Equity Compensation Plan Information" of the accompanying consolidated financial statements for certain information concerning shares of our Class A common stock authorized for issuance under our equity compensation plans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the "Business" section of this Annual Report, as well as the consolidated financial statements and notes thereto. This discussion contains forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" of this Annual Report, and elsewhere in this report. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those discussed.

<u>EXECUTIVE OVERVIEW</u>

We are a leading provider of high-service truckload transportation and logistics services. Our strategy is to focus on value-added, less commoditized portions of our customers' supply chains and thereby become embedded in their business processes. We believe disciplined planning and execution of our strategy will continue to reduce the cyclicality and seasonality of our financial results through growth in higher margin, less volatile services, which in turn will enhance sustainable long-term earnings power and return on invested capital for our stockholders.

Our four reportable segments are Expedited, Dedicated, Managed Freight, and Warehousing, each as described under "Reportable Segments and Service Offerings". For 2024, despite a challenging general freight environment, we achieved our third highest adjusted annual earnings per diluted share in our history. Within our Expedited reportable segment, both total revenue and margins declined year over year primarily as a result of an approximately 4% reduction in average total tractors, partially offset by an approximately 2% increase in both freight revenue per total mile and utilization year-over-year. Within our Dedicated reportable segment, we have worked hard over the last three years to improve the profitability within this segment by exiting unprofitable business and adding profitable business and while we are pleased with the improvement to adjusted operating income compared to 2023, we believe that if we are successful in providing best in class service and controlling costs, growth and improved profitability will result. Managed Freight experienced reduced revenue but improved operating income with increased volumes of high-margin overflow freight from both Expedited and Dedicated truckload operations and focusing on cost control. Going forward, we seek to grow Managed Freight with profitable revenue from new customers, work closely with our asset-based segment to capitalize on overflow opportunities when available, and optimize costs to yield longer term margin goals in the mid-single digits, which will generate an acceptable return on capital given the asset light nature of the business. Warehousing was able to grow revenue and operating income through improvements to direct labor costs and improved margins with contractual pricing increases put into place during the year. We are continuing to work towards increasing the operating income and related margins in each of these segments by executing on both our pipeline of new business and focused cost savings initiatives.

The table below reflects the total revenue trends in each of these reportable segments:

		Year ended December 31,		
(in thousands)		2024		2023
Revenues:				
Expedited	$	416,461	$	423,820
Dedicated		364,414		320,287
Managed Freight		248,939		258,903
Warehousing		101,662		100,563
Total revenues	$	1,131,476	$	1,103,573

Our consolidated financial results are summarized as follows:

- Total revenue was $1,131.5 million, compared with $1,103.6 million for 2023, and freight revenue (which excludes revenue from fuel surcharges) was $1,013.9 million, compared with $970.5 million for 2023;

- Operating income from continuing operations was $44.8 million, compared with operating income from continuing operations of $58.8 million for 2023;

- Net income was $35.9 million, or $1.30 per diluted share, compared with net income of $55.2 million, or $2.00 per diluted share, for 2023; Net income from continuing operations was $35.3 million, or $1.27 per diluted share, for 2024, compared to $54.6 million or $1.97 per diluted share in 2023. Net income from discontinued operations of $0.6 million, or $0.02 per diluted share, for 2024, compared to $0.6 million, or $0.02 per diluted share in 2023;

- With available borrowing capacity of $90.2 million under our Credit Facility as of December 31, 2024, we do not expect to be required to test our fixed charge covenant in the foreseeable future;

- Our equity investment in TEL provided $14.7 million of pre-tax earnings in 2024, compared to $21.4 million for 2023;

- Since December 31, 2023, total indebtedness, comprised of total debt and finance leases, net of cash, decreased by $28.7 million to $219.6 million;

- Leverage ratio (average total indebtedness, net of cash, divided by the sum of operating income (loss, depreciation and amortization, gain on disposition of property and equipment, net, and impairment of long lived property and equipment) was 1.65 at December 31, 2024, compared to 2.14 at December 31, 2023;

- Stockholders' equity at December 31, 2024 was $438.3 million, compared to $403.4 million at December 31, 2023; and

- Tangible book value per end-of-quarter basic share at December 31, 2024 was $10.17, compared to $8.72 at December 31, 2023.

Outlook

The Company's consistently good performance in a weak freight market is evidence that our strategic plan continues to work. Over the past three years, we reallocated a significant amount of fixed assets away from underperforming and highly cyclical legacy operations toward acquiring three high-performing, more steady businesses. The result has been better margins, more stable earnings, and improved returns on capital compared with our legacy operations during previous downturns. While we are pleased with our results, we are also optimistic about our ability to make incremental improvements by continuing to invest in our team, identifying and mitigating risk, providing customers with superior service, and rigorously allocating capital across the enterprise.

With continued diligence and accountability, we expect to grow our market share organically and through acquisitions, continue to improve our operations, and be a stronger, more profitable, and more predictable business with the opportunity for significant and sustained value creation. Based on our anticipated cash flow generation profile, we expect to be able to continue our cash dividend program and evaluate a full range of capital allocation alternatives, including maintaining a lower leveraged balance sheet compared to 2020, organic growth, acquisition and disposition opportunities, and stock repurchases.

For the first quarter of 2025, the general freight market appears to be incrementally improving as capacity and demand are better balanced than they have been for approximately two years, and customers are acknowledging this during rate and volume allocation discussions. However, in our dedicated markets, customers continue to experience greater than expected temporary customer shutdowns and volume pressure. Additionally, bad weather has hampered operations and increased our costs limiting any benefit of general market uplift. Beyond the first quarter, we are focusing on positioning the Company to execute quickly and gain operating leverage as conditions improve, continuing to capture new dedicated contracts to expand the fleet organically, and evaluating multiple acquisition and investment opportunities. Our goal remains to grow profitably and generate meaningful returns for our stockholders while providing world-class career opportunities for our team members.

RESULTS OF CONSOLIDATED OPERATIONS

Our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this document generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this document can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

The following table sets forth total revenue and freight revenue (total revenue less fuel surcharge revenue) for the periods indicated:

Revenue

	Year ended December 31,	
(in thousands)	2024	2023
Revenue:		
Freight revenue	$ 1,013,941	$ 970,509
Fuel surcharge revenue	117,535	133,064
Total revenue	$ 1,131,476	$ 1,103,573

The increase in total revenue resulted from a $44.1 million and $1.0 million increase in Dedicated and Warehouse freight revenue, respectively, partially offset by a $10.0 million and $7.4 million decrease in freight revenue from our Managed Freight and Expedited reportable segments, respectively.

See results of reportable segment operations section for discussion of fluctuations.

For comparison purposes in the discussion below, we use total revenue and freight revenue (total revenue less fuel surcharge revenue) when discussing changes as a percentage of revenue.

For each expense item discussed below, we have provided a table setting forth the relevant expense first as a percentage of total revenue, and then as a percentage of freight revenue.

Salaries, wages, and related expenses.

	Year ended December 31,	
(dollars in thousands)	2024	2023
Salaries, wages, and related expenses	$ 423,319	$ 400,491
% of total revenue	**37.4%**	**36.3%**
% of freight revenue	41.7%	41.3%

The increase in salaries, wages, and related expenses on a dollars basis is primarily the result of averaging more drivers and tractors resulting in higher driver salaries, wages, and benefits as a result of growth in Dedicated, along with increased shop technician salaries and benefits, workers compensation and group health costs, partially offset by contract labor reductions.

We believe driver and non-driver, including shop technicians, pay and benefits will continue to increase as the result of wage inflation, higher healthcare costs, and, in certain periods, increased incentive compensation due to better performance. Driver pay may also fluctuate based on the number of miles driven. While driver pay remains stable at the present time, we have historically put driver pay increases in place as necessary to address driver market pressure and will continue to do so in the future as necessary. If freight market rates increase, we would expect to, as we have historically, pass a portion of those rate increases on to our professional drivers. Salaries, wages, and related expenses will fluctuate to some extent based on the percentage of revenue generated by independent contractors and our Managed Freight reportable segment, for which payments are reflected in the purchased transportation line item.

Fuel expense

	Year ended December 31,	
(dollars in thousands)	2024	2023
Fuel expense	$ 115,981	$ 133,291
% of total revenue	**10.3%**	**12.1%**
% of freight revenue	11.4%	13.7%

The decreases in total fuel expense are primarily related to lower fuel prices in 2024, as well as a 5.3% decrease in total miles.

We receive a fuel surcharge on our loaded miles from most shippers; however, in times of increasing fuel prices, this does not cover the entire increase in fuel prices for several reasons, including the following: surcharges cover only loaded miles we operate; surcharges do not cover miles driven out-of-route by our drivers; and surcharges typically do not cover refrigeration unit fuel usage or fuel burned by tractors while idling. Moreover, most of our business relating to shipments obtained from freight brokers does not carry a fuel surcharge. Finally, fuel surcharges vary in the percentage of reimbursement offered, and not all surcharges fully compensate for fuel price increases even on loaded miles.

The rate of fuel price changes also can have an impact on results. Most fuel surcharges are based on the average fuel price as published by the DOE for the week prior to the shipment, meaning we typically bill customers in the current week based on the previous week's applicable index. Therefore, in times of increasing fuel prices, we do not recover as much as we are currently paying for fuel. In periods of declining prices, the opposite is true. Fuel prices as measured by the DOE averaged approximately $0.45 per gallon, or 10.7%, lower in 2024 than 2023.

To measure the effectiveness of our fuel surcharge program, we subtract fuel surcharge revenue (other than the fuel surcharge revenue we reimburse to independent contractors and other third-parties, which is included in purchased transportation) from our fuel expense. The result is referred to as net fuel expense. Our net fuel expense as a percentage of freight revenue is affected by the cost of diesel fuel net of fuel surcharge revenue, the percentage of miles driven by company tractors, our fuel economy, and our percentage of deadhead miles, for which we do not receive material fuel surcharge revenues. Net fuel expense is shown below:

	Year ended December 31,	
(dollars in thousands)	2024	2023
Total fuel surcharge	$ 117,535	$ 133,064
Less: Fuel surcharge revenue reimbursed to independent contractors and other third-parties	9,032	9,752
Company fuel surcharge revenue	$ 108,503	$ 123,312
Total fuel expense	$ 115,981	$ 133,291
Less: Company fuel surcharge revenue	108,503	123,312
Net fuel expense	$ 7,478	$ 9,979
% of freight revenue	0.7%	1.0%

Net fuel expense decreased $2.5 million, or 25.1%, for the year ended December 31, 2024, compared to 2023. As a percentage of freight revenue, net fuel expense decreased 0.3% for the year ended December 31, 2024, compared to 2023, primarily due to decreased fuel surcharge recovery partially offset by lower fuel prices. There were no diesel fuel hedge gains or loss for the years ended December 31, 2024 or 2023. As of December 31, 2024, we had no remaining fuel hedge contracts.

We expect to continue managing our idle time and tractor speeds, investing in more fuel-efficient tractors and auxiliary power units to improve our miles per gallon, locking in fuel hedges when deemed appropriate, partnering with customers to adjust fuel surcharge programs that are inadequate to recover a fair portion of fuel costs, and testing the latest technologies that reduce fuel consumption. Going forward, our net fuel expense is expected to fluctuate as a percentage of revenue based on factors such as diesel fuel prices, percentage recovered from fuel surcharge programs, percentage of uncompensated miles, percentage of revenue generated by team-driven tractors (which tend to generate higher miles and lower revenue per mile, thus proportionately more fuel cost as a percentage of revenue), percentage of revenue generated from independent contractors, and the success of fuel efficiency initiatives.

Operations and maintenance

	Year ended December 31,	
(dollars in thousands)	2024	2023
Operations and maintenance	$ 61,696	$ 63,753
% of total revenue	**5.5%**	**5.8%**
% of freight revenue	6.1%	6.6%

The decrease in operations and maintenance expense was primarily related to the reduced maintenance costs as a result of the Company's strategic efforts to purchase newer equipment and replace older equipment that was more costly to maintain.

Going forward, we believe this category will fluctuate based on several factors, including the condition of the driver market and our ability to hire and retain drivers, our continued ability to maintain a relatively young fleet, accident severity and frequency, weather, the reliability of new and untested revenue equipment models, and the global disruption of the supply chain. Additionally, operations and maintenance costs may increase if we experience wage and parts inflation.

Revenue equipment rentals and purchased transportation

	Year ended December 31,	
(dollars in thousands)	2024	2023
Revenue equipment rentals and purchased transportation	$ 254,302	$ 271,893
% of total revenue	**22.5%**	**24.6%**
% of freight revenue	25.1%	28.0%

The decrease in revenue equipment rentals and purchased transportation was primarily the result of a reduction in purchased transportation costs in our Managed Freight reportable segment as a result of the softening freight market, the reduction in leased revenue equipment as the result of largely transitioning from tractors held under operating leases to owned tractors in 2023. These decreases were partially offset by a slight increase in the percentage of the total miles run by independent contractors from 7.5% for 2023 to 7.8% for 2024.

We expect purchased transportation to fluctuate as volumes in our Managed Freight reportable segment may be volatile. In addition, if fuel prices increase, it would result in a further increase in what we pay third-party carriers and independent contractors. However, this expense category will fluctuate with the number and percentage of loads hauled by independent contractors, loads handled by Managed Freight, and tractors, trailers, and other assets financed with operating leases. In addition, factors such as the cost to obtain third-party transportation services and the amount of fuel surcharge revenue passed through to the third-party carriers and independent contractors will affect this expense category. If industry-wide trucking capacity tightens in relation to freight demand, we may need to increase the amounts we pay to third-party transportation providers and independent contractors, which could increase this expense category on an absolute basis and as a percentage of freight revenue absent an offsetting increase in revenue. If we were to recruit more independent contractors we would expect this line item to increase as a percentage of revenue.

Operating taxes and licenses

(dollars in thousands)	Year ended December 31,			
	2024		2023	
Operating taxes and licenses	$	11,954	$	13,409
% of total revenue		**1.1%**		**1.2%**
% of freight revenue		1.2%		1.4%

For the period presented, the change in operating taxes and licenses is insignificant both as a percentage of total revenue and freight revenue.

Insurance and claims

(dollars in thousands)	Year ended December 31,			
	2024		2023	
Insurance and claims	$	59,845	$	50,099
% of total revenue		**5.3%**		**4.5%**
% of freight revenue		5.9%		5.2%

Insurance and claims per mile cost increased to 21.7 cents per mile for 2024 from 19.1 cents per mile in 2023. The increase is primarily the result of an increase in current period claims expense including a large current year claim incurred partially offset by a decrease in insurance premiums compared to 2023.

Our insurance program includes multi-year policies with specific insurance limits that may be eroded over the course of the policy term. If that occurs, we will be operating with less liability insurance coverage at various levels of our insurance tower. For the policy period that ran from April 1, 2018 to March 31, 2021, the aggregate limits available in the coverage layer $9.0 million in excess of $1.0 million were fully eroded based on claims expense. We replaced our $9.0 million in excess of $1.0 million layer with a new $7.0 million in excess of $3.0 million policy effective starting January 28, 2021 that we continue to maintain. Due to the erosion of the $9.0 million in excess of $1.0 million layer, any adverse developments in claims filed between April 1, 2018 and March 31, 2021, could result in additional expense accruals. We have maintained our retention and limits set in place during the prior renewal cycle. Due to these developments, we may experience additional expense accruals, increased insurance and claims expenses, and greater volatility in our insurance and claims expenses, which could have a material adverse effect on our business, financial condition, and results of operations.

We expect insurance and claims expense to continue to be volatile over the long-term. Recently the trucking industry has experienced a decline in the number of carriers and underwriters that write insurance policies or that are willing to provide insurance for trucking companies.

Communications and utilities

(dollars in thousands)	Year ended December 31,			
	2024		2023	
Communications and utilities	$	5,407	$	5,012
% of total revenue		**0.5%**		**0.5%**
% of freight revenue		0.5%		0.5%

For the period presented, the change in communications and utilities are insignificant both as a percentage of total revenue and freight revenue.

General supplies and expenses

	Year ended December 31,	
(dollars in thousands)	2024	2023
General supplies and expenses	$ 66,053	$ 49,444
% of total revenue	**5.8%**	**4.5%**
% of freight revenue	6.5%	5.1%

The increase in general supplies and expenses was primarily the result of a $15.8 million increase in the contingent consideration liability since the 2023 period related to the acquisition of LTST.

Depreciation and amortization

	Year ended December 31,	
(dollars in thousands)	2024	2023
Depreciation and amortization	$ 86,529	$ 69,943
% of total revenue	**7.6%**	**6.3%**
% of freight revenue	8.5%	7.2%

Depreciation and amortization consists primarily of depreciation of tractors, trailers and other capital assets (including those under finance leases), as well as amortization of intangible assets.

Depreciation increased $14.6 million in 2024 to $77.0 million compared to 2023, primarily as a result of the increased cost of new equipment purchased as part of our strategic initiative to support growth in our Dedicated segment and replace older equipment. Amortization of intangible assets increased $2.0 million in 2024 to $9.5 million compared to 2023, primarily due to the amortization of the intangible assets related to the LTST and Sims acquisitions.

We expect depreciation and amortization to increase going forward as the cost of new equipment increases and we see the effect of our equipment investment and replacement plan. Additionally, changes in the used tractor market could cause us to adjust residual values, increase depreciation, hold assets longer than planned, or experience increased losses on sale. Successfully executing our 2025 growth plan could also increase depreciation and amortization going forward.

Loss (gain) on disposition of property and equipment, net

	Year ended December 31,	
(dollars in thousands)	2024	2023
Loss (gain) on disposition of property and equipment, net	$ 1,630	$ (12,585)
% of total revenue	**0.1%**	**(1.1%)**
% of freight revenue	0.2%	(1.3%)

The decrease in gain on disposition of property and equipment, net is primarily the result of the declining equipment values as a result of economic headwinds in the freight market and excess capacity challenges that continued in 2024.

For 2025 we expect gains on disposition of property and equipment to be more than those of 2024 as a result of a freight market that we expect to incrementally improve due to excess capacity that has exited the business.

Interest expense, net

	Year ended December 31,	
(dollars in thousands)	2024	2023
Interest expense, net	$ 13,576	$ 7,967
% of total revenue	**1.2%**	**0.7%**
% of freight revenue	1.3%	0.8%

For the period presented, the increase in interest expense, net is primarily the result of an increase in revenue equipment installment notes as we implemented our 2024 revenue equipment replacement plan.

This line item will fluctuate based on our decision with respect to purchasing revenue equipment with balance sheet debt versus operating leases, our revenue equipment replacement plan, and changing interest rates.

Income from equity method investment

	Year ended December 31,	
(in thousands)	2024	2023
Income from equity method investment	$ 14,713	$ 21,384

We have accounted for our investment in TEL using the equity method of accounting and thus our financial results include our proportionate share of TEL's net income. For the year ended December 31, 2024, our earnings resulting from our investment in TEL decreased to $14.7 million. The decrease in 2024 as compared to 2023 is the result of a reduction of gain on sale of revenue equipment. Due to TEL's business model, gains and losses on sale of equipment is a normal part of the business and can cause earnings to fluctuate from period to period and therefore our income from investment to similarly fluctuate. We expect TEL's results for 2025 to remain similar to those of 2024.

Income tax expense

	Year ended December 31,	
(dollars in thousands)	2024	2023
Income tax expense	$ 10,576	$ 17,611
% of total revenue	**0.9%**	**1.6%**
% of freight revenue	1.0%	1.8%

The decrease in tax expense primarily relates to the decrease in operating income and earnings on investment in TEL as described above.

The effective tax rate is different from the expected combined tax rate due primarily to state tax expense and permanent differences. The rate impact of these items will fluctuate in future periods as income fluctuates.

RESULTS OF SEGMENT OPERATIONS

We have four reportable segments, Expedited, Dedicated, Managed Freight, and Warehousing each as described under "Reportable Segments and Service Offerings" above.

The following table summarizes revenue and operating income data by reportable segment and service offering:

	Year ended December 31,	
(in thousands)	2024	2023
Revenues:		
Expedited	$ 416,461	$ 423,820
Dedicated	364,414	320,287
Managed Freight	248,939	258,903
Warehousing	101,662	100,563
Total revenues	$ 1,131,476	$ 1,103,573
Operating Income:		
Expedited	$ 22,162	$ 28,861
Dedicated	2,418	17,712
Managed Freight	12,282	9,388
Warehousing	7,898	2,862
Total operating income	$ 44,760	$ 58,823

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Our Expedited total revenue decreased $7.4 million, as fuel surcharge revenue decreased $10.3 million and freight revenue increased $2.9 million. The increase in Expedited freight revenue relates to a 15 (or 1.7%) average tractor increase compared to 2023, partially offset by a decrease in average freight revenue per tractor per week of 1.1%. The decrease in average freight revenue per tractor per week is the result of a 1.7%, or 3.7 cents per mile, decrease in average rate per total mile partially offset by an approximately 0.9% increase in average miles per tractor when compared to 2023. Seated team driven tractors increased approximately 1.8% to an average of 829 teams in 2024 from 815 teams in 2023.

Our Dedicated total revenue increased $44.1 million, as freight revenue increased $49.3 million and fuel surcharge revenue decreased $5.2 million. The increase in Dedicated freight revenue relates to a 133 (or 10.8%) average tractor increase and an increase in average freight revenue per tractor per week of 6.6%, compared to 2023. The increase in average freight revenue per tractor per week is the result of a 8.0%, or 21.3 cents per mile, increase in average rate per total mile, as well as 1.0% fewer miles per tractor.

Managed Freight total revenue decreased $10.0 million in 2024, compared to 2023 as a result of reduced volumes of high-margin overflow freight from both Expedited and Dedicated truckload operations and excess capacity in the marketplace impacting freight rates and volumes. Revenue in this reportable segment is expected to fluctuate with changes in the freight market and our percentage of contracted versus non-contracted freight.

The $1.1 million increase in Warehousing total revenue is a result of period-over-period new customer business as well as rate increases with existing customers in 2024.

Total operating income was $44.8 million in 2024, compared to operating income of $58.8 million in 2023. In addition to the changes in revenue described above, the change was impacted by a $59.4 million increase in Dedicated operating expenses, partially offset by a $12.9 million, $4.0 million, and $0.7 million decrease in Managed Freight, Warehouse and Expedited operating expenses, respectively.

The decrease in Expedited operating expenses was primarily due to decreases in driver and non-driver pay, resulting from averaging fewer drivers and tractors compared to 2023, and lower fuel, maintenance, and parts costs. These decreases were partially offset by increased depreciation expense as a result of our equipment trade cycle. The increase in Dedicated operating expenses was primarily the result of averaging more drivers and tractors as a result of growth within LTST, resulting in higher driver and non-driver salaries, wages, and benefits, depreciation expense from equipment purchases to support the growth, and increases in the contingent consideration liability related to LTST since 2023. These increases were partially offset by decreased fuel expense as a result of declining fuel prices.

The decrease in Managed Freight operating expenses is the result of the changes in revenue driving changes in variable expenses, primarily purchased transportation. The decrease in Warehousing operating expenses is primarily the result of a reduction in outsourced labor since 2023. In our asset-light reportable segments, we are prioritizing long-term growth, as well as focusing on talent acquisition and technology enhancements.

LIQUIDITY AND CAPITAL RESOURCES

Our business requires significant capital investments over the short-term and the long-term. Historically, we have financed our capital requirements with borrowings under our Credit Facility, cash flows from operations, long-term operating leases, finance leases, secured installment notes with finance companies, and proceeds from the sale of our used revenue equipment. Going forward, we expect revenue equipment acquisitions to primarily be through purchases and finance leases. Further, we expect to increase our capital allocation toward our Dedicated, Managed Freight, and Warehousing reportable segments to become the go-to partner for our customers' most critical transportation and logistics needs. We had working capital (total current assets less total current liabilities) of $32.6 million and $15.7 million at December 31, 2024 and 2023, respectively. Our working capital on any particular day can vary significantly due to the timing of collections and cash disbursements. Based on our expected financial condition, net capital expenditures, results of operations, related net cash flows, installment notes, and other sources of financing, we believe our working capital and sources of liquidity will be adequate to meet our current and projected needs and we do not expect to experience material liquidity constraints in the foreseeable future.

With an average tractor fleet age of 1.6 years, we believe we have flexibility to manage our fleet, and we plan to regularly evaluate our tractor replacement cycle, new tractor purchase requirements, and purchase options. If we were to grow our independent contractor fleet, our capital requirements would be reduced.

As of December 31, 2024 and December 31, 2023 we had $296.9 million and $293.5 million in debt and lease obligations, respectively, consisting of the following:

- No outstanding borrowings under the Credit Facility;

- No outstanding borrowings under the Draw Note;

- $233.5 million and $213.9 million in revenue equipment installment notes, respectively;

- $17.8 million and $19.1 million in real estate notes, respectively;

- $3.9 million and $6.1 million of the principal portion of financing lease obligations, respectively; and

- $41.7 million and $42.8 million of the operating lease obligations, respectively.

The increase in our revenue equipment installment notes was primarily due to equipment acquisition to support growth in our Dedicated reportable segment. The decrease in operating and finance lease obligations was primarily due to amortization of the respective lease liability.

As of December 31, 2024, we had no borrowings outstanding, undrawn letters of credit outstanding of approximately $19.8 million, and available borrowing capacity of $90.2 million under the Credit Facility. Additionally, we had availability of a $45.0 million line of credit from Triumph Bank ("Triumph") which is available solely to fund any indemnification owed to Triumph in relation to the sale of TFS. Fluctuations in the outstanding balance and related availability under our Credit Facility are driven primarily by cash flows from operations and the timing and nature of property and equipment additions that are not funded through notes payable and leases, as well as the nature and timing of collection of accounts receivable, payments of accrued expenses, and receipt of proceeds from disposals of property and equipment. Refer to Note 10, "Debt" of the accompanying consolidated financial statements for further information about material debt agreements.

Our net capital expenditures for the year ended December 31, 2024 totaled $80.8 million of expenditures as compared to $125.8 million of expenditures for the prior year. Our 2023 net capital investment included approximately $91 million invested in the fourth quarter to acquire new tractors and trailers, of which approximately $30 million was originally planned to be acquired in 2024. However, due to early availability and the ability to take advantage of certain tax incentives not available to us in 2024, we opportunistically elected to bring these purchases forward. Our baseline expectation for 2025 fleet net capital expenditures is a range of $70 million to $80 million and reflects our priorities of growing our Dedicated footprint, maintaining the average age of our fleet in a manner that allows us to optimize operational uptime and related operating costs, and offering a fleet of equipment that our professional drivers are proud to operate. These assumptions are subject to risk. For example, global supply chain disruptions similar to 2021 and 2022 could impact the availability of tractors and trailers and lead to increased pricing on new and used equipment. Net losses on disposal of equipment and real estate for December 31, 2024 were $1.6 million compared to a net gain of $12.6 million in 2023, which was primarily due to a $7.6 million gain on the sale of a Tennessee terminal during 2023.

We had commitments outstanding at December 31, 2024, to acquire revenue equipment totaling approximately $114.0 million in 2024 versus commitments at December 31, 2023 of approximately $156.6 million. These commitments are cancelable, subject to certain adjustments in the underlying obligations and benefits.

We distributed a total of $5.8 million to stockholders through dividends during the years ended December 31, 2024 and 2023, respectively.

We believe we have sufficient liquidity to satisfy our cash needs and will continue to evaluate the nature and extent of the potential short-term and long-term impacts to our business.

Cash Flows

Net cash flows provided by operating activities increased to $122.9 million in 2024, compared with $84.8 million in 2023, primarily due to increases in non-cash expenses such as depreciation and amortization and reductions to non-cash gains on sale of property and equipment compared to 2023. Changes in operating assets and liabilities such as receivables and driver advances and insurance and claims accruals provided improved cash flow partially offset by a $19.3 million decrease in net income.

Net cash flows used by investing activities were $107.7 million in 2024, compared with $235.9 million used in 2023. The decrease in net cash flows used by investing activities was primarily due to the April 2023 and the August 2023 acquisitions of LTST and Sims, respectively, for $107.9 million, net of cash acquired, partially offset by the $4.6 million payment related to the acquisition of LTST and our Section 338(h)(10) election during the 2024 period, and the timing of our trade cycle whereby we took delivery of approximately 747 new tractors and 791 new trailers, while disposing of approximately 1,051 used tractors and 444 used trailers during 2024 compared to delivery of 1,242 new tractors and 1,111 new trailers, while disposing of approximately 1,235 used tractors and 634 used trailers in 2023. Additionally, the 2023 period provided $12.5 million of proceeds related to the sale of a Tennessee terminal.

Net cash flows provided by financing activities were approximately $18.1 million in 2024, compared to $84.7 million used in 2023. The change in net cash flows from financing activities was primarily the result of net proceeds relating to notes payable and our Credit Facility of $30.0 million compared to net proceeds of $129.7 million in 2023 and the repurchase of $25.4 million of shares of our Class A common stock during 2023 compared to none during 2024.

Net cash flows provided by operating activities and provided by financing activities in the 2024 period also included payment of $3.0 million and $7.0 million, respectively, of contingent consideration liabilities related to the acquisition of AAT. Net cash flows provided by operating activities and provided by financing activities in the 2023 period also included payment of $0.8 million and $9.2 million, respectively, of contingent consideration liabilities related to the acquisition of AAT.

On May 18, 2022 our Board approved a stock repurchase authorization of up to $75.0 million of our Class A common stock, with any remaining amount available under prior authorizations being excluded and no longer available. Under such authorization, we repurchased 2.0 million shares of our Class A common stock for $54.7 million during 2022. On January 30, 2023, the Board approved an amendment to the Company's stock repurchase program authorizing the purchase of up to an aggregate $55.0 million of our Class A common stock. The amendment added an incremental approximately $37.5 million to the approximately $17.5 million that was then-remaining under the program. Between May 2022 and April 2023, we repurchased a total of 2.7 million shares of our Class A common stock. The program expired on January 31, 2024.

Our cash flows may fluctuate depending on capital expenditures, future stock repurchases, dividends, strategic investments or divestitures, any indemnification calls related to the TFS settlement, and the extent of future income tax obligations and refunds.

Non-GAAP Financial Measures

Operating Ratio

Operating Ratio ("OR") For 2024 and 2023:

(dollars in thousands)	For the twelve months ended December 31, 2024				
GAAP Operating Ratio:	Combined	Expedited	Dedicated	Managed Freight	Warehousing
Total revenue	**$1,131,476**	**$ 416,461**	**$ 364,414**	**$ 248,939**	**$ 101,662**
Total operating expenses	1,086,716	394,299	361,996	236,657	93,764
Operating income	$ 44,760	$ 22,162	$ 2,418	$ 12,282	$ 7,898
Operating ratio	96.0%	94.7%	99.3%	95.1%	92.2%

(dollars in thousands)	For the twelve months ended December 31, 2024				
Adjusted Operating Ratio:	Combined	Expedited	Dedicated	Managed Freight	Warehousing
Total revenue	**$1,131,476**	**$ 416,461**	**$ 364,414**	**$ 248,939**	**$ 101,662**
Fuel surcharge revenue	(117,535)	(69,764)	(46,627)	-	(1,144)
Freight revenue (total revenue, excluding fuel surcharge)	1,013,941	346,697	317,787	248,939	100,518
Total operating expenses	1,086,716	394,299	361,996	236,657	93,764
Adjusted for:					
Fuel surcharge revenue	(117,535)	(69,764)	(46,627)	-	(1,144)
Amortization of intangibles [1]	(9,488)	(2,133)	(5,262)	(1,057)	(1,036)
Contingent consideration liability adjustment	(16,492)	-	(15,836)	(656)	-
Adjusted operating expenses	943,201	322,402	294,271	234,944	91,584
Adjusted operating income	$ 70,740	$ 24,295	$ 23,516	$ 13,995	$ 8,934
Adjusted operating ratio	93.0%	93.0%	92.6%	94.4%	91.1%

(1) "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets.

(dollars in thousands)	For the twelve months ended December 31, 2023				
GAAP Operating Ratio:	Combined	Expedited	Dedicated	Managed Freight	Warehousing
Total revenue	**$1,103,573**	**$ 423,820**	**$ 320,287**	**$ 258,903**	**$ 100,563**
Total operating expenses	1,044,750	394,959	302,575	249,515	97,701
Operating income	$ 58,823	$ 28,861	$ 17,712	$ 9,388	$ 2,862
Operating ratio	94.7%	93.2%	94.5%	96.4%	97.2%

(dollars in thousands)	For the twelve months ended December 31, 2023				
Adjusted Operating Ratio:	Combined	Expedited	Dedicated	Managed Freight	Warehousing
Total revenue	**$1,103,573**	**$ 423,820**	**$ 320,287**	**$ 258,903**	**$ 100,563**
Fuel surcharge revenue	(133,064)	(80,041)	(51,822)	-	(1,201)
Freight revenue (total revenue, excluding fuel surcharge)	970,509	343,779	268,465	258,903	99,362
Total operating expenses	1,044,750	394,959	302,575	249,515	97,701
Adjusted for:					
Fuel surcharge revenue	(133,064)	(80,041)	(51,822)	-	(1,201)
Amortization of intangibles (1)	(7,515)	(2,133)	(3,900)	(446)	(1,036)
Bad debt expense associated with customer bankruptcy and high credit risk customers	-	-	-	-	-
Strategic restructuring adjusting items:	-	-	-	-	-
Insurance policy erosion	-	-	-	-	-
Gain on disposal of terminals, net	7,627	3,928	3,699	-	-
Contingent consideration liability adjustment	(2,977)	(2,977)	-	-	-
Transaction and executive retirement	(2,158)	(1,113)	(876)	(90)	(79)
Adjusted operating expenses	906,663	312,623	249,676	248,979	95,385
Adjusted operating income	$ 63,846	$ 31,156	$ 18,789	$ 9,924	$ 3,977
Adjusted operating ratio	93.4%	90.9%	93.0%	96.2%	96.0%

(1) "Amortization of intangibles" reflects the non-cash amortization expense relating to intangible assets.

In addition to operating ratio, we use "adjusted operating ratio" as a key measure of profitability. Adjusted operating ratio means operating expenses, net of fuel surcharge revenue and intangibles amortization, expressed as a percentage of revenue, excluding fuel surcharge revenue. Adjusted operating ratio is not a substitute for operating ratio measured in accordance with GAAP. There are limitations to using non-GAAP financial measures. We believe the use of adjusted operating ratio allows us to more effectively compare periods, while excluding the potentially volatile effect of changes in fuel prices. Our Board and management focus on our adjusted operating ratio as an indicator of our performance from period to period. We believe our presentation of adjusted operating ratio is useful because it provides investors and securities analysts the same information that we use internally to assess our core operating performance. Although we believe that adjusted operating ratio improves comparability in analyzing our period-to-period performance, it could limit comparability to other companies in our industry, if those companies define adjusted operating ratio differently. Because of these limitations, adjusted operating ratio should not be considered a measure of income generated by our business or discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by primarily relying on GAAP results and using non-GAAP financial measures on a supplemental basis.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires us to make decisions based upon estimates, assumptions, and factors we consider as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1, "Summary of Significant Accounting Policies," of the consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Equipment

Management estimates the useful lives and salvage value of revenue equipment based upon, among other things, the expected use, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We generally depreciate new tractors over five years to salvage values that range from 0% to 35% of cost, depending on the reportable segment profile of the equipment. We generally depreciate new trailers over seven years for refrigerated trailers and ten years for dry van trailers to salvage values of approximately 20% and 25% of their cost, respectively. We performed a review of our estimates for certain subsets of revenue equipment during the quarter ended June 30, 2024 and, due to a weak used revenue equipment market, we increased the rate of depreciation on these units in the period. This change resulted in an additional $6.4 million of depreciation expense during the year ended December 31, 2024. Historically, changes in estimated useful life or salvage values have typically resulted from us transferring tractors to different reportable segments with different operating profiles. Significant fluctuations in the used equipment market could have a material effect on our results of operations.

A portion of our tractors are protected by binding trade-back agreements with the manufacturers. The remainder of our tractors and substantially all of our owned trailers are subject to fluctuations in market prices for used revenue equipment. Moreover, our trade-back agreements are contingent upon reaching acceptable terms for the purchase of new equipment. Declines in the price of used revenue equipment or failure to reach agreement for the purchase of new tractors with the manufacturers issuing trade-back agreements could result in impairment of, or losses on the sale of, revenue equipment.

Business Combination Estimates

Acquisitions are accounted for using the purchase method. Consideration is typically paid in the form of cash paid at closing while contingent consideration is paid upon the satisfaction of a future obligation. If contingent consideration is included in the purchase price, then the consideration is valued as of the acquisition date. The purchase price of an acquired businesses is allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition. The assets acquired and liabilities assumed are determined by understanding the operations, interviewing management and reviewing the financial and contractual information of the acquired business. The calculations used to determine the fair value of the long-lived assets acquired, including intangible assets, revenue equipment and properties can be complex and require significant judgment. For the valuation of long-lived assets we weigh many factors when completing these estimates. We may also engage independent valuation specialists to assist in the fair value calculations. During 2023 we engaged valuation specialists to assist us in determining the fair value of intangible assets and revenue equipment acquired through our acquisitions of LTST and Sims. Goodwill is not amortized, but is subject to impairment testing on at least an annual basis and its valuation is directly impacted by the valuation estimates of the other acquired long-lived assets. We are also required to determine if an intangible asset has a finite or indefinite life. For intangible assets determined to have a finite life, we estimate the useful lives of the acquired intangible assets, which determines the amount of acquisition-related amortization expense we will record in future periods. While we use our best estimates and assumptions, our fair value estimates are inherently uncertain. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments required after the one year measurement period would be recorded in the consolidated statements of operations. The judgments required in determining the estimated fair values and expected useful lives assigned to each class of assets can significantly affect net income.

Goodwill and Other Intangible Assets

We classify intangible assets into two categories: (i) goodwill and (ii) intangible assets with finite lives subject to amortization.

We test goodwill for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We may elect to perform an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount, including goodwill. When performing the qualitative assessment, the Company considers the impact of factors including, but not limited to, macroeconomic and industry conditions, overall financial performance of each reporting unit, litigation and new legislation. If, based on the qualitative assessments, the Company believes it more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount, or periodically as deemed appropriate by management, we will prepare an estimation of the respective reporting unit's fair value utilizing a quantitative approach. When using a quantitative approach, the fair value of our reporting units is based on a blend of estimated discounted cash flows and publicly traded company multiples. The results of these models are then weighted and combined into a single estimate of fair value for our reporting units. Estimated discounted cash flows are based on projected sales and related cost of sales. Publicly traded company multiples and acquisitions are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. The primary assumptions used in these various models include earnings multiples of acquisitions in a comparable industry, future cash flow estimates of each of the reporting units, weighted average cost of capital, working capital and capital expenditure requirements.

We completed our annual goodwill impairment test, using the qualitative test, as of October 1, 2024, for each of our reporting units. As a result of the most recent goodwill impairment analysis performed (October 1, 2024), no impairment was indicated.

We test intangible assets with finite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. We record an impairment charge when the cost exceeds the fair value of the finite lived intangible asset. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, our long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have finite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from 3 to 17 years.

Self-Insurance Accruals

We record a liability for the estimated cost of the uninsured portion of pending claims and the estimated allocated loss adjustment expenses including legal and other direct costs associated with a claim. Estimates require, among other things, judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims.

Self-insured liabilities represent management's best estimate of our ultimate obligations.

INFLATION, NEW EMISSIONS CONTROL REGULATIONS, AND FUEL COSTS

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. In recent years, the most significant effects of inflation have been on revenue equipment prices and the related depreciation, litigation and claims, and driver and non-driver wages. New emissions control regulations and increases in wages of manufacturing workers and other items have resulted in higher tractor prices, while the market value of used equipment fluctuated significantly. The cost of fuel has been volatile over the last several years, with costs increasing in 2022 but decreasing in 2023 and 2024. Health care prices have increased faster than general inflation, primarily due to the rapid increase in prescription drug costs and more people on our health plan. The nationwide shortage of qualified drivers has caused us to raise driver wages per mile at a rate faster than general inflation for the past four years, and this trend may continue as additional government regulations constrain industry capacity. Additionally, competition and the related cost to employ non-drivers have increased, especially for the more skilled or technical positions, including mechanics, those with information technology related skills, and degreed professionals.

Geographic Areas

We operate throughout the U.S. and all of our tractors are domiciled in the U.S. All of our revenue generated was generated within the U.S. in 2023 and 2024. We do not separately track domestic and foreign revenue from customers, and providing such information would not be meaningful. Excluding a de minimis number of trailers, all of our long-lived assets are, and have been for the last two fiscal years, located within the United States.

SEASONALITY

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Our Expedited reportable segment, has historically experienced a greater reduction in first quarter demand than our other operations, however, this trend has lessened following the growth of AAT, which is part of the Expedited reportable segment, and our work with long-term customers to improve the stability of contracted capacity in our Expedited fleet. Revenue also can be affected by bad weather, holidays and the number of business days that occur during a given period, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs. In addition, many of our customers, particularly those in the retail industry where we have a large presence, demand additional capacity during the fourth quarter, which limits our ability to take advantage of more attractive spot market rates that generally exist during such periods. Further, despite our efforts to meet such demands, we may fail to do so, which may result in lost future business opportunities with such customers, which could have a materially adverse effect on our operations. Recently, the duration of this increased period of demand in the fourth quarter has shortened, with certain customers requiring the same volume of shipments over a more condensed timeframe, resulting in increased stress and demand on our network, people, and systems. If this trend continues, it could make satisfying our customers and maintaining the quality of our service during the fourth quarter increasingly difficult. We may also suffer from natural disasters and weather-related events, such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, destroy our assets, or adversely affect the business or financial condition of our customers, any of which could have a materially adverse effect on our results of operations or make our results of operations more volatile. Weather and other seasonal events could adversely affect our operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We experience various market risks, including changes in interest rates and fuel prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or when there are no underlying related exposures. Because our operations are mostly confined to the United States, we are not subject to a material amount of foreign currency risk.

COMMODITY PRICE RISK

We engage in activities that expose us to market risks, including the effects of changes in fuel prices and in interest rates. Financial exposures are evaluated as an integral part of our risk management program, which seeks, from time-to-time, to reduce the potentially adverse effects that the volatility of fuel markets and interest rate risk may have on operating results.

In an effort to seek to reduce the variability of the ultimate cash flows associated with fluctuations in diesel fuel prices, we have periodically entered into various derivative instruments, including forward futures swap contracts. As of December 31, 2024, we have no remaining fuel hedge contracts in our consolidated balance sheet. We do not engage in speculative transactions, nor do we hold or issue financial instruments for trading purposes.

A one dollar increase in the price of diesel per gallon would decrease our net income by approximately $0.4 million. This sensitivity analysis considers that we expect to purchase approximately 40.6 million gallons of diesel annually, with an assumed fuel surcharge recovery rate of 101.3% of the cost (which was our fuel surcharge recovery rate during the year ended December 31, 2024).

INTEREST RATE RISK

In August 2015, we entered into an interest rate swap agreement with a notional amount of $28.0 million, which was designated as a hedge against the variability in future interest payments due on the debt associated with the purchase of our corporate headquarters. The terms of the swap agreement effectively convert the variable rate interest payments on this note to a fixed rate of 4.2% through maturity on August 1, 2035. In 2016, we also entered into several interest rate swaps all of which fully matured during 2022, which were designated to hedge against the variability in future interest rate payments due on rent associated with the purchase of certain trailers. Because the critical terms of the swap and hedged item coincide, in accordance with the requirements of ASC 815, the change in the fair value of the derivative is expected to exactly offset changes in the expected cash flows due to fluctuations in the SOFR rate over the term of the debt instrument, and therefore no ongoing assessment of effectiveness is required. For the years ended December 31, 2024 and 2023, the fair value of the swap agreements, amounts reclassified from accumulated other comprehensive income into our results of operations, and amounts expected to be reclassified from accumulated other comprehensive income into our results of operations during the next twelve months due to interest rate changes, are approximately $0.3 million. Cash settlements are presented in operating activities on the Consolidated Statements of Cash Flows. The amounts actually realized will depend on the fair values as of the date of settlement.

Our market risk is also affected by changes in interest rates. Historically, we have used a combination of fixed-rate and variable-rate obligations to manage our interest rate exposure. Fixed-rate obligations expose us to the risk that interest rates might fall. Variable-rate obligations expose us to the risk that interest rates might rise. Of our total $296.9 million of debt including operating and finance leases, we had $17.8 million of variable rate debt outstanding at December 31, 2024, which related to a real-estate note which is hedged with the interest rate swap agreement noted above at 4.2%. Our earnings would be affected by changes in these short-term interest rates, if we were to borrow under our Credit Facility or otherwise incur variable-rate obligations. Risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates. At our December 31, 2024 level of borrowing on our non-hedged variable rate debt, a 1% increase in our applicable rate would have an immaterial impact to our consolidated results of operations. Our remaining debt is fixed rate debt, and therefore changes in market interest rates do not directly impact our interest expense.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Covenant Logistics Group, Inc. and subsidiaries, including the consolidated balance sheets as of December 31, 2024 and 2023, and the related statements of operations, statements of comprehensive income, statements of stockholders' equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2024, together with the related notes, and the report of Grant Thornton LLP, our independent registered public accounting firm as of December 31, 2024, and for each of the years in the three year period ended December 31, 2024, are set forth starting at page 55 in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving its control objectives.

We have confidence in our internal controls and procedures. Nevertheless, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure procedures and controls or our internal controls will prevent all errors or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management, including our Chief Executive Officer and Chief Financial Officer under the oversight of our Board, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management believes that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with GAAP. A company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

The Company's internal control over financial reporting as of December 31, 2024, has been audited by Grant Thornton, LLP, an independent registered public accounting firm as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the fourth quarter of fiscal year 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION

During the quarter ended December 31, 2024, no director or officer adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Covenant Logistics Group, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Covenant Logistics Group, Inc. (a Nevada holding company) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audits and the report of the Coulter & Justus, P.C., the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2025 expressed an unqualified opinion.

We did not audit the financial statements of Transport Enterprise Leasing, LLC, the investment in which is accounted for by the equity method of accounting. The investment in Transport Enterprise Leasing, LLC was $77.405 million and $66.327 million as of December 31, 2024 and 2023, respectively, and the equity in its net income was $14.713 million and $21.384 million for the years then ended, respectively. Those financial statements were audited by Coulter & Justus, P.C., whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Transport Enterprise Leasing, LLC, is based solely on the report of Coulter & Justus, P.C.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of Coulter & Justus, P.C. provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Auto Liability Self-Insurance Reserves

As described further in Note 1 to the consolidated financial statements, the Company has significant self-insured amounts related to its auto liability and has exposure to fluctuations in the number and severity of claims and to variations between estimated and actual ultimate payouts. The Company records a liability for the uninsured portion of pending claims and claims related expenses including legal and other direct costs associated with the claim. Estimates require judgment concerning the nature and severity of the claim, historical trends, and other relevant information based on specific facts and circumstances for individual claims. We identified the estimation of the Company's auto liability accrual subject to self-insured insurance retention amounts as a critical audit matter. Incurred auto claim liabilities are determined by projecting the estimated ultimate loss related to a claim, less actual costs paid to date, based upon the nature and severity of the claim and historical trends.

The principal considerations for assessing auto liability claims as a critical audit matter are the high level of estimation uncertainty related to determining the severity of these types of claims, as well as the inherent subjectivity in management's judgment in estimating the total costs to settle or dispose of these claims.

Our audit procedures related to this critical audit matter included the following, among others:

- We tested the design and operating effectiveness of key controls over the accrued auto liability, including, but not limited to, controls to validate that claims were reported and recorded accurately and controls related to the review and approval of initial claim reserves, subsequent changes to claim reserves, and projected claim liabilities.

- We tested a sample of underlying claims through analysis of accident reports and insurance and legal records to validate information utilized by management in determining the accrual was complete and accurate.

- We reconciled claims data to the actuarial software used to determine loss development factors and used in management's estimation methodology.

- We utilized a specialist in evaluating management's calculated loss development factors to test that the factors provide a reasonable basis for determining estimated loss reserves.

- We performed a retrospective review of prior year and current year reserves to validate those changes in estimated losses were appropriate and supported by current year claim development.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2020.

Charlotte, North Carolina
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Covenant Logistics Group, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Covenant Logistics Group, Inc. (a Nevada holding company) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 28, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Charlotte, North Carolina
February 28, 2025

The Members
Transport Enterprise Leasing, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Transport Enterprise Leasing, LLC (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income and changes in members' equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Transport Enterprise Leasing, LLC as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – **Refer to Note 2 to the Consolidated Financial Statements**

The Company recognized revenue from lease and rental agreements, which totaled $133,745,935 in 2024, based on the classification of the arrangement, as either an operating or sales-type lease. Substantially all the Company's revenue from lease and rental agreements was derived from rental payments received on operating leases, which were recognized on a straight-line basis over the term of the lease.

The Company recognized revenue from equipment sales, which totaled $5,848,008 in 2024, when performance obligations under the terms of a contract with the customer are satisfied. Generally, this occurred when control of the equipment was transferred to the customer. Revenue was measured as the amount of consideration the Company expected to be entitled to receive in exchange for transferring equipment.

The Company recognized shop revenue, which totaled $10,453,737 in 2024, when performance obligations under the terms of a contract with the customer were satisfied. Generally, this occurred over time as work was completed on the equipment being serviced. Revenue was measured as the amount of consideration the Company expected to be entitled to receive in exchange for its servicing of the equipment.

Due to the volume and different types of transactions related to the Company's revenues, we evaluated the different types of revenue, individual revenue transactions, and assertions related to the Company's revenue recognition. The audit effort in evaluating the Company's revenue recognition was extensive and required a high degree of auditor effort.

Our principal audit procedures related to the Company's revenue recognition included the following:

- We evaluated the Company's significant accounting policies related to revenue recognition for reasonableness.

- We performed substantive tests of details using audit sampling to test whether revenue was recognized in conformity with GAAP and whether the revenue was recognized in the correct period.

- For operating lease revenues and sales-type lease revenues, including selling profit or loss, we selected a sample of lease agreements from 2024 and performed certain procedures to support revenue recognition, including the following procedures:

  o Obtained and reviewed signed lease agreements and related source documents to support the contractual terms of the lease agreements.

  o Tested the Company's identification and treatment of lease terms.

  o Recalculated 2024 revenues recorded based on the terms of the signed lease agreements and related source documents.

  o Assessed the terms of the signed lease agreements and related source documents and evaluated the appropriateness of the Company's application of its accounting policies, along with its use of estimates, in the determination of revenue recognition.

- For equipment sales revenues, we selected a sample of revenues recorded during 2024 and performed certain procedures to support revenue recognition, including the following procedures:

  o Obtained and reviewed sales invoices and related source documents for each unit sold to support recorded revenue amounts.

  o Tested the Company's identification and treatment of sales terms.

  o Assessed the terms of the sales invoices and related source documents and evaluated the appropriateness of the Company's application of its accounting policies, along with its use of estimates, in the determination of revenue recognition.

  o Obtained and reviewed purchase invoices and related source documents for each unit sold to support cost of sales amounts.

- For shop revenues, we selected a sample of revenues recorded during 2024 and performed certain procedures to support revenue recognition, including the following procedures:

  o Obtained and reviewed service agreements and related source documents for each unit serviced to support recorded revenue amounts.

  o Assessed the terms of the service agreements and related source documents and evaluated the appropriateness of the Company's application of its accounting policies, along with its use of estimates, in the determination of revenue recognition.

- We tested the mathematical accuracy of the Company's calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

/s/ Coulter & Justus, P.C.

We have served as Transport Enterprise Leasing, LLC's auditor since 2018.

Knoxville, Tennessee
February 7, 2025

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(In thousands, except share data)

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,619	$ 2,294
Accounts receivable, net of allowance of $2,360 in 2024 and $2,449 in 2023	141,635	142,504
Drivers' advances and other receivables, net of allowance of $593 in 2024 and $591 in 2023	3,999	4,367
Inventory and supplies	5,648	4,848
Prepaid expenses	19,975	17,880
Assets held for sale	132	6,782
Income taxes receivable	6,499	6,739
Other short-term assets	343	531
Total current assets	213,850	185,945
Property and equipment, at cost	729,404	692,532
Less: accumulated depreciation and amortization	(204,595)	(177,877)
Net property and equipment	524,809	514,655
Goodwill	78,941	75,747
Other intangibles, net	90,126	99,615
Other assets	89,633	78,067
Noncurrent assets from discontinued operations	209	409
Total assets	$ 997,568	$ 954,438
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,939	$ 33,155
Accrued expenses	51,328	59,067
Current maturities of long-term debt	64,210	47,651
Current portion of finance lease obligations	751	781
Current portion of operating lease obligations	10,349	11,950
Current portion of insurance and claims accrual	22,700	17,687
Total current liabilities	181,277	170,291
Long-term debt	187,085	196,894
Long-term portion of finance lease obligations	3,192	5,296
Long-term portion of operating lease obligations	31,302	30,892
Insurance and claims accrual	19,134	15,746
Deferred income taxes	117,650	116,095
Other long-term liabilities	18,753	14,169
Other long-term liabilities of discontinued operations	835	1,635
Total liabilities	559,228	551,018
Commitments and contingencies	-	-
Stockholders' equity:		
Class A common stock, $.01 par value; 40,000,000 shares authorized; 21,774,350 shares issued and outstanding as of December 31, 2024; and 40,000,000 authorized; 16,125,786 shares issued and 10,721,517 shares outstanding as of December 31, 2023	218	161
Class B common stock, $.01 par value; 5,000,000 shares authorized; 4,700,000 shares issued and outstanding as of December 31, 2024; 5,000,000 shares authorized; 2,350,000 shares issued and outstanding as of December 31, 2023	47	24
Additional paid-in-capital	158,907	155,846
Treasury stock at cost; no and 5,404,269 shares as of December 31, 2024 and December 31, 2023, respectively	-	(132,346)
Accumulated other comprehensive income	1,035	816
Retained earnings	278,133	378,919
Total stockholders' equity	438,340	403,420
Total liabilities and stockholders' equity	$ 997,568	$ 954,438

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2024, 2023, and 2022

(In thousands, except per share data)

	2024	2023	2022
Revenues			
Freight revenue	$ 1,013,941	$ 970,509	$ 1,046,396
Fuel surcharge revenue	117,535	133,064	170,462
Total revenue	$ 1,131,476	$ 1,103,573	$ 1,216,858
Operating expenses:			
Salaries, wages, and related expenses	423,319	400,491	402,276
Fuel expense	115,981	133,291	166,410
Operations and maintenance	61,696	63,753	79,051
Revenue equipment rentals and purchased transportation	254,302	271,893	325,624
Operating taxes and licenses	11,954	13,409	11,931
Insurance and claims	59,845	50,099	50,547
Communications and utilities	5,407	5,012	5,385
General supplies and expenses	66,053	49,444	37,762
Depreciation and amortization	86,529	69,943	57,512
Loss (gain) on disposition of property and equipment, net	1,630	(12,585)	(40,322)
Total operating expenses	1,086,716	1,044,750	1,096,176
Operating income	44,760	58,823	120,682
Interest expense, net	13,576	7,967	3,083
Income from equity method investment	(14,713)	(21,384)	(25,193)
Income from continuing operations	45,897	72,240	142,792
Income tax expense	10,576	17,611	34,860
Income from continuing operations	35,321	54,629	107,932
Income from discontinued operations, net of tax	600	600	750
Net income	$ 35,921	$ 55,229	$ 108,682
Basic income per share:			
Income from continuing operations	$ 1.35	$ 2.09	$ 3.60
Income from discontinued operations	$ 0.02	$ 0.02	$ 0.02
Net income per basic share[1]	$ 1.37	$ 2.12	$ 3.62
Diluted income per share:			
Income from continuing operations	$ 1.28	$ 1.97	$ 3.48
Income from discontinued operations	$ 0.02	$ 0.02	$ 0.02
Net income per diluted share	$ 1.30	$ 2.00	$ 3.50
Basic weighted average shares outstanding	26,307	26,096	30,012
Diluted weighted average shares outstanding	27,714	27,668	31,048

(1) Total may not sum due to rounding.

The accompanying notes are an integral part of these consolidated financial statements

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022

(In thousands)

	2024	2023	2022
Net income	$ 35,921	$ 55,229	$ 108,682
Other comprehensive income (loss):			
Unrealized gain on effective portion of cash flow hedges, net of tax of ($205), ($36), and ($776) in 2024, 2023, and 2022, respectively	588	103	2,254
Reclassification of cash flow hedge losses into statement of operations, net of tax of $129, $130, and ($47) in 2024, 2023, and 2022, respectively	(369)	(373)	138
Total other comprehensive income (loss)	219	(270)	2,392
Comprehensive income	$ 36,140	$ 54,959	$ 111,074

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022

(In thousands)

	Common Stock Class A	Class B	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2021	$ 161	$ 24	$ 149,406	($ 23,662)	($ 1,306)	$ 225,076	$ 349,699
Net income	-	-	-	-	-	108,682	108,682
Cash dividend	-	-	-	-	-	(4,287)	(4,287)
Share repurchase	-	-	-	(84,723)	-	-	(84,723)
Other comprehensive income	-	-	-	-	2,392	-	2,392
Stock-based employee compensation expense	-	-	6,587	-	-	-	6,587
Exercise of stock options	-	-	50	334	-	-	384
Issuance of restricted shares, net	-	-	(3,157)	1,551	-	-	(1,606)
Balances at December 31, 2022	$ 161	$ 24	$ 152,886	$ (106,500)	$ 1,086	$ 329,471	$ 377,128
Net income	-	-	-	-	-	55,229	55,229
Cash dividend	-	-	-	-	-	(5,781)	(5,781)
Share repurchase	-	-	-	(25,430)	-	-	(25,430)
Other comprehensive loss	-	-	-	-	(270)	-	(270)
Stock-based employee compensation expense	-	-	7,100	-	-	-	7,100
Exercise of stock options	-	-	42	194	-	-	236
Issuance of restricted shares, net	-	-	(4,182)	(610)	-	-	(4,792)
Balances at December 31, 2023	$ 161	$ 24	$ 155,846	$ (132,346)	$ 816	$ 378,919	$ 403,420
Net income	-	-	-	-	-	35,921	35,921
Cash dividend	-	-	-	-	-	(5,796)	(5,796)
Other comprehensive income	-	-	-	-	219	-	219
Stock-based employee compensation expense	-	-	3,691	-	-	-	3,691
Stock split through dividend	57	23	(80)	130,911	-	(130,911)	-
Exercise of stock options	-	-	586	1,170	-	-	1,756
Issuance of restricted shares, net	-	-	(1,136)	265	-	-	(871)
Balances at December 31, 2024	$ 218	$ 47	$ 158,907	$ -	$ 1,035	$ 278,133	$ 438,340

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022
(In thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 35,921	$ 55,229	$ 108,682
Adjustments to reconcile net income to net cash provided by operating activities:			
(Reversal of) provision for losses on accounts receivable	(23)	(258)	367
Reversal of gain on sales to equity method investee, net	(40)	(16)	(39)
Depreciation and amortization	86,529	69,943	57,512
Deferred income tax benefit	4,483	18,701	13,968
Income tax expense arising from restricted share vesting and stock options exercised	(1,190)	(2,226)	(526)
Stock-based compensation expense	3,691	7,100	6,587
Equity in income of affiliate	(14,713)	(21,384)	(25,193)
Return on investment in affiliated company	3,675	9,800	14,700
Gain (loss) on disposition of property and equipment	1,630	(12,585)	(40,322)
Changes in operating assets and liabilities:			
Receivables and advances	2,749	(22,416)	39,465
Prepaid expenses and other assets	(3,006)	(3,997)	(3,832)
Inventory and supplies	(800)	(317)	(193)
Insurance and claims accrual	8,401	(3,542)	(5,729)
Accounts payable and accrued expenses	(4,414)	(9,191)	(6,217)
Net cash flows provided by operating activities	122,893	84,841	159,230
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(4,556)	(107,934)	(38,501)
Other investments	(597)	(2,204)	(241)
Acquisition of property and equipment	(152,962)	(217,607)	(100,468)
Proceeds from disposition of property and equipment	50,440	91,824	53,002
Net cash flows used by investing activities	(107,675)	(235,921)	(86,208)
Cash flows from financing activities:			
Change in checks outstanding in excess of bank balances	-	-	(216)
Cash dividend	(5,796)	(5,781)	(4,287)
Proceeds from issuance of notes payable	119,391	154,093	95,151
Proceeds from exercise of stock options	1,756	236	384
Repayments of notes payable	(74,822)	(30,390)	(11,956)
Repayments of finance lease obligations	(2,949)	(5,619)	(5,516)
Proceeds under revolving credit facility	57,421	139,837	60,226
Repayments under revolving credit facility	(69,000)	(128,258)	(60,226)
Payment of minimum tax withholdings on stock compensation	(871)	(4,792)	(1,606)
Payment of contingent liability	(7,023)	(9,187)	-
Common stock repurchased	-	(25,430)	(84,723)
Net cash flows provided by (used in) financing activities	18,107	84,709	(12,769)
Net change in cash and cash equivalents	33,325	(66,371)	60,253
Cash and cash equivalents at beginning of year	2,294	68,665	8,412
Cash and cash equivalents at end of year	$ 35,619	$ 2,294	$ 68,665
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest, net of capitalized interest	$ 5,674	$ 5,319	$ 3,306
Income taxes	$ 7,268	$ 4,186	$ 16,653
Non-cash transactions during the year for:			
Equipment acquired under finance leases	$ 815	$ 5,938	$ 458
Equipment acquired under operating leases	$ 13,753	$ 3,992	$ 48,515
Contingent consideration associated with acquisitions	$ -	$ 11,802	$ 16,210
Non-cash debt reduction	$ 26,240	$ -	$ -
Other contingent liabilities	$ (800)	$ (800)	$ (1,000)

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT LOGISTICS GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Covenant Logistics Group, Inc., a Nevada holding company, together with its wholly owned subsidiaries offers transportation and logistics services to customers throughout the continental United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Covenant Logistics Group, Inc., a holding company incorporated in the state of Nevada in 1994, and its wholly owned subsidiaries: Covenant Transport, LLC, a Tennessee limited liability company; Star Transportation, LLC, a Tennessee limited liability company, each d/b/a Covenant Transport Services and Covenant Logistics; Covenant Transport Solutions, LLC, a Nevada limited liability company; Covenant Logistics, Inc., a Nevada corporation; Covenant Asset Management, LLC, a Nevada limited liability company; CTG Leasing Company, a Nevada corporation; IQS Insurance Risk Retention Group, Inc., a Vermont corporation; Landair Holdings, Inc., a Tennessee corporation (collectively “Landair”); Landair Transport, LLC, a Tennessee limited liability company; Landair Logistics, LLC, a Tennessee limited liability company; Landair Leasing, Inc., a Tennessee corporation; AAT Carriers, Inc., a Tennessee corporation (“AAT”), Lew Thompson & Son Trucking, LLC, an Arkansas limited liability company, Lew Thompson & Son Leasing, LLC, an Arkansas limited liability company, Lew Thompson & Son Dedicated Leasing LLC, an Arkansas limited liability company, Josh Thompson Trucking, LLC, an Arkansas limited liability company, Sims Transport Services LLC, a Georgia limited liability company, and Transport Management Services, LLC, a Tennessee limited liability company.

References in this report to “it,” “we,” “us,” “our,” the “Company,” and similar expressions refer to Covenant Logistics Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Our four reportable segments are:

- Expedited: The Expedited reportable segment primarily provides truckload services to customers with high service freight and delivery standards, such as 1,000 miles in 22 hours, or 15-minute delivery windows. Expedited services generally require two-person driver teams on equipment either owned or leased by the Company.

- Dedicated: The Dedicated reportable segment provides customers with committed truckload capacity over contracted periods with the goal of three to five years in length. Equipment is either owned or leased by the Company.

- Managed Freight: The Managed Freight reportable segment includes our brokerage and transport management services (“TMS”). Brokerage services provide logistics capacity by outsourcing the carriage of customers’ freight to third-parties. TMS provides comprehensive logistics services on a contractual basis to customers who prefer to outsource their logistics needs.

- Warehousing: The Warehousing reportable segment provides day-to-day warehouse management services to customers who have chosen to outsource this function. We also provide shuttle and switching services related to shuttling containers and trailers in or around freight yards and to/from warehouses.

The following table summarizes our revenue by our four reportable segments, at the service offering level, as used by our chief operating decision maker in making decisions regarding allocation of resources, etc., for the years ended December 31, 2024, 2023, and 2022:

		Year ended December 31,				
(in thousands)		2024		2023		2022
Revenues:						
Expedited	$	416,461	$	423,820	$	452,713
Dedicated		364,414		320,287		362,997
Managed Freight		248,939		258,903		320,985
Warehousing		101,662		100,563		80,163
Total revenues	$	1,131,476	$	1,103,573	$	1,216,858

Investment in Transport Enterprise Leasing, LLC

Transport Enterprise Leasing, LLC ("TEL") is a tractor and trailer equipment leasing company and used equipment reseller. We evaluated our investment in TEL to determine whether it should be recorded on a consolidated basis. Our percentage of ownership interest (49%), an evaluation of control, and whether a variable interest entity ("VIE") existed were all considered in our consolidation assessment. Based on the analysis, the Company is not the primary beneficiary of TEL and TEL should not be consolidated. We have accounted for our investment in TEL using the equity method of accounting given our 49% ownership interest and ability to exercise significant influence over operating and financial policies. Under the equity method, the cost of our investment is adjusted for our share of equity in the earnings of TEL and reduced by distributions received and our proportionate share of TEL's net income is included in our earnings.

On a periodic basis, we assess whether there are any indicators that the fair value of our investment in TEL may be impaired. The investment is impaired only if the estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss would be measured as the excess of the carrying amount of the investment over the fair value of the investment. As a result of TEL's earnings, no impairment indicators were noted that would provide for impairment of our investment during the years ended December 31, 2024, 2023, and 2022.

Risks and Uncertainties

Our insurance program includes multi-year policies with specific insurance limits that may be eroded over the course of the policy term. If that occurs, we will be operating with less liability coverage insurance at various levels of our insurance tower. For the policy period that ran from April 1, 2018 to March 31, 2021, the aggregate limits available in the coverage layer $9.0 million in excess of $1.0 million were fully eroded. We replaced our $9.0 million in excess of $1.0 million layer with a new $7.0 million in excess of $3.0 million policy that we continue to maintain. Due to the erosion of the $9.0 million in excess of $1.0 million layer, any adverse developments in claims filed between April 1, 2018 and March 31, 2021, could result in additional expense accruals. We have maintained our retention and limits set in place during the prior renewal cycle. Due to these developments, we may experience additional expense accruals, increased insurance and claims expenses, and greater volatility in our insurance and claims expenses, which could have a material adverse effect on our business, financial condition, and results of operations.

Revenue Recognition

Revenue, drivers' wages, and other direct operating expenses generated by our Expedited and Dedicated reportable segments are recognized proportionally as the transportation service is performed based on the percentage of miles completed as of the period end. Revenue is recognized on a gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of the promised service. Revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services.

Revenue generated by our Managed Freight reportable segment is recognized proportionally as the services are provided based on the percentage of completion method using the estimated time elapsed as of the period end. Revenue is recorded on a gross basis, without deducting third-party purchased transportation costs, as we act as a principal with substantial risks as primary obligor. Revenue for the Warehousing reportable segment is generally recognized as the service is performed, based upon a weekly rate.

There are no assets or liabilities recorded in conjunction with revenue recognized, other than accounts receivable and allowance for credit losses. We recognized in-process revenue of $0.7 million, $1.1 million, and $1.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. We had accounts receivable, net of allowance for credit losses, of $141.6 million, $142.5 million, $119.8 million and at December 31, 2024, 2023, and 2022, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make decisions based upon estimates, assumptions, and factors we consider as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ from those anticipated.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents. Additionally, we are also subject to concentrations of credit risk related to deposits in banks in excess of the Federal Deposit Insurance Corporation limits. At December 31, 2024, we had $36.4 million in excess of the Federal Deposit Insurance Corporation insured limits.

Accounts Receivable and Concentration of Credit Risk

We extend credit to our customers in the normal course of business, which are generally due within 30-45 days of the services performed, however, we have extended terms of up to 120 days with a small number of larger customers. We perform ongoing credit evaluations and generally do not require collateral. Trade accounts receivable are recorded at their invoiced amounts, net of allowance for credit losses. We evaluate the adequacy of our allowance for credit losses quarterly. Accounts outstanding longer than contractual payment terms are considered past due and are reviewed individually for collectability. We maintain reserves for potential credit losses based upon loss history, specific receivables aging analysis, and other factors, including those related to current market conditions and events. Receivable balances are written off when collection is deemed unlikely.

Accounts receivable are comprised of a diversified customer base that mitigates the level of concentration of credit risk. During 2024, 2023, and 2022, our top ten customers generated 45%, 44%, and 43% of total revenue, respectively. There was one customer in 2024 and 2023 and none in 2022 that accounted for more than 10% of our consolidated revenue. The carrying amount reported in the consolidated balance sheet for accounts receivable approximates fair value based on the fact that the receivables collection averaged approximately 49 days and 49 days in 2024 and 2023, respectively.

The following table provides a summary (in thousands) of the activity in the allowance for credit losses for 2024, 2023, and 2022:

Years ended December 31:	Beginning balance January 1,	(Reversal of) additional provisions to allowance	Write-offs and other adjustments	Ending balance December 31,
2024	$ 2,449	$ (23)	$ (66)	$ 2,360
2023	$ 2,934	$ (258)	$ (227)	$ 2,449
2022	$ 4,112	$ 367	$ (1,545)	$ 2,934

Inventories and Supplies

Inventories and supplies consist of parts, tires, fuel, and supplies. Tires on new revenue equipment are capitalized as a component of the related equipment cost when the tractor or trailer is placed in service and recognized through depreciation over the life of the vehicle. Replacement tires and parts on hand at year end are recorded at the lower of cost or net realizable value with cost determined using the first-in, first-out (FIFO) method. Replacement tires are expensed when placed in service.

Assets Held for Sale

Assets held for sale include property and revenue equipment no longer utilized in continuing operations which are available and held for sale. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated book value or fair market value less selling costs. We periodically review the carrying value of these assets for possible impairment. We expect to sell these assets within twelve months.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation for book purposes is determined using the straight-line method over the estimated useful lives of the assets. Depreciation of revenue equipment is our largest item of depreciation. We generally depreciate new tractors over five years to salvage values that range from 0% to 35% of their cost, depending on the reportable segment profile of the equipment. We generally depreciate new trailers over seven years for refrigerated trailers and ten years for dry van trailers to salvage values of approximately 20% and 25% of their cost, respectively. We annually, or whenever events or circumstances indicate that a review is warranted, review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We performed a review of our estimates for certain subsets of revenue equipment during the quarter ended June 30, 2024 and, due to a weak used revenue equipment market, we increased the rate of depreciation on these units in the period. This change resulted in an additional $6.4 million of depreciation expense during the year ended December 31, 2024. Changes in the useful life or salvage value estimates, or fluctuations in market values that are not reflected in our estimates, could have a material effect on our results of operations. During the year ended December 31, 2023, we sold a Tennessee terminal resulting in a $7.6 million gain which is included in gain on disposition of property and equipment, net in the consolidated statements of operations.

We lease certain revenue equipment under finance and operating leases with terms of approximately 48 to 84 months. Amortization of assets under finance and operating leases are included in depreciation and amortization expense and revenue and equipment rentals and purchased transportation, respectively.

A portion of our tractors are protected by binding trade-back agreements with the manufacturers. The remainder of our tractors and substantially all of our owned trailers are subject to fluctuations in market prices for used revenue equipment. Moreover, our trade-back agreements are contingent upon reaching acceptable terms for the purchase of new equipment. Declines in the price of used revenue equipment or failure to reach agreement for the purchase of new tractors with the manufacturers issuing trade-back agreements could result in impairment of, or losses on the sale of, revenue equipment.

Goodwill and Other Intangible Assets

We classify intangible assets into two categories: (i) goodwill and (ii) intangible assets with finite lives subject to amortization. We test goodwill for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We test intangible assets with finite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. We record an impairment charge when the cost exceeds the fair value of the finite lived intangible asset.

We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, our long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have finite lives are amortized, generally on a straight-line basis, over their remaining useful lives, ranging from 3 to 17 years.

Impairment of Long-Lived Assets

Pursuant to applicable accounting standards, revenue equipment and other long-lived assets are tested for impairment whenever an event occurs that indicates impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. We measure the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the assets, as appropriate. There were no impairment events during the years ended December 31, 2024, 2023, and 2022.

Accrued Expenses

Accrued expenses as of December 31, 2024, were $51.3 million of which $26.9 million related to accrued payroll and related items and $4.7 million related to accrued purchased transportation. As of December 31, 2023, accrued expenses were $59.1 million of which $25.9 million related to accrued payroll and related items and $8.4 million related to accrued purchased transportation.

Insurance and Other Claims

The primary claims arising against us consist of auto liability (personal injury and property damage), workers' compensation, cargo, commercial liability, and employee medical expenses. At December 31, 2024, our insurance program involves self-insurance with the following risk retention levels (before giving effect to any commutation of an auto liability policy):

- auto liability - $7.0 million in excess of $3.0 million policy that runs from April 1, 2024 to April 1, 2027

- workers' compensation - $1.5 million

- cargo - $0.3 million

- employee medical - $0.4 million

- physical damage - 100%

Due to our significant self-insured retention amounts, we have exposure to fluctuations in the number and severity of claims and to variations between our estimated and actual ultimate payouts. We record a liability for the estimated cost of the uninsured portion of pending claims and the estimated allocated loss adjustment expenses including legal and other direct costs associated with a claim. Estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency or severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability could be adversely affected.

In addition to estimates within our self-insured retention layers, we also must make judgments concerning claims where we have third-party insurance and for claims outside our coverage limits. Upon settling claims and expenses associated with claims where we have third-party coverage, we are generally required to initially fund payment to the claimant and seek reimbursement from the insurer. We had $1.1 million and $0.8 million receivables from insurers for claims and expenses we paid on behalf of insurers at December 31, 2024 and 2023, respectively, which are included in drivers' advances and other receivables on our consolidated balance sheet. Additionally, we accrue claims above our self-insured retention and record a corresponding receivable for amounts we expect to collect from insurers upon settlement of such claims. We have $0.6 million and $1.3 million as other long-term assets and as a corresponding accrual in the long-term portion of insurance and claims accruals on our consolidated balance sheet for claims above our self-insured retention for which we believe it is reasonably assured that the insurers will provide their portion of such claims at December 31, 2024 and 2023, respectively. We evaluate collectability of the receivables based on the credit worthiness and surplus of the insurers, along with our prior experience and contractual terms with each. If any claim occurrence were to exceed our aggregate coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much.

We also make judgments regarding the ultimate benefit versus risk of commuting certain periods within our auto liability policy. If we commute a policy, we assume 100% risk for covered claims in exchange for a policy refund.

Our prior auto liability policies have sometimes included a release premium refund or commutation option that we have sometimes exercised, although we do not have either of these options in our current policies. Management cannot predict whether or not future claims or the development of existing claims will justify a commutation of other policy periods, and accordingly, no related amounts were recorded at December 31, 2024 or 2023. We carry excess policy layers above the primary auto liability policy described above.

Interest

We capitalize interest on major projects during construction. Interest is capitalized based on the average interest rate on related debt. Capitalized interest was less than $0.1 million, $0.3 million, and $0.3 million in 2024, 2023, and 2022, respectively.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, available-for-sale securities, accounts payable, debt, and interest rate swaps. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and current debt approximates their fair value because of the short-term maturity of these instruments. Interest rates that are currently available to us for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of our long-term debt, which primarily consists of revenue equipment installment notes. The fair value of our revenue equipment installment notes approximated the carrying value at December 31, 2024, as the weighted average interest rate on these notes approximates the market rate for similar debt. Borrowings under our revolving Credit Facility approximate fair value due to the variable interest rate on the facility. The fair value of our interest rate swap agreement is determined using the market-standard methodology of netting the discounted future fixed-cash payments and the discounted expected variable-cash receipts. The variable-cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. These analyses reflect the contractual terms of the swap, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities. The fair value calculation also includes an amount for risk of non-performance of our counterparties using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have reflected the net liability after offsetting our deferred tax assets and liabilities in the deferred income taxes line in the accompanying consolidated balance sheets. We believe the future tax deductions will be realized principally through future reversals of existing taxable temporary differences and future taxable income, except for when a valuation allowance has been provided as discussed in Note 12.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Our policy is to recognize income tax benefit arising from the exercise of stock options and restricted share vesting based on the ordering provisions of the tax law as prescribed by the Internal Revenue Code, including indirect tax effects, if any.

Lease Accounting

At the commencement date of a new lease agreement with contractual terms longer than twelve months, we recognize an asset and a lease liability on the balance sheet and categorize the lease as either finance or operating. Certain lease agreements have lease and non-lease components, and we have elected to account for these components separately.

Right-of-use assets and lease liabilities are initially recorded based on the present value of lease payments over the term of the lease. When the rate implicit in the lease is readily determinable, this rate is used for calculating the present value of remaining lease payments; otherwise, our incremental borrowing rate is used. The incremental borrowing rate represents an estimate of the interest rate we would incur at the lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease. Right-of-use assets also include prepaid lease expenses and initial direct costs of executing the leases, which are reduced by landlord incentives. Options to extend or terminate a lease agreement are included in or excluded from the lease term, respectively, when those options are reasonably certain to be exercised. Right-of-use assets are tested for impairment in the same manner as long-lived assets.

Finance lease obligations are utilized to finance a portion of our revenue equipment and are entered into with certain finance companies who are not parties to our Credit Facility and may contain guarantees of the residual value of the related equipment by us. As such, the residual guarantees are included in the related debt balance as a balloon payment at the end of the related term as well as included in the future minimum finance lease payments. These lease agreements require us to pay personal property taxes, maintenance, and operating expenses. Our operating lease obligations do not typically include residual value guarantees or material restrictive covenants.

Right-of-use assets are included in net property and equipment. For finance leases, right-of-use assets are amortized on a straight-line basis over the shorter of the expected useful life or the lease term, and the carrying amount of the lease liability is adjusted to reflect interest expense, which is recorded in interest expense, net. Operating lease right-of-use assets are amortized over the lease term on a straight-line basis, and the lease liability is measured at the present value of the remaining lease payments. Variable lease payments not included in the lease liability for mileage charges on leased revenue equipment are expensed as incurred. Operating lease costs are recognized on a straight-line basis over the term of the lease within operating expenses.

Capital Structure

The shares of Class A and B common stock are substantially identical except that the Class B shares are entitled to two votes per share and immediately convert to Class A shares if beneficially owned by anyone other than our Chief Executive Officer or certain members of his immediate family, while Class A shares are entitled to one vote per share. The terms of any future issuances of preferred shares will be set by our Board.

Income Per Share

Basic income per share excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings.

The following table sets forth the calculation of net income per share included in the consolidated statements of operations for each of the three years ended December 31:

(in thousands except per share data)

		2024		2023		2022
Numerators:						
Income from continuing operations	$	35,321	$	54,629	$	107,932
Income from discontinued operations, net of tax		600		600		750
Net income	$	35,921	$	55,229	$	108,682
Denominator:						
Denominator for basic income per share – weighted-average shares		26,307		26,096		30,012
Effect of dilutive securities:						
Equivalent shares issuable upon conversion of unvested restricted shares		161		489		715
Equivalent shares issuable upon conversion of unvested employee stock options		1,246		1,083		321
Denominator for diluted income per share adjusted weighted-average shares and assumed conversions		27,714		27,668		31,048
Basic income per share:						
Income from continuing operations	$	1.35	$	2.09	$	3.60
Income from discontinued operations	$	0.02	$	0.02	$	0.02
Net income per basic share[1]	$	1.37	$	2.12	$	3.62
Diluted income per share:						
Income from continuing operations	$	1.28	$	1.97	$	3.48
Income from discontinued operations	$	0.02	$	0.02	$	0.02
Net income per diluted share	$	1.30	$	2.00	$	3.50

(1) Total may not sum due to rounding.

There were no unvested shares excluded from the calculation of diluted earnings per share as the effect of any assumed exercise of the related awards would not have been anti-dilutive for the years ended December 31, 2024, 2023, and 2022. There were no, no, and 208 unvested options excluded from the calculation of diluted earnings per share since the effect of any assumed exercise of the related awards would be anti-dilutive for the years ended December 31, 2024, 2023, and 2022, respectively.

Stock-Based Employee Compensation

We issue several types of stock-based compensation, including awards that vest based on service, market, and performance conditions or a combination of the conditions. Performance-based and market-based awards vest contingent upon meeting certain performance or market criteria, respectively, established by the Compensation Committee of the Board. All awards require future service. For performance-based awards, determining the appropriate amount to expense in each period is based on likelihood and timing of achieving the stated targets for performance-based awards and requires judgment, including forecasting future financial results. The estimates are revised periodically based on the probability and timing of achieving the required performance and adjustments are made as appropriate. Awards that are only subject to time vesting provisions are amortized using the straight-line method.

Reclassifications

Certain reclassifications were made to the prior year's consolidated financial statements to conform to the current year presentation.

Recent Accounting Pronouncements

Accounting Standards not yet adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements. The guidance in this ASU is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The update may be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the effects adoption of this guidance will have on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This new guidance is designed to enhance the transparency and decision usefulness of income tax disclosures. The amendments of this update are related to the rate reconciliation and income taxes paid, requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

Accounting Standards adopted

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. This ASU became effective for us for our annual reporting period beginning January 1, 2024, and interim reporting periods beginning January 1, 2025. Adoption of the ASU has been applied retrospectively to all prior periods presented in the financial statements. The adoption of this standard had an immaterial impact on our consolidated financial statements.

There are no other new accounting pronouncements that are expected to have a significant impact on our consolidated financial statements.

2. DISCONTINUED OPERATIONS

As of June 30, 2020, our previously identified Factoring reportable segment was classified as discontinued operations as it: (i) was a component of the entity, (ii) met the criteria as held for sale, and (iii) had a material effect on the Company's operations and financial results. On July 8, 2020, we closed on the disposition of substantially all of the operations and assets of Transport Financial Services ("TFS"), which included substantially all of the assets and operations of our Factoring reportable segment. The sale consisted primarily of $103.3 million of net accounts receivable, which included $108.7 million of gross accounts receivable, less advances and rebates of $5.4 million.

We have reflected the former Factoring reportable segment as discontinued operations in the consolidated statements of operations for all periods presented.

The following table summarizes the results of our discontinued operations for the twelve months ended December 31, 2024, 2023, and 2022:

(in thousands)	Twelve months ended December 31,		
	2024	2023	2022
Operating expenses	$ -	$ -	$ -
(Reversal of) loss contingency	(800)	(800)	(1,000)
Operating income	800	800	1,000
Income before income taxes	800	800	1,000
Income tax expense	200	200	250
Net income from discontinued operations, net of tax	$ 600	$ 600	$ 750

Operating income for the years ended December 31, 2024, 2023, and 2022, relates to the gain on the reversal of our contingent loss liability in the amount of $0.8 million, $0.8 million, and $1.0 million, respectively. Reversal of contingent loss liability relates to the reduced exposure of future indemnification by the Company to Triumph Bancorp, Inc. ("Triumph") as a result of the collection of covered receivables identified in the amended purchase agreement.

The following table summarizes the major classes of assets and liabilities included as discontinued operations as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024		December 31, 2023
Noncurrent deferred tax asset	$	209	$	409
Noncurrent assets from discontinued operations		209		409
Total assets from discontinued operations	$	209	$	409
Current liabilities:				
Noncurrent contingent liabilities	$	835	$	1,635
Total liabilities from discontinued operations	$	835	$	1,635

There was $1.7 million of operating cash outflows related to the $1.7 million payment on the indemnification obligation to Triumph for the year ended December 31, 2023 and no net cash flows related to discontinued operations for the years ended December 31, 2024 or 2022.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability.

The fair value of the commodity contracts, including our former fuel hedges, is determined based on quotes from the counterparty which were verified by comparing them to the exchange on which the related futures are traded, adjusted for counterparty credit risk. There were no fuel hedge derivatives outstanding as of December 31, 2024 or 2023.

The fair value of our interest rate swap agreements is determined using the market-standard methodology of netting the discounted future fixed-cash payments and the discounted expected variable-cash receipts. The variable-cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. These analyses reflect the contractual terms of the swap, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities. The fair value calculation also includes an amount for risk of non-performance of our counterparties using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements.

The fair value of the life insurance policies was determined by the underwriting insurance company's valuation models and represents the guaranteed value we would receive upon surrender of these policies as of the reporting date.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

- Level 1. Observable inputs such as quoted prices in active markets;

- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Financial Instruments Measured at Fair Value on a Recurring Basis

(in thousands)

	December 31, 2024	December 31, 2023	Input Level
Interest rate swaps	$ 1,397	$ 1,101	2
Contingent consideration	$ (27,794)	$ (21,802)	3
Cash surrender value life insurance policies	$ 3,370	$ 2,424	2

Contingent consideration arrangements require us to pay up to $20.0 million of additional consideration to AAT's former shareholders based on AAT's results during the first two post-acquisition years, up to $30.0 million of additional consideration to Lew Thompson & Son Trucking, LLC's ("LTST's") former shareholders based on LTST's results during the first three calendar years following closing, and up to $12.0 million of additional consideration to Sims Transport Services LLC's ("Sims") former shareholders based on Sims' results during the first four calendar years following closing. Refer to Note 8, "Acquisition of AAT Carriers, Inc.", for additional information regarding the AAT acquisition, Note 7, "Acquisition of Lew Thompson & Son Trucking, LLC", for additional information regarding the LTST acquisition and Note 6, "Acquisition of Sims Transport Services LLC", for additional information regarding the Sims acquisition.

The fair value of the contingent consideration is adjusted at each reporting period based on changes to the expected cash flows and related assumptions. There were contingent consideration payments made during the years ended December 31, 2024 and 2023 of $10.0 million and $10.0 million, respectively, based on AAT's results for the first and second post-acquisition years. Of the $10.0 million paid for the contingent consideration liability during 2024, $7.0 million was classified as financing cash flows and $3.0 million was classified as operating cash flows within the condensed consolidated statements of cash flows. Of the $10.0 million paid for the contingent consideration liability during 2023, $9.2 million was classified as financing cash flows and $0.8 million was classified as operating cash flows within the condensed consolidated statements of cash flows. During the year ended December 31, 2024, the fair value of the contingent consideration increased to $27.8 million from $21.8 million at December 31, 2023. Of the $6.0 million increase $16.0 million is the result of the subsequent adjustment to fair market value partially offset by the aforementioned $10.0 million payment. During the year ended December 31, 2023, the fair value of the contingent consideration increased to $21.8 million from $17.0 million at December 31, 2022. Of the $4.8 million increase, $10.0 million and $1.8 million relates to the initial valuation of the contingent consideration arrangements for LTST and Sims, respectively, and $3.0 million is the result of the subsequent adjustment to fair market value partially offset by the aforementioned $10.0 million payment. The adjustment to the fair value of the contingent consideration liability was recorded as a component of general supplies and expenses within the consolidated statements of operations. The contingent consideration liability is included in accounts payable and other long-term liabilities in our consolidated balance sheets.

The following table provides a summary (in thousands) of the activity for the contingent consideration liability for 2024, 2023, and 2022:

(in thousands)

	Beginning balance January 1,	Additions	Adjustments to fair market value	Payments	Ending balance December 31,
2024	$ (21,802)	$ -	$ (15,992)	$ 10,000	$ (27,794)
2023	$ (17,023)	$ (11,802)	$ (2,977)	$ 10,000	$ (21,802)
2022	$ -	$ (16,210)	$ (813)	$ -	$ (17,023)

4. STOCK-BASED COMPENSATION

Our Third Amended and Restated 2006 Omnibus Incentive Plan, as amended (the "Incentive Plan") governs the issuance of equity awards and other incentive compensation to management and members of the Board of Directors (the "Board"). On May 17, 2023, the stockholders, upon recommendation of the Board, approved the Third Amendment (the "Third Amendment") to our Third Amended and Restated 2006 Omnibus Incentive Plan (the "Incentive Plan"). The Third Amendment (i) increased the number of shares of Class A common stock available for issuance under the Incentive Plan by an additional 1,150,000 shares, (ii) re-set the term of the plan to expire on May 1, 2033, and (iii) made other miscellaneous, administrative and conforming changes as necessary. The Incentive Plan includes (i) a fungible share reserve feature, under which shares subject to stock options and stock appreciation rights will be counted as one share for every share granted and shares subject to all other awards will be counted as 1.80 shares for every share granted, (ii) a double-trigger vesting requirement upon a change in control, and (iii) a maximum award granted or payable to any one participant under the Incentive Plan for a calendar year of 1,000,000 shares of Class A common stock or $4,000,000, in the event the award is paid in cash.

The Incentive Plan permits annual awards of shares of our Class A common stock to executives, other key employees, non-employee directors, and eligible participants under various types of options, restricted share awards, or other equity instruments. At December 31, 2024, 2,126,457 shares were available for award under the Incentive Plan. No awards may be made under the Incentive Plan after May 1, 2033. To the extent available, we have issued treasury stock to satisfy all share-based incentive plans.

Included in salaries, wages, and related expenses within the consolidated statements of operations is stock-based compensation expense of $2.9 million, $6.5 million, and $6.0 million in 2024, 2023, and 2022, respectively. Included in general supplies and expenses within the consolidated statements of operations is stock-based compensation expense for non-employee directors of $0.8 million, $0.6 million, and $0.6 million in 2024, 2023, and 2022, respectively. All the stock compensation expense recorded in 2024, 2023, and 2022 relates to restricted shares granted, other than $0.6 million, $3.9 million, and $2.2 million in 2024, 2023, and 2022, respectively, which relates to stock options. Associated with stock compensation expense was $0.4 million, $2.2 million, and $0.4 million of income tax benefit in 2024, 2023, and 2022, respectively, related to the exercise of restricted share vesting. We received $1.8 million, $0.2 million, and $0.4 million related to the exercise of stock options during 2024, 2023, and 2022. Associated with the exercise of stock options during 2024, 2023, and 2022 was $0.8 million, $0.1 million, and $0.1 million of income tax benefit, respectively. Forfeitures are recognized as they're incurred.

The Incentive Plan allows participants to pay the federal and state minimum statutory tax withholding requirements related to awards that vest or allows the participant to deliver to us shares of Class A common stock having a fair market value equal to the minimum amount of such required withholding taxes. To satisfy withholding requirements for shares that vested, certain participants elected to deliver to us 33,286, 229,656, and 110,612 Class A common stock shares, which were withheld at weighted average per share prices of $26.16, $20.86, and $14.52, respectively, based on the closing prices of our Class A common stock on the dates the shares vested in 2024, 2023, and 2022, respectively, in lieu of the federal and state minimum statutory tax withholding requirements. We remitted $0.9 million, $4.8 million, and $1.6 million in 2024, 2023, and 2022, respectively, to the proper taxing authorities in satisfaction of the employees' minimum statutory withholding requirements. The payment of minimum tax withholdings on stock compensation are reflected within the issuances of restricted shares from treasury stock in the accompanying consolidated statement of stockholders' equity.

The following table summarizes our restricted share award activity for the fiscal years ended December 31, 2024, 2023, and 2022:

	Number of stock awards (in thousands)	Weighted average grant date fair value
Unvested at December 31, 2021	1,124 $	9.06
Granted	310 $	11.04
Vested	(446) $	9.40
Forfeited	(10) $	6.97
Unvested at December 31, 2022	978 $	9.56
Granted	196 $	19.36
Vested	(706) $	9.24
Forfeited	- $	-
Unvested at December 31, 2023	468 $	14.60
Granted	243 $	23.80
Vested	(142) $	15.14
Forfeited	(77) $	11.09
Unvested at December 31, 2024	492 $	19.55

The unvested shares at December 31, 2024 will vest based on when and if the related vesting criteria are met for each award. All awards require continued service to vest. Unrecognized compensation expense for outstanding shares was $6.3 million as of December 31, 2024, which is probable to be recognized over a weighted average period of approximately 2.1 years. The fair value of restricted share awards that vested in 2024, 2023, and 2022 was approximately $2.2 million, $6.3 million, and $3.4 million respectively.

The following table summarizes our stock option activity for the fiscal year ended December 31, 2024, 2023, and 2022:

	Number of options (in thousands)	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2021	2,222 $	9.00 $	4.16	9.0 years $	9,382
Options granted	- $	- $	-		
Options exercised	(48) $	7.89 $	2.45		
Options forfeited	- $	- $	-		
Outstanding at December 31, 2022	2,174 $	9.02 $	4.20	8.0 years $	17,968
Options granted	- $	- $	-		
Options exercised	(30) $	7.89 $	2.45		
Options forfeited	- $	- $	-		
Outstanding at December 31, 2023	2,144 $	9.04 $	4.22	7.0 years $	29,978
Options granted	- $	- $	-		
Options exercised	(223) $	7.89 $	3.86		
Options forfeited	- $	- $	-		
Outstanding at December 31, 2024	1,921 $	9.17 $	4.26	6.0 years $	34,732
Exercisable at December 31, 2024	1,921 $	9.17 $	4.26	6.0 years $	34,732

There was no unrecognized compensation cost for outstanding options at December 31, 2024.

5.   PROPERTY AND EQUIPMENT

A summary of property and equipment, at cost, as of December 31, 2024 and 2023 is as follows:

(in thousands)	Estimated Useful Lives (Years)	2024	2023
Revenue equipment	2 - 20	$ 575,726	$ 538,617
Communications equipment	5 - 10	6,721	5,847
Land and improvements	0 - 15	12,407	11,747
Buildings and leasehold improvements	7 - 40	97,636	104,358
Construction in-progress	-	6,404	2,968
Other	2 - 10	30,510	28,995
		$ 729,404	$ 692,532

Depreciation expense was $77.0 million, $62.4 million, and $53.2 million in 2024, 2023, and 2022, respectively. This depreciation expense excludes net losses on the sale of property and equipment totaling $1.6 million in 2024 and net gains on the sale of property and equipment totaling $12.6 million and $40.3 million in 2023 and 2022, respectively.

We lease certain revenue equipment under finance and operating leases with terms of approximately 48 to 84 months. At December 31, 2024 and 2023, property and equipment included finance and operating leases. Our finance leases had capitalized costs of $6.0 million and $7.6 million and accumulated amortization of $1.4 million and $1.2 million at December 31, 2024 and 2023, respectively. Amortization of these leased assets is included in depreciation and amortization expense in the consolidated statement of operations and totaled $0.5 million, $0.7 million, and $2.3 million during 2024, 2023, and 2022, respectively. See Note 11, "Leases" for additional information about our finance and operating leases.

6.   ACQUISITION OF SIMS TRANSPORT SERVICES LLC

On August 18, 2023, we acquired 100% of the equity interests of Sims, a specialized brokerage company, headquartered in Maysville, GA. The acquisition date fair value of the consideration transferred was $9.8 million. The Stock Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Stock Purchase Agreement includes an earnout component of up to an aggregate of $12.0 million based on Sims' adjusted earnings before interest, taxes, depreciation, and amortization reported for the first through fourth calendar years following closing. The total purchase price, including any earnout achieved, is expected to range from $9.8 million to $20.0 million depending on the results achieved by Sims.

The acquisition date fair value of the consideration transferred consisted of the following:

(in thousands)	August 18, 2023
Cash paid pursuant to Stock Purchase Agreement	$ 8,573
Cash acquired included in historical book value of Sims' assets and liabilities	(526)
Contingent consideration	1,786
Net purchase price	$ 9,833

The contingent consideration arrangement requires us to pay a total of up to $12.0 million of additional consideration to Sim's former equity-holders based on Sim's results during the first four calendar years following closing. We estimated the fair value of the contingent consideration using a probability-weighted model. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. Refer to Note 3, "Fair Value of Financial Instruments" for information regarding changes in the contingent consideration arrangement.

All goodwill related to the acquisition is deductible for tax purposes and there are no deferred income taxes arising from the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

(in thousands)	August 18, 2023
Accounts receivable	$ 735
Other intangibles, net	6,090
Total identifiable assets acquired	6,825
Accounts payable	(457)
Accrued expenses	(4)
Total liabilities assumed	(461)
Net identifiable assets acquired	6,364
Goodwill	3,469
Net assets acquired	$ 9,833

During the year ended December 31, 2024 we recognized measurement period adjustments of $1.6 million, primarily related to the deductibility of goodwill and other intangibles, which decreased goodwill from $5.1 million as of December 31, 2023 to $3.5 million as of December 31, 2024. The goodwill recognized is attributable primarily to expected cost synergies as a result of overhead support. Refer to Note 9, "Goodwill and Other Assets" for a summary of changes to goodwill during the period as well as information related to the identifiable intangible asset acquired.

Sims' results have been included in the consolidated financial statements since the date of acquisition and are reported within our Managed Freight reportable segment. The amounts of revenue and earnings of Sims included in the Company's consolidated results of operations from the acquisition date to the period ended December 31, 2024 are as follows:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Total revenue	$ 10,398	$ 2,924
Net income	$ 884	$ 555

7.   ACQUISITION OF LEW THOMPSON & SON TRUCKING, LLC

On April 26, 2023, we acquired 100% of the outstanding stock of LTST and related entities, headquartered in Huntsville, AR. LTST is a dedicated contract carrier specializing in poultry feed and live haul transportation in Northwest Arkansas and surrounding areas and was acquired to expand the Dedicated reportable segment into this niche market. The acquisition date fair value of the consideration transferred was $114.5 million. The Stock Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Stock Purchase Agreement includes an earnout component of up to an aggregate of $30.0 million based on LTST's adjusted earnings before interest, taxes, depreciation, and amortization reported for the first, second, and third calendar years following closing. The total purchase, including any earnout achieved, is expected to range from $114.5 million to $134.5 million depending on the results achieved by LTST.

The acquisition date fair value of the consideration transferred consisted of the following:

	April 26, 2023
(in thousands)	
Cash paid pursuant to Stock Purchase Agreement	$ 105,282
Cash acquired included in historical book value of LTST's assets and liabilities	(839)
Contingent consideration	10,016
Net purchase price	$ 114,459

The contingent consideration arrangement requires us to pay a total of up to $30.0 million of additional consideration to LTST's former shareholders based on LTST's results during the first three calendar years following closing. We estimated the fair value of the contingent consideration using a probability-weighted model. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. Refer to Note 3, "Fair Value of Financial Instruments" for information regarding changes in the contingent consideration arrangement.

Because of our 338(h)10 election, all goodwill related to the acquisition is deductible for tax purposes, and there are no deferred income taxes arising from the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

(in thousands)	April 26, 2023
Accounts receivable	$ 4,848
Driver advances and other receivables	98
Inventory and supplies	1,015
Prepaid expenses	561
Property and equipment	42,277
Other assets	120
Other intangibles	52,870
Total identifiable assets acquired	101,789
Accounts payable	(565)
Accrued expenses	(1,465)
Current portion of operating lease obligations	(396)
Current portion of insurance and claims accrual	(56)
Long-term portion of operating lease obligations	(2,103)
Total liabilities assumed	(4,585)
Net identifiable assets acquired	97,204
Goodwill	17,255
Net assets acquired	$ 114,459

Since acquisition we recognized measurement period adjustments which increased goodwill recognized for LTST by $4.9 million, primarily related to the Section 338(h)10 election to $17.3 million as of December 31, 2024. The goodwill recognized is attributable primarily to expected cost synergies in the areas of fuel and purchases of revenue equipment. Refer to Note 9, "Goodwill and Other Assets" for a summary of changes to goodwill during the period as well as information related to the identifiable intangible asset acquired.

LTST's results have been included in the consolidated financial statements since the date of acquisition and are reported within our Dedicated reportable segment. The amounts of revenue and earnings of LTST included in the Company's consolidated results of operations from the acquisition date to the period ended December 31, 2024 are as follows:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Total revenue	$ 126,288	$ 41,838
Net income	$ 3,337	$ 4,726

The following unaudited pro forma consolidated results of operations assume that the acquisition of LTST occurred as of January 1, 2022:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Total revenue	$ 1,131,476	$ 1,124,492	$ 1,281,504
Net income	$ 35,921	$ 57,592	$ 121,943
Basic net income per share	$ 1.37	$ 2.21	$ 4.07
Diluted net income per share	$ 1.30	$ 2.08	$ 3.93

The pro forma financial information for all periods presented above has been calculated after adjusting the results of LTST to reflect the business combination accounting effects resulting from this acquisition, including the amortization expense from acquired intangible assets as though the acquisition occurred as of the beginning of the Company's fiscal year 2022. As noted above, the allocation is preliminary and changes to the value of the contingent consideration and finalization of our valuation could result in changes to the amount of amortization expense from acquired intangible assets included in the pro forma financial information presented above. The Company's historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company's fiscal 2022.

8.   ACQUISITION OF AAT CARRIERS, INC.

On February 9, 2022, we acquired 100% of the outstanding stock of AAT headquartered in Chattanooga, TN. AAT specializes in highly regulated, time-sensitive loads for the U.S. government. The acquisition date fair value of the consideration transferred was $54.7 million. The Stock Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Stock Purchase Agreement includes an earnout component of up to an aggregate of $20.0 million based on AAT's adjusted earnings before interest, taxes, depreciation, and amortization reported for the first and second years following closing. The total purchase price, including the earnout achieved, was $57.0 million.

The acquisition date fair value of the consideration transferred consisted of the following:

	February 9, 2022
(in thousands)	
Cash paid pursuant to Stock Purchase Agreement	$ 40,347
Cash acquired included in historical book value of AAT's assets and liabilities	(1,846)
Contingent consideration	16,210
Net purchase price	$ 54,711

The contingent consideration arrangement requires us to pay up to $20.0 million of additional consideration to AAT's former shareholders based on AAT's results during the first two post-acquisition years. We estimated the fair value of the contingent consideration using a probability-weighted model. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. Refer to Note 3, "Fair Value of Financial Instruments" for information regarding changes in the contingent consideration arrangement.

Because of our 338(h)10 election, all goodwill related to the acquisition is deductible for tax purposes, and there are no deferred income taxes arising from the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

	February 9, 2022
(in thousands)	
Accounts receivable	$ 842
Prepaid expenses	33
Other short-term assets	19
Net property and equipment	7,994
Credentialing intangible asset	32,000
Total identifiable assets acquired	40,888
Accounts payable	(19)
Accrued expenses	(1,396)
Finance lease obligations	(458)
Other long-term liabilities	(3)
Total liabilities assumed	(1,876)
Net identifiable assets acquired	39,012
Goodwill	15,699
Net assets acquired	$ 54,711

The goodwill recognized is attributable primarily to expected cost synergies in the areas of fuel, purchases of revenue equipment. Refer to Note 9, "Goodwill and Other Assets" for a summary of changes to goodwill during the period as well as information related to the identifiable intangible asset acquired.

AAT's results have been included in the consolidated financial statements since the date of acquisition and are reported within our Expedited reportable segment. The amounts of revenue and earnings of AAT included in the Company's consolidated results of operations from the acquisition date to the period ended December 31, 2024 are as follows:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Total revenue	$ 33,139	$ 37,621	$ 33,061
Net income	$ 5,173	$ 10,679	$ 13,263

9. GOODWILL, INTANGIBLES, AND OTHER ASSETS

The Landair trade name has a residual value of $0.5 million.

Amortization expense of $9.5 million, $7.5 million, and $4.3 million for the years ended December 31, 2024, 2023, and 2022, respectively, was included in depreciation and amortization in the consolidated statements of operations.

A summary of other intangible assets, by reportable segment as of December 31, 2024 and 2023 is as follows:

(in thousands)	December 31, 2024			
	Gross intangible assets	Accumulated amortization	Net intangible assets	Remaining Life (months)
Trade name:				
Dedicated	$ 4,502	$ (2,479)	$ 2,023	
Managed Freight	1,089	(910)	179	
Warehousing	999	(885)	114	
Total trade name	6,590	(4,274)	2,316	98
Non-Compete agreement:				
Dedicated	4,670	(1,946)	2,724	
Managed Freight	380	(127)	253	
Total non-compete agreement	5,050	(2,073)	2,977	28
Customer relationships:				
Dedicated	60,172	(12,142)	48,030	
Managed Freight	7,312	(1,987)	5,325	
Warehousing	12,436	(6,736)	5,700	
Total customer relationships:	79,920	(20,865)	59,055	149
Credentialing:				
Expedited	32,000	(6,222)	25,778	
Total credentialing	32,000	(6,222)	25,778	145
Total other intangible assets	$ 123,560	$ (33,434)	$ 90,126	142

(in thousands)	December 31, 2023			
	Gross intangible assets	Accumulated amortization	Net intangible assets	Remaining Life (months)
Trade name:				
Dedicated	$ 4,502	$ (2,269)	$ 2,233	
Managed Freight	1,089	(891)	198	
Warehousing	999	(885)	114	
Total trade name	6,590	(4,045)	2,545	110
Non-Compete agreement:				
Dedicated	4,670	(778)	3,892	
Managed Freight	380	(32)	348	
Warehousing	-	-	-	
Total non-compete agreement	5,050	(810)	4,240	40
Customer relationships:				
Dedicated	60,172	(8,258)	51,914	
Managed Freight	7,312	(1,043)	6,269	
Warehousing	12,436	(5,700)	6,736	
Total customer relationships	79,920	(15,001)	64,919	159
Credentialing:				
Expedited	32,000	(4,089)	27,911	157
Total credentialing	32,000	(4,089)	27,911	
Total other intangible assets	$ 123,560	$ (23,945)	$ 99,615	151

The above finite-lived intangible assets have a weighted average remaining life of 142 months and 151 months as of December 31, 2024 and 2023, respectively.

The expected amortization expense of these assets for the next five years is as follows:

	(In thousands)
2025	$ 9,488
2026	9,488
2027	8,678
2028	8,220
2029	8,208
Thereafter	45,544

The assignment of goodwill and intangible assets to our reportable segments was complete as of December 31, 2024. The carrying amount of goodwill was $78.9 million at December 31, 2024, compared to $75.7 million at December 31, 2023. A summary of the changes in carrying amount of goodwill by reportable segment is as follows:

(in thousands)	Expedited	Dedicated	Managed Freight	Warehousing
Balance at December 31, 2023	$ 15,699	$ 27,767	$ 10,531	$ 21,750
Post-acquisition goodwill adjustments	-	4,808	(1,614)	-
Balance at December 31, 2024	$ 15,699	$ 32,575	$ 8,917	$ 21,750

A summary of other assets as of December 31, 2024 and 2023 is as follows:

(in thousands)	2024	2023
Investment in TEL	$ 77,405	$ 66,327
Other long-term receivables	3,163	4,664
Other assets, net	9,065	7,076
Total other assets, net	$ 89,633	$ 78,067

Other long-term receivables primarily represents amounts related to extended warranties purchased on our revenue equipment on our consolidated balance sheet as of December 31, 2024, and 2023, as well as amounts recorded as a receivable in other assets and as a corresponding accrual in the long-term portion of insurance and claims accruals on our consolidated balance sheet as of December 31, 2024 and 2023, for claims above our self-insured retention for which we believe it is reasonably assured that the insurers will provide their portion of such claims.

The Company conducted its annual impairment assessments and tests of goodwill for each reporting unit as of October 1, 2024. We may elect to perform an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount, including goodwill. When performing the qualitative assessment, the Company considers the impact of factors including, but not limited to, macroeconomic and industry conditions, overall financial performance of each reporting unit, litigation and new legislation. If based on the qualitative assessments, the Company believes it more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount, or periodically as deemed appropriate by management, the Company will prepare an estimation of the respective reporting unit's fair value utilizing a quantitative approach.

If the estimation of fair value indicates that impairment potentially exists, the Company will then measure the amount of the impairment, if any. Goodwill impairment exists when the estimated implied fair value of goodwill is less than its carrying value. Changes in strategy or market conditions could significantly impact these fair value estimates and require adjustments to recorded asset balances. As a result of the most recent goodwill impairment analysis performed (October 1, 2024), the Company determined that it was not more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount.

Additionally, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment is recognized on assets classified as held and used when the sum of undiscounted estimated cash flows expected to result from the use of the asset is less than the carrying value. If such measurement indicates a possible impairment, the estimated fair value of the asset is compared to its net book value to measure the impairment charge, if any. No such events were identified as of December 31, 2024.

10. DEBT

Current and long-term debt and lease obligations consisted of the following at December 31, 2024 and 2023:

(in thousands)	December 31, 2024		December 31, 2023	
	Current	Long-Term	Current	Long-Term
Borrowings under Credit Facility	$ -	$ -	$ -	$ 11,579
Borrowings under the Draw Note	-	-	-	-
Revenue equipment installment notes; weighted average interest rate of 5.4% at December 31, 2024, and 5.2% December 31, 2023, due in monthly installments with final maturities at various dates ranging from February 2028 to March 2029, secured by related revenue equipment	62,860	170,629	46,357	167,509
Real estate notes; interest rate of 6.3% at December 31, 2024 and 7.1% at December 31, 2023 due in monthly installments with a fixed maturity at August 2035, secured by related real estate	1,350	16,456	1,294	17,806
Total debt	64,210	187,085	47,651	196,894
Principal portion of finance lease obligations, secured by related revenue equipment	751	3,192	781	5,296
Principal portion of operating lease obligations, secured by related equipment	10,349	31,302	11,950	30,892
Total debt and lease obligations	$ 75,310	221,579	$ 60,382	$ 233,082

We and substantially all of our subsidiaries are parties to the Third Amended and Restated Credit Agreement (the "Credit Facility") with Bank of America, N.A., as agent (the "Agent") and JPMorgan Chase Bank, N.A. (together with the Agent, the "Lenders"). The Credit Facility is a $110.0 million revolving credit facility, with an uncommitted accordion feature that, so long as no event of default exists, allows us to request an increase in the revolving credit facility of up to $75.0 million subject to Lender acceptance of the additional funding commitment. The Credit Facility includes a letter of credit sub facility in an aggregate amount of $105.0 million and a swing line sub facility in an aggregate amount equal to the greater of $10.0 million or 10% of the Lenders' aggregate commitments under the Credit Facility from time-to-time. The Credit Facility matures in May 2027.

Borrowings under the Credit Facility are classified as either "base rate loans" or "SOFR loans." Base rate loans accrue interest at a base rate equal to the greater of the Agent's prime rate, the federal funds rate plus 0.5%, or SOFR for a one month period as of such day, plus an applicable margin ranging from 0.25% to 0.75%; while SOFR loans accrued interest at SOFR, plus an applicable margin ranging from 1.25% to 1.75%. The applicable rates are adjusted quarterly based on average pricing availability. The unused line fee is the product of 0.25% times the average daily amount by which the Lenders' aggregate revolving commitments under the Credit Facility exceed the outstanding principal amount of revolver loans and the aggregate undrawn amount of all outstanding letters of credit issued under the Credit Facility. The obligations under the Credit Facility are guaranteed by us and secured by a pledge of substantially all of our assets, with the notable exclusion of any real estate, revenue equipment pledged under other financing agreements, including revenue equipment installment notes and finance leases, and revenue equipment that we do not designate as being included in the borrowing base.

Borrowings under the Credit Facility are subject to a borrowing base limited to the lesser of (A) $110.0 million, minus the sum of the stated amount of all outstanding letters of credit; or (B) the sum of (i) 87.5% of eligible accounts receivable, plus (ii) the least of (a) 85% of the appraised net orderly liquidation value of eligible revenue equipment, (b) 100% of the net book value of eligible revenue equipment, (c) 60.0% of the Lenders' aggregate revolving commitments under the Credit Facility, or (d) $65.0 million. We had no borrowings outstanding under the Credit Facility as of December 31, 2024, undrawn letters of credit outstanding of approximately $19.8 million, and available borrowing capacity of $90.2 million. Based on availability as of December 31, 2024 and 2023, there was no fixed charge coverage requirement.

The Credit Facility includes usual and customary events of default for a facility of this nature and provides that, upon the occurrence and continuation of an event of default, payment of all amounts payable under the Credit Facility may be accelerated, and the Lenders' commitments may be terminated. If an event of default occurs under the Credit Facility and the Lenders cause, or have the ability to cause, all of the outstanding debt obligations under the Credit Facility to become due and payable, this could result in a default under other debt instruments that contain acceleration or cross-default provisions. The Credit Facility contains certain restrictions and covenants relating to, among other things, debt, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, and affiliate transactions. Failure to comply with the covenants and restrictions set forth in the Credit Facility could result in an event of default.

Pricing for the revenue equipment installment notes is quoted by the respective financial affiliates of our primary revenue equipment suppliers and other lenders at the funding of each group of equipment acquired and include fixed annual rates for new equipment under retail installment contracts. The notes included in the funding are due in monthly installments with final maturities at various dates ranging from February 2028 to March 2029. The notes contain certain requirements regarding payment, insuring of collateral, and other matters, but do not have any financial or other material covenants or events of default except certain notes totaling $28.6 million are cross-defaulted with the Credit Facility. Additional borrowings from the financial affiliates of our primary revenue equipment suppliers and other lenders are expected to be available to fund new tractors expected to be delivered in 2025, while any other property and equipment purchases, including trailers, are expected to be funded with a combination of available cash, notes, operating leases, finance leases, and/or from the Credit Facility.

In August 2015, we financed a portion of the purchase of our corporate headquarters, a maintenance facility, and certain surrounding property in Chattanooga, Tennessee by entering into a $28.0 million variable rate note with a third-party lender. Concurrently with entering into the note, we entered into an interest rate swap to effectively fix the related interest rate to 4.2%. The note contains certain restrictions and covenants that are usual and customary for a note of this nature. Failure to comply with the covenants and restrictions set forth in the note could result in an event of default. We expect to be in compliance with our debt covenants for the next 12 months.

In connection with the settlement of a dispute related to the sale of TFS (the "TFS Settlement"), in September 2020, TBK Bank, SSB, as lender and agent for Triumph ("TBK Bank"), provided the Company with a $45 million line of credit (the "Draw Note"), the proceeds of which are to be used solely to satisfy our indemnification obligations under the TFS Settlement. We may borrow pursuant to the Draw Note until September 23, 2025.

As of December 31, 2024, the scheduled principal payments of debt, excluding finance leases for which future payments are discussed in Note 11 are as follows:

	(in thousands)
2025	$ 64,210
2026	53,372
2027	47,596
2028	70,568
2029	4,323
Thereafter	11,226

11. LEASES

Finance lease obligations are utilized to finance a portion of our revenue equipment and are entered into with certain finance companies who are not parties to our Credit Facility. The leases in effect at December 31, 2024 terminate in May 2025 through November 2033 and contain guarantees of the residual value of the related equipment by us. As such, the residual guarantees are included in the related debt balance as a balloon payment at the end of the related term as well as included in the future minimum finance lease payments. These lease agreements require us to pay personal property taxes, maintenance, and operating expenses. Our operating lease obligations do not typically include residual value guarantees or material restrictive covenants.

A summary of our lease obligations for the twelve months ended December 31, 2024, 2023, and 2022 are as follows:

(dollars in thousands)	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Finance lease cost:			
Amortization of right-of-use assets	$ 491	$ 689	$ 2,314
Interest on lease liabilities	818	510	377
Operating lease cost	14,350	18,296	20,538
Short-term lease cost	4,117	7,514	13,625
Variable lease cost	266	1,024	232
Total lease cost	$ 20,042	$ 28,033	$ 37,086
Other information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from finance leases	$ 818	$ 510	$ 377
Operating cash flows from operating leases	$ 11,222	$ 13,965	$ 17,114
Financing cash flows from finance leases	$ 2,949	$ 5,619	$ 5,516
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 815	$ 5,938	$ 458
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 13,753	$ 3,992	$ 48,515
Weighted-average remaining lease term—finance leases	4.8 years	3.8 years	5.7 years
Weighted-average remaining lease term—operating leases	4.4 years	4.6 years	4.6 years
Weighted-average discount rate—finance leases	12.7%	13.2%	5.1%
Weighted-average discount rate—operating leases	8.7%	10.1%	9.1%

At December 31, 2024 and 2023, right-of-use assets of $40.0 million and $41.2 million for operating leases, respectively, and $4.6 million and $6.4 million for finance leases, are included in net property and equipment in our consolidated balance sheets. During the year ended December 31, 2022, we recognized $7.5 million of expense related to the early abandonment and disposal charges related to revenue equipment held under operating leases as the equipment was a source of significant operational headwinds throughout the year due to poor fuel economy, unusually high maintenance costs, and elevated downtime. Operating lease right-of-use asset amortization is included in revenue equipment rentals and purchased transportation, communication and utilities, and general supplies and expenses, depending on the underlying asset, in the consolidated statement of operations. Amortization of finance leased assets is included in depreciation and amortization expense in the consolidated statement of operations.

Our future minimum lease payments as of December 31, 2024, summarized as follows by lease category:

(in thousands)	Operating		Finance	
2025	$	13,083	$	1,214
2026		11,560		1,212
2027		10,386		1,212
2028		5,944		930
2029		3,623		340
Thereafter		4,562		527
Total minimum lease payments	$	49,158	$	5,435
Less: amount representing interest		(7,507)		(1,492)
Present value of minimum lease payments	$	41,651	$	3,943
Less: current portion		(10,349)		(751)
Lease obligations, long-term	$	31,302	$	3,192

Certain leases contain cross-default provisions with other financing agreements and additional charges if the unit's mileage exceeds certain thresholds defined in the lease agreement.

Rental expense is summarized as follows for each of the three years ended December 31:

(in thousands)	2024		2023		2022	
Revenue equipment rentals	$	5,390	$	12,735	$	26,478
Building and lot rentals		12,816		13,721		7,567
Other equipment rentals		527		378		350
Total rental expense	$	18,733	$	26,834	$	34,395

12.   INCOME TAXES

Income tax expense for the years ended December 31, 2024, 2023, and 2022 is comprised of:

(in thousands)	2024		2023		2022	
Federal, current	$	6,332	$	(1,132)	$	16,123
Federal, deferred		2,731		16,624		12,774
State, current		2,078		2,575		5,136
State, deferred		(596)		(456)		827
Income tax expense	$	10,545	$	17,611	$	34,860

Income tax expense for the years ended December 31, 2024, 2023, and 2022 is summarized below:

(in thousands)	2024		2023		2022	
Computed "expected" income tax expense	$	9,631	$	15,170	$	29,986
State income taxes, net of federal income tax effect		1,165		1,674		4,711
Per diem allowances		852		862		-
Tax contingency accruals		-		(287)		(230)
Tax credits		(496)		(329)		(379)
Excess tax benefits on share-based compensation		(975)		(1,811)		(446)
Change in prior year estimates		(398)		8		(145)
Executive compensation disallowance		1,068		2,370		1,778
Other, net		(302)		(46)		(415)
Income tax expense	$	10,545	$	17,611	$	34,860

The amount of income tax expense allocated to discontinued operations for TFS is $0.2 million for the years ended December 31, 2024 and 2023, and 2022, respectively.

Income tax expense varies from the amount computed by applying the applicable federal corporate income tax rate of 21% for 2024, 2023, and 2022, to income before income taxes primarily due to state income taxes, net of federal income tax effect, adjusted for permanent differences, the most significant of which are the effects of the per diem pay structure for drivers, executive compensation disallowance, and excess tax benefits on share-based compensation. Drivers who meet the requirements to receive per diem receive non-taxable per diem pay in lieu of a portion of their taxable wages. This per diem program increases our drivers' net pay per mile, after taxes, while decreasing gross pay, before taxes. As a result, salaries, wages, and benefits are slightly lower and our effective income tax rate is higher than the statutory rate. Generally, as pre-tax income increases, the impact of the driver per diem program on effective tax rate decreases, because aggregate per diem pay becomes smaller in relation to pre-tax income, while in periods where earnings are at or near breakeven, the impact of the per diem program on our effective tax rate is significant. Due to the partially nondeductible effect of per diem pay, our tax rate will fluctuate in future periods based on fluctuations in earnings.

The temporary differences and the approximate tax effects that give rise to our net deferred tax liability at December 31, 2024 and 2023 are as follows:

(in thousands)	2024	2023
Deferred tax assets:		
Insurance and claims	$ 9,943	$ 7,958
Net operating loss carryovers	4,756	14,550
Tax credits	487	347
Leased liability	10,640	10,796
Finance lease obligation	906	1,416
State bonus	3,205	6,760
Accrued bonus	3,146	3,198
Intangibles	1,394	727
Other	3,055	4,195
Total gross deferred tax assets	37,532	49,947
Valuation allowance	(42)	-
Total deferred tax assets, net of valuation allowance	37,490	49,947
Deferred tax liabilities:		
Property and equipment	(91,226)	(96,208)
Investment in partnership	(48,447)	(50,613)
ROU Asset- leases	(10,203)	(10,371)
Intangibles	-	(4,088)
Other	(343)	(563)
Prepaid expenses	(4,921)	(4,199)
Total deferred tax liabilities	(155,140)	(166,042)
Net deferred tax liability	$ (117,650)	$ (116,095)

The net deferred tax liability of $117.7 million primarily relates to differences in cumulative book versus tax depreciation of property and equipment, partially offset by net operating loss carryovers and insurance claims that have been reserved but not paid. The carrying value of our deferred tax assets assumes that we will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. The Company concluded that there is sufficient positive evidence to recognize existing deferred tax assets, with the exception of an immaterial amount of state attributes that are deemed unrealizable based on the timing of expiration and limited apportionable income.

As of December 31, 2024, we had less than $0.1 million of liability recorded for unrecognized tax benefits, which includes interest and penalties of less than $0.1 million. We recognize interest and penalties accrued related to unrecognized tax benefits in tax expense. As of December 31, 2023, we had a $0.1 million liability recorded for unrecognized tax benefits, which included interest and penalties of less than $0.1 million. As of December 31, 2022, we had a $0.4 million liability recorded for unrecognized tax benefits, which included interest and penalties of less than $0.1 million. Interest and penalties recognized for uncertain tax positions provided for de minimus expense in 2024, 2023, and 2022.

The following tables summarize the annual activity related to our gross unrecognized tax benefits (in thousands) for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Balance as of January 1,	$ 105	$ 392	$ 596
Decreases related to lapsing of statute of limitations	(105)	(287)	(204)
Balance as of December 31,	$ -	$ 105	$ 392

If recognized, approximately $0.0 million, $0.1 million, and $0.4 million of unrecognized tax benefits would impact our effective tax rate as of December 31, 2024, 2023, and 2022, respectively. Any prospective adjustments to our reserves for income taxes will be recorded as an increase or decrease to our provision for income taxes and would impact our effective tax rate.

Our 2021 through 2023 tax years remain subject to examination by the IRS for U.S. federal tax purposes, our major taxing jurisdiction. In the normal course of business, we are also subject to audits by state and local tax authorities. We do not anticipate total unrecognized tax benefits to materially change in the next twelve months.

We have $46.4 million of federal net operating loss offsetting current tax in 2024 with no federal net operating losses remaining. Our state net operating loss carryforwards and state tax credits of $99.4 million and $0.6 million, respectively, expire beginning in 2024 and 2029 based on jurisdiction.

The American Rescue Plan Act of 2021 (the "ARPA") includes several provisions meant to stimulate the U.S. economy. Of relevance to the Company, ARPA extended the reach of IRC Section 162(m) to include compensation paid to the eight highest-paid individuals other than the chief executive officer and chief financial officer (rather than the three highest), however, this change is not effective until 2027. There is no material impact to the financial statements at this time.

We do not anticipate the Inflation Reduction Act (the "IRA") will have a significant impact on income tax expense or on other taxes. One of the most impactful provisions of the IRA includes the establishment of a Corporate Alternative Minimum Tax ("CAMT"). However, this tax only applies to corporations with three-year average earnings in excess of $1.0 billion. We will continue to monitor the CAMT each year to determine if we will become an applicable corporation. Additionally, the IRA enacted an excise tax on stock buybacks, which imposes a 1% tax on stock buybacks, subject to netting provisions regarding stock awarded to employees as part of their compensation. We do not currently have an active buyback program, but will continue to monitor IRS guidance and regulations on how the buyback tax will be imposed and administered.

On May 11, 2023, the Tennessee Works Act was signed into law by Governor Lee. The most impactful change for the Company was the phase-in of a single-sales factor apportionment formula for the logistics and leasing companies that file in Tennessee. The motor carriers already apply a single-sales factor. This resulted in the Company recording a $1.2 million benefit during 2023 related to revaluing our deferred tax balances for this change. The original 2023 estimate was updated based on 2024 results and refined apportionment calculations. The revision had minimal effect on the overall deferred tax balance at December 31, 2024.

The Organization for Economic Co-operation and Development ("OECD") has released the Base Erosion and Profit Shifting framework 2.0 ("Pillar Two") to introduce a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds. As of December 31, 2024, we have no recorded effects for Pillar Two due to our operational jurisdiction being wholly domestic. The United States has not yet enacted legislation to adopt Pillar Two. We will continue to monitor the impact of this legislation going forward.

13.   EQUITY METHOD INVESTMENT

We own a 49.0% interest in TEL, a tractor and trailer equipment leasing company and used equipment reseller. There is no loss limitation on our 49.0% interest in TEL. We have not guaranteed any of TEL's debt and have no obligation to provide funding, services, or assets. There are no current put rights to purchase or sell with any owners. TEL's majority owners are generally restricted from transferring their interests in TEL, other than to certain permitted transferees, without our consent, similarly, we are generally restricted from transferring our interests in TEL, other than to certain permitted transferees, without their consent. There are no third-party liquidity arrangements, guarantees, and/or other commitments that may affect the fair value or risk of our interest in TEL. For the year ended December 31, 2024 we sold revenue equipment to TEL in exchange for the assumption of the related notes payable of $26.2 million and $0.5 million of cash. For the years ended December 31, 2023 and 2022 we sold no tractors and trailers to TEL. We received $1.1 million, $0.9 million, and $0.8 million respectively, for providing various maintenance services, certain back-office functions, and for miscellaneous equipment. We purchased equipment from TEL for $0.6 million, $4.1 million, and none in 2024, 2023, and 2022, respectively. Additionally, we paid $1.8 million, $6.8 million, and $6.1 million to TEL for leases of revenue equipment and maintenance in 2024, 2023, and 2022, respectively. We had operating lease liabilities with TEL of $10.1 million and $4.1 million at December 31, 2024 and 2023, respectively, for revenue equipment leased from TEL. We recorded net reversal of gains of less than $0.1 million for the years ended December 31, 2024, 2023, and 2022, representing 49% of the gains on tractors and trailers sold to TEL less any gains previously deferred and recognized when the equipment was sold to a third-party. Deferred gains totaling $0.2 million at December 31, 2024 and 2023, respectively, are being carried as a reduction in our investment in TEL.

We have accounted for our investment in TEL using the equity method of accounting and thus our financial results include our proportionate share of TEL's net income, which amounted to $14.7 million in 2024, $21.4 million in 2023, and $25.2 million in 2022. We received an equity distribution from TEL for $3.7 million, $9.8 million, and $14.7 million in 2024, 2023, and 2022, respectively, which was distributed to each member based on its respective ownership percentage.

Our accounts receivable and payable from TEL and investment in TEL as of December 31, 2024 and 2023, are as follows:

Description:	Balance Sheet Line Item:	2024	2023
Accounts receivable from TEL	Driver advances and other receivables	$ -	$ 37
Accounts payable to TEL	Accrued expenses	$ 275	$ 460
Investment in TEL	Other assets	$ 77,405	$ 66,327

Our accounts receivable from TEL related to cash disbursements made pursuant to our performance of certain back-office and maintenance functions on TEL's behalf. Our accounts payable to TEL related to operating lease payments owed to TEL. Our investment in TEL is comprised of $4.9 million cash investment and our equity in TEL's earnings since our investment, partially offset by dividends received since our investment for minimum tax withholdings as noted above. Additionally, the abovementioned deferred gains on sales of equipment to TEL are carried as a reduction in our investment in TEL.

See TEL's summarized financial information below.

(in thousands)	As of the years ended December 31,	
	2024	2023
Current Assets	$ 84,677	$ 74,154
Non-current Assets	575,786	518,870
Current Liabilities	131,137	119,620
Non-current Liabilities	378,933	347,121
Total Equity	$ 150,393	$ 126,283

(in thousands)	As of the years ended December 31,		
	2024	2023	2022
Revenue	$ 150,538	$ 151,207	$ 149,347
Cost of Sales	11,467	14,768	28,815
Operating Expenses	89,575	79,596	60,861
Operating Income	49,496	56,843	59,671
Net Income	$ 31,610	$ 43,107	$ 51,907

14. EMPLOYEE BENEFIT PLANS

Deferred Profit Sharing Employee Benefit Plan

We have a deferred profit sharing and savings plan under which all of our employees with at least six months of service are eligible to participate. Employees may contribute a percentage of their annual compensation up to the maximum amount allowed by the Internal Revenue Code. We may make discretionary contributions as determined by a committee of our Board. We made contributions of $2.1 million, $2.2 million, and $1.9 million in 2024, 2023, and 2022, respectively, to the profit sharing and savings plan.

Nonqualified Deferred Compensation Plan

The Supplemental Savings Plan (the "SSP") is our nonqualified deferred compensation plan started during 2022 for the benefit of eligible key managerial employees whose contributions to our deferred profit sharing and savings plan are limited because of IRS regulations affecting highly compensated employees. Under the terms of the SSP, participants may elect to defer compensation on a pre-tax basis within annual dollar limits we establish. At December 31, 2024 and 2023, there were 17 and 15 active participants in the SSP, respectively. We may make discretionary contributions as we so determine each year. Each participant is fully vested in all deferred compensation and earnings; however these amounts are subject to general creditor claims until distributed to the participant. Under current federal tax law, we are not allowed a current income tax deduction for the compensation deferred by participants, but we are allowed a tax deduction when a distribution payment is made to a participant from the SSP. The accumulated benefit obligation was $3.5 million and $2.4 million as of December 31, 2024 and 2023, respectively, and is included in accrued expenses and other long-term liabilities in the consolidated balance sheets. We purchased life insurance policies with the intent to fund the future liability. The aggregate market value of the life insurance policies was $3.4 million and $2.4 million as of December 31, 2024 and 2023, respectively, and was included in other non-current assets in the consolidated balance sheets.

The accumulated benefit obligation and aggregate market value of the life insurance policies were as follows (in thousands):

| | December 31, | |
	2024	2023
Accumulated benefit obligation	$ 3,541	$ 2,360
Aggregate market value	$ 3,370	$ 2,424

15. RELATED PARTY TRANSACTIONS

Other than those associated with TEL, there are no material related party transactions. See Note 13 for discussions of the related party transactions associated with TEL.

16. COMMITMENTS AND CONTINGENT LIABILITIES

From time-to-time, we are a party to ordinary, routine litigation arising in the ordinary course of business, most of which involves claims for personal injury and/or property damage incurred in connection with the transportation of freight.

We maintain insurance to cover liabilities arising from the transportation of freight for amounts in excess of certain self-insured retentions. Refer to Note 1 for information about our insurance program.

We had $19.8 million and $21.8 million of outstanding and undrawn letters of credit as of December 31, 2024 and 2023, respectively. The letters of credit are maintained primarily to support our insurance programs. Additionally, we had $45.0 million of availability on a line of credit from Triumph solely to fund any indemnification owed to Triumph in relation to the sale of TFS. As of December 31, 2024, the remaining contingent liability was $0.8 million.

We had commitments outstanding at December 31, 2024, to acquire revenue equipment totaling approximately $114.0 million versus commitments at December 31, 2023 of approximately $121.9 million. These commitments are cancelable upon stated notice periods, subject to certain adjustments in the underlying obligations and benefits.

17. SEGMENT INFORMATION

Our four reportable segments are (i) Expedited, (ii) Dedicated, (iii) Managed Freight, and (iv) Warehousing. Refer to Note 1, for a description of each of our reportable segments.

The Company's chief operating decision maker, the Chief Executive Officer, evaluates the operating results through reportable segment operating income, which includes certain corporate overhead allocations directly attributable to each of the segments. We do not report our intersegment revenues by segment to our CODM and do not believe they are a meaningful metric for evaluating the performance of our reportable segments.

Each segment uses certain shared infrastructure and each segment is presented with its direct costs and an allocation of shared overhead costs. Insurance and claims expense is charged to the segments based on their historic claims experience and an allocation of current insurance premiums.

The chief operating decision maker uses operating income for each segment in the annual budget and strategic planning process. The chief operating decision maker considers budget-to-actual variances on a quarterly basis as well as month-over-month variances when making decisions about the allocation of operating and capital resources to each segment. The chief operating decision maker also uses segment operating income for evaluating pricing strategy, to assess the performance of each segment by comparing the results of each segment with one another, and in determining the compensation of certain employees.

The following tables summarize our reportable segment information as used by our chief operating decision maker in making decisions regarding allocation of resources, etc., for 2024, 2023, and 2022:

(in thousands)

Year Ended December 31, 2024	Expedited	Dedicated	Managed Freight	Warehousing	Consolidated
Revenues					
Freight revenue	$ 346,697	$ 317,787	$ 248,939	$ 100,518	$ 1,013,941
Fuel surcharge revenue[1]	69,764	46,627	-	1,144	117,535
Total revenue	$ 416,461	$ 364,414	$ 248,939	$ 101,662	$ 1,131,476
Operating expenses:					
Salaries, wages, and related expenses	136,453	141,051	9,180	46,299	
Fuel expense	64,661	50,063	-	1,473	
Operations and maintenance	39,651	36,983	1,421	5,419	
Revenue equipment rentals and purchased transportation	65,594	29,890	209,236	4,864	
Operating taxes and licenses	1,498	1,648	45	2,351	
Insurance and claims	26,321	15,882	913	792	
Communications and utilities	2	459	40	882	
General supplies and expenses	987	2,243	3,041	16,816	
Depreciation and amortization	23	12,238	84	1,759	
Gain on disposition of property and equipment, net	-	(107)	-	-	
Total allocated overhead	35,465	40,750	11,788	10,640	
Segment operating expenses	370,655	331,100	235,748	91,295	1,028,798
Segment operating income	$ 45,806	$ 33,314	$ 13,191	$ 10,367	$ 102,678
Other operating loss [2]					(57,918)
Total consolidated operating income					$ 44,760

(in thousands)

Year Ended December 31, 2023	Expedited	Dedicated	Managed Freight	Warehousing	Consolidated
Revenues					
Freight revenue	$ 343,779	$ 268,465	$ 258,903	$ 99,362	$ 970,509
Fuel surcharge revenue[1]	80,041	51,822	-	1,201	133,064
Total revenue	$ 423,820	$ 320,287	$ 258,903	$ 100,563	$ 1,103,573
Operating expenses:					
Salaries, wages, and related expenses	138,897	116,383	8,534	49,495	
Fuel expense	75,671	55,686	-	1,544	
Operations and maintenance	45,836	32,061	1,228	5,658	
Revenue equipment rentals and purchased transportation	55,064	30,492	221,535	5,974	
Operating taxes and licenses	1,679	927	45	2,107	
Insurance and claims	25,500	14,929	2,812	1,699	
Communications and utilities	65	272	9	927	
General supplies and expenses	1,072	2,173	2,282	17,141	
Depreciation and amortization	2,074	5,187	388	765	
Gain on disposition of property and equipment, net	(17)	(94)	-	-	
Total allocated overhead	32,969	35,805	11,617	9,467	
Segment operating expenses	378,810	293,821	248,450	94,777	1,015,858
Segment operating income	$ 45,010	$ 26,466	$ 10,453	$ 5,786	$ 87,715
Other operating loss [2]					(28,892)
Total consolidated operating income					$ 58,823

(in thousands)

Year Ended December 31, 2022	Expedited	Dedicated	Managed Freight	Warehousing	Consolidated
Revenues					
Freight revenue	$ 355,360	$ 291,199	$ 320,985	$ 78,852	$ 1,046,396
Fuel surcharge revenue[1]	97,353	71,798	-	1,311	170,462
Total revenue	$ 452,713	$ 362,997	$ 320,985	$ 80,163	$ 1,216,858
Operating expenses:					
Salaries, wages, and related expenses	139,950	126,625	10,671	44,553	
Fuel expense	88,574	76,254	9	1,660	
Operations and maintenance	46,747	37,416	207	3,620	
Revenue equipment rentals and purchased transportation	52,122	45,606	259,177	4,711	
Operating taxes and licenses	1,474	564	41	956	
Insurance and claims	23,069	20,867	1,712	865	
Communications and utilities	140	172	9	399	
General supplies and expenses	783	1,791	1,916	10,212	
Depreciation and amortization	895	22	71	672	
Gain on disposition of property and equipment, net	230	67	35	19	
Total allocated overhead	34,286	30,624	8,564	8,169	
Segment operating expenses	388,270	340,008	282,412	75,836	1,086,526
Segment operating income	$ 64,443	$ 22,989	$ 38,573	$ 4,327	$ 130,332
Other operating loss [2]					(9,650)
Total consolidated operating income					$ 120,682

(1) The chief operating decision maker does not receive fuel surcharge revenue and fuel expense individually, but is provided with fuel expense less fuel surcharge revenue (other than the fuel surcharge revenue we reimburse to independent contractors and other third parties which is included in purchased transportation),

which we refer to as net fuel expense. The chief operating decision maker uses net fuel expense to measure the effectiveness of our fuel surcharge program.

(2) Other operating loss is attributable to unallocated corporate expenses.

Balance sheet data by reportable segment is not maintained by the Company.

18. EQUITY

On December 31, 2024, after market close, the Company effected a 2 for 1 forward split on its Class A common stock and Class B common stock outstanding in the form of a stock dividend, under which each stockholder of the Company's Class A common stock on that date received one additional share of the Company's $0.01 par value Class A common stock for every one share owned and each stockholder of the Company's Class B common stock on that date received one additional share of the Company's $0.01 par value Class B common stock for every one share owned. All share and per share amounts presented in this Annual Report on Form 10-K, including with respect to dividends and in the financial statement and notes hereto have been adjusted for the stock split, except for the share amounts presented in the stockholders' equity section of our consolidated balance sheets.

On May 18, 2022, our Board approved a new stock repurchase authorization of up to $75.0 million of our Class A common stock, with any remaining amount available under prior authorizations being excluded and no longer available. Under such authorization, we repurchased 4.1 million shares of our Class A common stock for $57.5 million through January 30, 2023. On January 30, 2023, the Board approved an amendment to the Company's stock repurchase program authorizing the purchase of up to an aggregate $55.0 million of our Class A common stock. The amendment added an incremental approximately $37.5 million to the approximately $17.5 million that was then-remaining under the program. Between May 2022 and April 2023, we repurchased a total of 5.4 million shares of our Class A common stock. The program expired on January 31, 2024.

On January 26, 2022, our Board declared a cash dividend of $0.03125 per share, which was paid on March 25, 2022, to stockholders of record on March 4, 2022. On May 18, 2022, our Board declared a cash dividend of $0.03125 per share, which was paid on June 24, 2022, to stockholders of record on June 3, 2022. On August 17, 2022, our Board declared a cash dividend of $0.04 per share which was paid on September 30, 2022, to stockholders of record on September 2, 2022. On February 15, 2023, our Board declared a cash dividend of $0.055 per share, which was paid on March 31, 2023, to stockholders of record on March 3, 2023. On May 17, 2023, our Board declared a cash dividend of $0.055 per share which was paid on June 30, 2023, to stockholders of record on June 2, 2023. On August 16, 2023, our Board declared a cash dividend of $0.055 per share which was paid on September 29, 2023, to stockholders of record on September 1, 2023. On November 15, 2023, our Board declared a cash dividend of $0.055 per share which was paid on December 29, 2023, to stockholders of record on December 1, 2023. On February 13, 2024, our Board declared a cash dividend of $0.055 per share which was paid on March 29, 2024, to stockholders of record on March 1, 2024. On May 15, 2024, our Board declared a cash dividend of $0.055 per share which was paid on June 28, 2024, to stockholders of record on June 7, 2024. On August 14, 2024, our Board declared a cash dividend of $0.055 per share which was paid on September 27, 2024, to stockholders of record on September 6, 2024. On November 21, 2024, our Board declared a cash dividend of $0.055 per share which was paid on December 27, 2024, to stockholders of record on December 6, 2024.

19. SUBSEQUENT EVENTS

On February 10, 2025, our Board approved a quarterly cash dividend program of $0.07 per share, subject to quarterly approval by our Board. Our Board has approved the dividend, which will be for stockholders of record as of March 7, 2025, and payable on March 28, 2025.

COVENANT LOGISTICS GROUP, INC.
STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return of our common stock with the cumulative total stockholder return of the NYSE Composite Index, the Nasdaq Composite Index, and the Nasdaq Transportation Index for the period commencing December 31, 2019, and ending December 31, 2024. The graph assumes $100 was invested on December 31, 2019, and that all dividends were reinvested.

In 2023, because our Class A common stock was traded on The NASDAQ Global Select Market, we used the Nasdaq Composite Index as our broad equity market index. As previously disclosed, we voluntarily transferred the listing of our Class A common stock to the New York Stock Exchange effective August 6, 2024. As a result, we have changed our broad equity market index for purposes of disclosure in the stock performance graph to the NYSE Composite Index and have included returns in the stock performance graph based on both of these indices. In future periods, we will no longer reference the Nasdaq Composite Index in comparing total stockholder returns.

The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Covenant Logistics Group, Inc., the NYSE Composite Index,
the NASDAQ Composite Index and the NASDAQ Transportation Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/19	12/20	12/21	12/22	12/23	12/24
Covenant Logistics Group, Inc.	100.00	114.58	204.49	270.24	363.79	434.47
NYSE Composite	100.00	106.99	129.11	117.04	133.16	154.19
NASDAQ Composite	100.00	144.92	177.06	119.45	172.77	223.87
NASDAQ Transportation	100.00	106.29	120.41	97.55	130.87	133.76

COVENANT LOGISTICS GROUP, INC. CORPORATE INFORMATION

DIRECTORS AND DIRECTOR NOMINEES

David R. Parker
Chairman of the Board,
Chief Executive Officer

Rachel Parker-Hatchett
Director, Covenant Logistics Group, Inc.

Dr. Benjamin S. Carson Sr.
Former Secretary of Housing & Urban Development
Founder & Chairman of the American Cornerstone
Institute

Tracy L. Rosser
Chief Supply Chain Officer of White Cap
Former Executive Vice President of Operations at Uber
Freight (formerly Transplace)

Joey B. Hogan
Director, Covenant Logistics Group, Inc.
Former President of Covenant Logistics Group, Inc.

Herbert J. Schmidt
Retired Executive Vice President of Con-way Inc. &
President of Con-way Truckload

D. Michael Kramer
Executive Chairman of Southeastern Trust Company
Former Chief Executive Officer of Peak Financial, LLC

W. Miller Welborn
Chairman of SmartFinancial, Inc.

Bradley A. Moline
President & Chief Executive Officer,
Allo Communications, LLC

OFFICERS

David R. Parker
Chairman of the Board &
Chief Executive Officer
(principal executive officer)

James "Tripp" S. Grant
Executive Vice President and Chief Financial Officer
(principal financial officer)

Matisse Long
Chief Accounting Officer
(principal accounting officer)

M. Paul Bunn
President

Dustin Koehl
Chief Operating Officer

Joey Ballard
Executive Vice President – People and Safety

INDEPENDENT AUDITORS
Grant Thornton, LLP
Atlanta, Georgia

CORPORATE COUNSEL
Scudder Law Firm, P.C., L.L.O.
Lincoln, Nebraska

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

ANNUAL MEETING
Covenant's Annual Meeting will be held at 10:00 a.m.
local time on May 14, 2025.

CORPORATE HEADQUARTERS
400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212

COMMON STOCK
New York Stock Exchange – CVLG

The Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Annual Report on Form 10-K for the period ended December 31, 2024, on February 28, 2025.

A copy of our Annual Report on Form 10-K, for the year ended December 31, 2024, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon written request to Paul Bunn, President, at 400 Birmingham Highway, Chattanooga, Tennessee 37419.